Exhibit 99.1

Lithium Americas Annual Information Form for the year ended December 31, 2021 March 15, 2022

Annual Information Form 2021

Table of Contents
Forward Looking Statements	1
Cautionary Notice Regarding Mineral Reserves and Mineral Resource Estimates	4
Definitions and Other Information	6
Definitions	6
Currency	6
Corporate Structure of the Company	7
Name, Address and Incorporation	7
Intercorporate Relationships	7
General Development of the Business	8
Overview	8
Recent Developments	8
Outlook	9
Description of the Business	10
Overview of Mineral Projects	10
Caucharí-Olaroz Project	10
Thacker Pass Project	30
Pastos Grandes Project	49
Competitive Conditions	52
Specialized Skills and Knowledge	52
Mineral Price and Economic Cycles	53
Intangibles	53
Economic Dependence	53
Foreign Operations	53
Employees	54
Changes to Contracts	54
Environmental Protection	55
ESG Policies	55
Emerging Market Disclosure	58
Risk Factors	62
Description of Capital Structure	82
Common Shares	82
Convertible Notes	83
Voting	84
Dividends and Distributions	84
Market for Securities	84

Annual Information Form 2021

Directors and Officers	85
Name and Occupation	85
Shareholdings of Directors and Officers	88
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	88
Committees of the Board	89
Conflicts of Interest	89
Audit Committee and Risk Information	90
Audit Committee and Risk Charter	90
Audit Fees	92
Legal Proceedings and Regulatory Actions	92
Interest of Management and Others in Material Transactions	93
Transfer Agents and Registrars	93
Material Contracts	93
Interests of Experts	95
Additional Information	96
Schedule “A” DEFINITIONS	A-1
Schedule “B” AUDIT COMMITTEE AND RISK CHARTER	B-1

Forward Looking Statements

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this AIF contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: development of the Caucharí-Olaroz Project and the Thacker Pass Project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof; expectations and anticipated impact of the COVID-19 pandemic; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass Project; capital expenditures and programs; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources will ever be developed into Mineral Reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz Project, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; successful operation of the Caucharí-Olaroz Project under its co-ownership structure; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project; results of the Company’s engineering, design and permitting program at the Thacker Pass Project, including that the Company meets deadlines and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Caucharí-Olaroz Project and the Thacker Pass Project; timing, results and completion of a feasibility study for the Thacker Pass Project; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz Project and for permitting and Thacker Pass Project feasibility study activities at the Thacker Pass Project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, whether the Argentine government reaches an agreement with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; and the potential for partnership and financing scenarios for the Thacker Pass Project, including a potential separation between the U.S. and Argentina operations of the Company.

Annual Information Form 2021

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

▪	current technological trends;
▪	a cordial business relationship between the Company and its co-owners of the Caucharí-Olaroz Project;
▪	ability of the Company to fund, advance and develop the Caucharí-Olaroz Project and the Thacker Pass Project, and the respective impacts of the projects when production commences;
▪	the Company’s ability to operate in a safe and effective manner;
▪	uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
▪	demand for lithium, including that such demand is supported by growth in the electric vehicle market;
▪	the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
▪	general economic conditions;
▪	the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
▪

stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;

▪	the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
▪	gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
▪	estimates of and unpredictable changes to the market prices for lithium products;
▪	exploration, development and construction costs for the Caucharí-Olaroz Project and the Thacker Pass Project;
▪	estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources will ever be developed into Mineral Reserves;
▪	reliability of technical data;
▪	anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing;
▪	timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass Project;
▪	the Company’s ability to obtain additional financing on satisfactory terms or at all;
▪	the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;

Annual Information Form 2021

▪	the impact of the COVID-19 pandemic on the Company’s business;
▪	accuracy of development budget and construction estimates; and
▪	preparation of a development plan and feasibility study for lithium production at the Thacker Pass Project.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this AIF, including but not limited to, the factors referred to under the heading “Description of the Business – Risk Factors” in this AIF. Such risks include, but are not limited to the following: the impacts of the COVID-19 pandemic on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits, construction by Minera Exar, in which the Company has a 44.8% co-ownership interest with Ganfeng and JEMSE, at the Caucharí-Olaroz Project, and on third parties providing services to the Company in respect of the Thacker Pass Project or to Minera Exar with respect to the Caucharí-Olaroz Project; the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether Mineral Resources will ever be converted into Mineral Reserves; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk;

Annual Information Form 2021

dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; and cybersecurity risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this AIF is expressly qualified by these cautionary statements. All forward-looking information in this AIF speaks as of the date of this AIF. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this AIF are expressly qualified in their entirety by this cautionary statement. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent MD&A for the most recently completed financial year, which are available on SEDAR at www.sedar.com.

Cautionary Notice Regarding Mineral Reserves and Mineral Resource Estimates

The disclosure included in this AIF uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimates are made in accordance with the CIM Definition Standards adopted by the CIM Council on May 10, 2014 and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Definition Standards:

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not

Annual Information Form 2021

restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A Probable Mineral Reserve or a Probable Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve or a Proven Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Unless otherwise indicated, all Mineral Reserves and Mineral Resources estimates included in this AIF have been prepared in accordance with NI 43-101. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in this AIF that describes the Company's Mineral Reserves and Mineral Resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

Annual Information Form 2021

Definitions and Other Information

Definitions

For a description of defined terms and other reference information used in this AIF, please refer to Schedule “A”.

Currency

This AIF contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to United States dollars are referred to as “US$”.

The following table sets forth the high and low exchange rates for one US dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Bank of Canada:

	United States Dollars into Canadian Dollars
	2021	2020	2019
High	$1.2942	$1.4496	$1.3600
Low	$1.2040	$1.2718	$1.2988
Rate at end of period	$1.2678	$1.2732	$1.2988
Average rate for period	$1.2535	$1.3415	$1.3269

On March 15, 2022, the rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.2803.

Annual Information Form 2021

Corporate Structure of the Company

Name, Address and Incorporation

The Company was incorporated under the BCBCA on November 27, 2007 under the name “Western Lithium Canada Corporation” and changed its name to “Western Lithium USA Corporation” on May 31, 2010. The Company amended its Articles in 2013 to add advance notice requirements for the election of directors and in 2015 to give the Board the authority by resolution to alter the Company’s authorized share capital and to effect amendments to the Articles, except as otherwise specifically provided in the Articles or the BCBCA. On March 21, 2016, the Company changed its name to “Lithium Americas Corp.” On November 8, 2017, the Company consolidated its then outstanding Common Shares on a 5:1 basis.

The Company’s head office and registered office is located at 300 – 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

Intercorporate Relationships

The corporate structure of the Company, its material subsidiaries, the jurisdiction of incorporation of such corporations and the percentage of equity ownership are set out in the following chart:

Lithium Americas Corp.
(British Columbia, Canada)
49%
43.04%
100%
100%
100%
Exar Capital B.V.
(Netherlands)
2265866 Ontario, Inc.
(Ontario, Canada)
Millennial Lithium Corp.
(British Columbia, Canada)
1339480 B.C.Ltd.
(British Columbia, Canada)
99.99%
100%
Lithium Nevada Corp.
(Nevada, USA)
(1)
100%
Minera Exar S.A.
(Jujuy, Argentina)
1.79%
0.01%
Proyecto Pastos Grandes S.A.
(Salta, Argentina)
KV Project LLC
(Nevada, USA)

Notes:

(1)	Exar Capital holds no equity interest in Minera Exar, but has and continues to provide shareholder loans.

Annual Information Form 2021

General Development of the Business

Overview

The Company is a Canadian-based resource company focused on advancing lithium development projects toward production. In Argentina, the Caucharí-Olaroz Project, located in the Province of Jujuy is advancing towards first production as the largest new lithium brine operation in over 20 years, and the Pastos Grandes Project located in the Province of Salta was recently acquired in connection with the Millennial Transaction and represents regional growth opportunities for the Company. In the United States, the Thacker Pass Project is located in north-western Nevada and has received its ROD from the BLM. The Company also owns interests in other prospective lithium projects.

Recent Developments

The following is a summary of the key corporate developments that have generally influenced the development of the Company’s business and projects over the past three years. Additional matters of significance related directly to the Caucharí-Olaroz Project and the Thacker Pass Project are included below under “Description of the Business – Overview of Mineral Projects – Caucharí-Olaroz Project” and “Description of the Business – Overview of Mineral Projects – Thacker Pass Project”.

Corporate Developments

On January 25, 2022, the Company acquired 100% of the issued and outstanding securities of Millennial Lithium pursuant to the Arrangement, for aggregate consideration of approximately $492 million (US$390 million). The terms of the Arrangement were set forth in an arrangement agreement dated November 17, 2021, between the Company and Millennial Lithium. Pursuant to the Arrangement, as of the effective date for the Arrangement of January 25, 2022, all outstanding convertible securities of Millennial Lithium were exchanged for Millennial Shares and all equity incentive plans of Millennial Lithium were terminated. Following this, the Company acquired all of the issued and outstanding Millennial Shares and Millennial Lithium became a wholly-owned subsidiary of the Company. Each Millennial Lithium shareholder of record as of the effective date received per share consideration of 0.1261 of a Common Share and $0.001 in cash in exchange for each Millennial Share held as of the effective date. As a final step under the Arrangement, on January 26, 2022, Millennial Lithium and 1335615 B.C. Ltd., a wholly-owned subsidiary of the Company, amalgamated under the name “Millennial Lithium Corp.” As of close of market on January 26, 2022, all issued and outstanding Millennial Shares and the warrants of Millennial Lithium were delisted from trading on the TSX Venture Exchange. The transaction did not constitute a significant acquisition under Part 8 of National Instrument 51-102.

On December 6, 2021, the Company completed a private placement offering of US$225,000,000 aggregate principal amount of Convertible Notes. The Convertible Notes Offering was completed pursuant to a purchase agreement dated December 1, 2021 with a syndicate of initial purchasers. On December 9, 2021, the initial purchasers fully exercised the over-allotment option granted to them to purchase up to an additional US$33,750,000 aggregate principal amount of Convertible Notes until December 31, 2021, bringing the total size of the Convertible Notes Offering to US$258,750,000. The Company used a portion of the net proceeds from the Convertible Notes Offering to repay, in full, all outstanding principal amount plus accrued interest owing under its Amended Credit Facility, which has been terminated, and accordingly the Company has been released from all security and other obligations thereunder.

In July 2021, the Company purchased 42,857,143 Arena Shares and warrants to acquire an additional 21,428,571 Arena Shares at a price of $0.25 per share. This investment was acquired for consideration of

Annual Information Form 2021

$6 million pursuant to an agreement for subscription receipts entered into on July 12, 2021, which were automatically converted into the Arena Shares and warrants to purchase Arena Shares on July 23, 2021. Pursuant to the agreement with Arena, the Company has the right (i) to participate in future financings to maintain its pro rata ownership interest in Arena; and (ii) to appoint a nominee to the Arena board of directors. These rights are conditioned on the Company maintaining an ownership interest in Arena of 7.5% and 10.0% of Arena’s share capital, respectively. On November 24, 2021, the Company acquired an additional 23,369,003 Arena Shares at a price of $0.54 per share for aggregate consideration of approximately $12.6 million, and now holds approximately 17.4% of Arena’s issued share capital on an undiluted basis.

On January 22, 2021, the Company closed an underwritten public offering of US$400 million through the issuance of 18,181,818 Common Shares at a price of US$22.00 per share, including 2,272,727 Common Shares issued pursuant to the exercise of an over-allotment option granted to the agents. The offering was completed pursuant to an underwriting agreement dated January 20, 2021 with a syndicate of underwriters, who received a cash commission of 5.5% of the aggregate gross proceeds of the offering.

On November 30, 2020 the Company closed an at-the-market (ATM) equity program of US$100 million in gross proceeds raised through the sale of an aggregate of 9,266,587 Common Shares to the public from time-to-time starting on October 20, 2020. The ATM program was conducted pursuant to an open market sale agreement with a syndicate of agents. The agents were paid a cash commission of up to 3.0% of the aggregate gross proceeds of the ATM program. The Company intends to use the net proceeds raised for working capital and general corporate purposes.

Outlook

The Company intends to focus its near-term business activities on advancing the Caucharí-Olaroz Project and the Thacker Pass Project. In connection with these efforts, the Company is exploring a potential separation of its U.S. and Argentina operations, through the creation of a standalone public company focused on the development of the Thacker Pass Project. The Company is assessing available alternatives and structures to effect such separation and at this time has not made a definitive decision about whether or not to proceed.

The Company may also pursue other attractive business development opportunities in the lithium space from time to time as they arise.

Annual Information Form 2021

Description of the Business

Overview of Mineral Projects

The Company is advancing two significant lithium development projects, the Caucharí-Olaroz Project, located in the Province of Jujuy in Argentina, and the Thacker Pass Project, located in north-western Nevada, U.S. The Company also owns the Pastos Grandes Project, located in the Province of Salta in Argentina, which was recently acquired in connection with the Millennial Transaction and holds interests in other prospective lithium projects.

Caucharí-Olaroz Project

Project Overview

The Caucharí-Olaroz Project is owned by Minera Exar, a company incorporated under the laws of Argentina. Minera Exar, in turn, is 44.8% owned by the Company, 46.7% by Ganfeng and 8.5% by JEMSE.

Minera Exar is in the midst of constructing a lithium mining and processing facility that provides for annual production of 40,000 tpa of battery-quality lithium carbonate over a 40-year life of mine. The construction program is based on a feasibility study for the project originally disclosed in a NI 43-101 technical report filed in September 2019 (and restated in the Cauchari TR filed in October 2020). The feasibility study also includes a conventional, commercially-proven brine processing technology optimized for the salar in partnership with Ganfeng to produce battery-quality lithium carbonate that can be used to meet the

Annual Information Form 2021

specifications of battery material producers in manufacturing cathode and electrolyte for lithium-ion batteries.

Recent Developments

Recent Significant Events

Minera Exar is continuing to advance construction of the Caucharí-Olaroz Project, working under its COVID Protocol. The Protocol was developed in conjunction with Argentinean medical advisors, who are consulted on a weekly basis to refine and adapt the Protocol to respond to the evolving COVID-19 situation in Argentina.

On April 4, 2021, JEMSE, a mining investment company owned by the government of Jujuy Province in Argentina, completed the exercise of its right to acquire an 8.5% equity interest in Minera Exar pursuant to the JEMSE Option Agreement. See “Detailed Property Description – Property Description and Location” for further details. Although the Company now holds an approximate 44.8% interest in the Caucharí-Olaroz Project, while Ganfeng holds an approximate 46.7% interest, the Company and Ganfeng remain responsible for funding 100% of Caucharí-Olaroz construction costs and are entitled to receive 100% of production output from Caucharí-Olaroz proportionate to their respective 49%/51% net interests.

On August 27, 2020, the Company announced the completion of a transaction with Ganfeng pursuant to which Ganfeng increased its ownership interest in the Caucharí-Olaroz Project by subscribing for newly issued shares of Minera Exar for cash consideration of US$16 million. As part of the transaction, Ganfeng provided a non-interest bearing loan of US$40 million to Exar Capital. Proceeds of the loan were used on closing to repay intercompany loans totalling US$40 million owed to the Company. The Company also entered into the Amended Shareholders Agreement with Ganfeng and amended and restated offtake agreements with each of Ganfeng and Bangchak, with the amendments reflecting the updated ownership structure of Minera Exar and related matters. Upon closing of the transaction, Ganfeng held a 51% interest and the Company held a 49% interest in Minera Exar and the Caucharí-Olaroz Project, which interests were subsequently adjusted to reflect JEMSE’s acquisition of an 8.5% interest in Minera Exar.

On September 30, 2019, the Company disclosed an updated feasibility study on the Caucharí-Olaroz Project. The updated feasibility study increased the Mineral Reserve estimate on the Caucharí-Olaroz Project. On October 19, 2020 the Company filed a restated version of the feasibility study.

In April 2019, the Company entered into the Project Investment pursuant to which Ganfeng agreed to subscribe for newly issued shares of Minera Exar for cash consideration of approximately US$160 million, resulting in each of Ganfeng and the Company holding a 50% interest in Minera Exar. The Project Investment also amended the Shareholders Agreement to provide for equal representation on the Minera Exar board of directors and management committee governing the Caucharí-Olaroz Project, and for the repayment to the Company of US$8 million of outstanding loans (plus any accrued interest). In August 2019, the Project Investment closed, whereby Ganfeng increased its ownership interest in Minera Exar and the Caucharí-Olaroz Project to 50% from its ownership interest of 37.5%. In connection with closing, the Company also executed an amended and restated off-take agreement with Bangchak whereby, in consideration for Bangchak’s consent to the Project Investment the Company granted to Bangchak incremental off-take rights to acquire up to an additional 3,500 tpa of lithium carbonate for an aggregate maximum of 6,000 tpa of lithium carbonate (including prior offtake rights) at market prices.

Annual Information Form 2021

Construction Update

Minera Exar initiated detailed engineering work and commenced development of the Caucharí-Olaroz Project in 2018. The Company and the project co-owner, Ganfeng, continue to actively work with Minera Exar to advance construction, procurement and engineering work at the Caucharí-Olaroz Project. As of December 31, 2021, Minera Exar has expended US$565 million in capital expenditures, with the balance of estimated capital expenditure expected to be incurred this year. Following a review of the revised timeline to complete construction, capital expenditures have been revised to US$741 million (on a 100% basis), up 16% from the previous estimate of US$641 million, to reflect additional resources and manpower, engineering modifications and inflationary cost pressures.

Currently, Minera Exar has approximately 1,500 employees and contractors working on site for the project development work. 100% of the workforce has received at least two doses of the COVID-19 vaccine.

Minera Exar has completed approximately 85% of construction to date, including completion of access roads and platforms for the wells, the warehouse buildings, the gas pipeline, the lime plant and the 33 kV power line and 13.2 kV distribution line. Construction of the water pipeline is over 97% complete. Additional construction work remains on the lithium carbonate plant, with most of the substantive infrastructure for the operation well-advanced, including the solvent extraction plant and solid-liquid separation plant at over 80% complete and the potassium chloride plant at approximately 65% complete. Contractors are on site working toward completing the rest of the lithium carbonate plan, including the dilution plant, purification, carbonation and substation. Significant operations in the liming, solid liquid separations and final evaporation are progressing through commissioning to operations. Operators, engineering and maintenance teams are progressing through training on pilot operations.

Earthworks for the 12 km2 of solar evaporation ponds are complete, and liner installation is approximately 97% complete. Currently, there are 39 production wells drilled and one in progress, with approximately 18.5 million m3 of brine having been pumped into the ponds for initial evaporation and process testing.

Development Schedule

The development plan contemplates mechanical completion of construction, followed by a commissioning period and then commencement of production. Based on Minera Exar’s current development plan schedule, commissioning is expected to commence in the second half of 2022. The current schedule is based on activity levels permitted on site under the enhanced Protocols developed to provide for the health and safety of Minera Exar’s workforce in Argentina during the pandemic, but the Protocol is being monitored on an ongoing basis for efficacy and to respond to the evolving trajectory of the pandemic in Argentina and elsewhere.

The Company continues to assess the impact of COVID-19 and potential mitigation measures on the development and production schedules, including discussions with suppliers and freight forwarders on delivery schedules, as delivery and production schedules of suppliers continue to be impacted as a result of the global pandemic. The Company will provide periodic updates from time to time regarding any material changes to the construction and production schedules as they become known.

Permitting Update

An update to the “Environmental Impacts Report for Exploitation” for the Caucharí-Olaroz Project was approved by Jujuy Province in December 2020 to allow the expansion of initial capacity for the project to 40,000 tpa of lithium carbonate (from the previous 25,000 tpa). Permits were also granted by the Province of Jujuy in 2020 to allow for water use connected to project development activities. Further, Minera Exar

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has been accepted as a consumer in the National Wholesale Electricity Market (“Mercado Eléctrico Mayorista” - MEM).

Offtake Arrangements

Each of the Company and Ganfeng are entitled to a share of offtake from production at the Caucharí-Olaroz Project. The Company will be entitled to 49% of offtake, which would amount to approximately 19,600 tpa of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak, to the extent production does not meet full capacity.

Second Stage Expansion

Minera Exar has commenced a planning process for a second stage expansion of the Caucharí-Olaroz Project, with a targeted production increase of at least 20,000 tpa of lithium carbonate. A technical team is currently working on development planning for a feasibility study on the expansion. Minera Exar has also started a drilling program with a view to preparing an increased resource that would support an expansion of the Caucharí-Olaroz Project.

Detailed Property Description

Technical Information

Detailed scientific and technical information on the Caucharí-Olaroz Project can be found in the Cauchari TR that was filed with the securities regulatory authorities in each of the provinces of Canada on October 19, 2020. The Cauchari TR has an effective date of September 30, 2020 and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, C.Eng., Pr.Eng., each of whom is a “qualified person” for the purposes of NI 43-101.

Property Description and Location

The Cauchari and Olaroz Salars are located in the Department of Susques in the Province of Jujuy in northwestern Argentina, approximately 250 km northwest of San Salvador de Jujuy, the provincial capital. The nearest port is Antofagasta (Chile), located 530 km to the west. Access is via paved National Highways 9 and 52, which connect the site to San Salvador de Jujuy and Salta in Argentina. The midpoint between the Olaroz and Cauchari Salars is located on Highway 52, 55 km west of the Town of Susques. In addition, Highway 52 connects to Paso Jama, a national border crossing between Chile and Argentina, providing connection to Chilean Route 27 and granting convenient access to Antofagasta and Mejillones, likely embarkation ports for the product. Access is possible through a gravel road (Route 70) which skirts the west side of the salars. This road is approximately one km from the plant site.

The Company holds its interest in the Caucharí-Olaroz Project through a 44.8% interest in Minera Exar, with Ganfeng holding a 46.7% interest. Minera Exar acquired title to the project through direct staking or entering into exploration and exploitation contracts with third party property owners. The claims are contiguous and cover most of the Cauchari Salar and the eastern portion of the Olaroz Salar. The annual aggregate payment (canon rent) required by Minera Exar to maintain the claims is US$268,346. Under Minera Exar’s usufruct agreement with Borax Argentina S.A., Minera Exar acquired Borax Argentina S.A.’s

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usufruct rights on properties in the area in exchange for annual royalty of US$200,000 plus annual canon rent property payments to Jujuy Province. The area that contains the Mineral Resource and Mineral Reserve estimate is covered by mining concessions which grant the holder a perpetual mining right, subject to the payment of a fee and an agreed upon investment in accordance with the principal legislation that regulates the mining industry in Argentina, the Código de Minería.

On March 28, 2016, Minera Exar entered into the Los Boros Option Agreement with Los Boros for the transfer of title to Minera Exar of certain mining properties that comprised a portion of the Caucharí-Olaroz Project. Under the terms of the Los Boros Option Agreement, Minera Exar paid US$100,000 upon signing and had a right to exercise the purchase option at any time within 30 months for the total consideration of US$12,000,000 to be paid in 60 quarterly instalments of US$200,000. The first installment was due and paid on the third year of the purchase option exercise date, being September 11, 2021. As a security for the transfer of title for the mining properties under the Los Boros Option Agreement, Los Boros granted to Minera Exar a mortgage for US$12,000,000.

On November 12, 2018, Minera Exar exercised the purchase option and the following payments and royalties were provided to Los Boros:

▪	US$300,000 was paid on November 27, 2018 as a result of the commercial plant construction start date; and
▪	a 3% net profit interest for 40 years, payable in Argentine pesos, annually within 10 business days after each calendar year end.

Minera Exar can cancel the first 20 years of net profit interest in exchange for a one-time payment of US$7,000,000 and the next 20 years for an additional payment of US$7,000,000.

On April 4, 2021, JEMSE, a mining investment company owned by the government of Jujuy Province in Argentina, acquired an 8.5% equity interest in Minera Exar by exercising its option under the JEMSE Option Agreement dated August 26, 2020. This right was agreed to by the Company and Ganfeng to comply with the laws of the Province of Jujuy, where lithium reserves are considered a strategic resource that is key to the Province’s future development prospects. Such ownership interest of JEMSE is subject to certain requirements, including: JEMSE reimbursing its US$23.5 million pro rata (8.5%) share of the equity financing to fund construction of the Caucharí-Olaroz Project to the Company and Ganfeng through the assignment of one-third of the after-tax dividends otherwise payable to JEMSE in future periods; JEMSE’s right to future dividends being subordinate to Minera Exar’s obligation to service its debt, including intercompany loan repayments and interest, used by the Company and Ganfeng to finance construction; any transfer or disposition of such equity interest requiring the prior consent of the Company and Ganfeng; and Ganfeng and the Company being obliged to loan JEMSE 8.5% of the contributions necessary for JEMSE to avoid dilution if additional equity contributions are required from equity holders of Minera Exar, such loans also to be repaid by way of the same assignment of one-third of after-tax dividends due to JEMSE. In addition, JEMSE has a right under certain conditions to convert its ownership interest into a royalty.

The surface rights of the area subject to exploitation are local aboriginal communities’ land. Minera Exar signed contracts with each aboriginal community to have the right to explore the property and for surface use, water use, transit, and building ponds and facilities. Most of these contracts also cover development and mining operations by Minera Exar. For those contracts in which development and mining are not specifically addressed, Minera Exar is working with the relevant community to extend the coverage of the contract to those areas. Minera Exar has also agreed to support local communities through a number of infrastructure and education programs.

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History

Mining activities on the western side of the Cauchari Salar by Rio Tinto and on the eastern side of the Olaroz Salar by Los Boros dates back to the 1990s.

2009 to 2010

▪   Minera Exar acquired mining and exploration permits across broad areas of the Cauchari and Olaroz Salars.

▪   Exploration programs focused on lithium and potassium were completed by Former LAC, which resulted in the preparation of a measures, indicated and inferred mineral resource report for potassium and lithium.

2012	▪ An initial feasibility study was completed by Former LAC.
2016

▪   Minera Exar acquired an option to acquire title to a portion of the mining properties comprising the project from Los Boros pursuant to a purchase option agreement.

▪   SQM acquired a 50% interest in Minera Exar and the project.

2017	▪ A feasibility study with an updated Mineral Reserve Estimate was prepared by the Company.
2018

▪   The option to acquire title to certain of the properties comprising the project from Los Boros was exercised.

▪   Project construction began.

▪   Ganfeng acquired a 37.5% interest in the project, and the Company acquired    an additional 12.5% interest, for an aggregate 62.5% interest held by the Company.

2019

▪   Project construction continued.

▪   The Project Investment closed, resulting in the Company and Ganfeng each holding 50% interests in Minera Exar and the project.

▪   A feasibility study with an updated Mineral Resource Estimate was prepared by the Company.

2020

▪   The 2020 Cauchari Transaction closed, resulting in Ganfeng holding 51% and the Company holding 49% interests in Minera Exar and the project.

▪   JEMSE entered the JEMSE Option Agreement, replacing a prior letter of intent, in respect of its right to acquire an 8.5% interest in Minera Exar and the Caucharí-Olaroz Project.

▪   Project construction continued with enhanced safety protocols in effect and a reduced workforce on site, following temporary shut-downs due to COVID-19.

▪   Updates to the water and environmental permits were approved by applicable regulatory authorities.

2021	▪ Project construction continued to advance ▪ JEMSE exercised its right to acquire an 8.5% equity interest in Minera Exar and the Caucharí-Olaroz Project.

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Geological Setting, Mineralization and Deposit Types

There are two dominant structural features in the region of the Cauchari and Olaroz Salars: north-south trending high-angle normal faults and northwest-southeast trending lineaments. The high-angle north-south trending faults form narrow and deep horst-and-graben basins which are accumulation sites for numerous salars, including Olaroz and Cauchari. Basement rock in this area is composed of lower ordovician turbidites (shale and sandstone) intruded by late ordovician granitoids. It is exposed to the east, west and south of the two salars, and generally along the eastern boundary of the Puna Region.

The salars are in-filled with laminar deposits, dominated by the following five primary informal lithological units that have been identified in drill cores: (i) red silts with minor clay and sand; (ii) banded halite beds with clay, silt and minor sand; (iii) fine sands with minor silt and salt beds; (iv) massive halite and banded halite beds with minor sand; and (v) medium and fine sands.

Alluvial deposits intrude into these salar deposits to varying degrees, depending on location. The alluvium surfaces slope into the salar from outside the basin perimeter. Raised bedrock exposures occur outside the salar basin. The most extensive intrusion of alluvium into the basin is the Archibarca Fan, which partially separates the Olaroz and Cauchari Salars. Route 52 is constructed across this alluvial fan. In addition to this major fan, much of the perimeter zone of both salars exhibits encroachments of alluvial material associated with fans of varying sizes.

The brines from Cauchari are saturated in sodium chloride with total dissolved solids on the order of 27% (324 to 335 grams per litre) and an average density of about 1.215 grams per cubic centimetre. The other primary components of these brines include: potassium, lithium, magnesium, calcium, sulphate, bicarbonate, and boron as borates and free boric acid. Since the brine is saturated in sodium chloride, halite is expected to precipitate during evaporation. In addition, the Cauchari brine is predicted to initially precipitate halite and ternadite as well as a wide range of secondary salts that could include: astrakanite, schoenite, leonite, kainite, carnalite, epsomite and bischofite.

The Cauchari and Olaroz Salars are classified as “Silver Peak, Nevada” type terrigenous salars. Silver Peak, Nevada in the United States was the first lithium-bearing brine deposit in the world to be exploited. These deposits are characterized by restricted basins within deep structural depressions in-filled with sediments differentiated as inter-bedded units of clays, salt (halite), sands and gravels. In the Cauchari and Olaroz Salars, a lithium-bearing aquifer has developed during arid climatic periods. On the surface, the salars are presently covered by carbonate, borax, sulphate, clay and sodium chloride facies. Cauchari and Olaroz have relatively high sulphate contents and therefore both salars can be further classified as “sulphate type brine deposits”.

Exploration

The following exploration programs were conducted between 2009 and 2019 to evaluate the lithium development potential of the Project area:

▪	Surface Brine Program – 55 brine samples were collected from shallow pits throughout the salars to obtain a preliminary indication of lithium occurrence and distribution.
▪	Seismic Geophysical Program – Seismic surveying was conducted to support delineation of basin geometry, mapping of basin-fill sequences, and siting borehole locations.
▪	Gravity Survey - A limited gravity test survey was completed to evaluate the utility of this method for determining depths to basement rock.

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▪	Time Domain Electromagnetic (TEM) Survey – TEM surveying was conducted to attempt to define fresh water and brine interfaces within the salar.
▪	Air Lift Testing Program – Testing was conducted within individual boreholes as a preliminary step in estimating aquifer properties related to brine recovery.
▪	Vertical Electrical Sounding (VES) Survey – A VES survey was conducted to attempt to identify fresh water and brine interfaces, and surrounding freshwater occurrences.
▪	Surface Water Sampling Program – A program was conducted to monitor the flow and chemistry of surface water entering the salars.
▪

Pumping Test Program 2011-2019 – Pumping wells were installed at eleven locations, to estimate aquifer parameters related to brine recovery. One of the locations was used to estimate the capacity of fresh water supply. Some tests were carried out using multiple wells on the same platform in order to estimate three-dimensional aquifer parameters.

▪

Boundary Investigation –A test pitting and borehole program was conducted to assess the configuration of the fresh water/brine interface at the salar surface and at depth, at selected locations on the salar perimeter.

The additional data collected and analyzed during the 2017-2019 field programs are included in the Updated Mineral Resource Estimate and Mineral Reserve Estimate and aided in identifying the future production wells for the brine extraction wellfield.

Drilling

From September 2009 to August 2010, a total of 4,176 m of Reverse Circulation (RC) Borehole drilling was conducted to develop vertical profiles of brine chemistry at depth in the salars and to provide geological and hydrogeological data. The program included installation of 24 boreholes and collection of 1,487 field brine samples (and additional Quality Control samples). The sampled brines have a relatively low magnesium-to-lithium ratio (lower than most sampling intervals), indicating that the brines would be amenable to a conventional lithium recovery process.

Diamond drilling at the Caucharí-Olaroz Project was conducted between October 2009 and August 2010. This program was conducted to collect continuous cores for geotechnical testing and geological characterization. The program included 29 boreholes and collection of 127 field brine samples (and additional quality control samples).

A drilling and sampling program was conducted from July 2017 to June 2019. The program included a total of 49 boreholes and 9,703 meters of cores recovered. In 2019, 58 additional samples were sent for testing (this program also included a total of 1,006 samples sent to the laboratory for brine characterization, including QA/QC samples).

Information from the exploration drilling and pump tests was used to select the locations of the production wells that will be used to pump lithium brine to the evaporation ponds. Since 2011 a total of 10 production wells have been drilled on the Property.

The production well field uses three wells drilled in 2011. These wells had a smaller diameter of 8 inches. The wells drilled in 2018 and 2019 were drilled deeper and used a larger diameter based on the expected flow. The production wells were drilled with conventional rotary rigs and a surface casing at the top of the wells to ensure the stability of the well head over time. The design of the deeper wells used larger diameter casing in the upper 200/250 m, continuing with smaller diameter casing below.

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Sampling, Analysis and Data Verification

Sampling Method

Drilling was subject to daily scrutiny and coordination by Minera Exar geologists. On the drill site, the full drill core boxes were collected daily and brought to the core storage warehouse where the core was laid out, measured and logged for geotechnical and geological data and photographed.

Core boxes were placed on core racks and covered with a black PVC sheet to protect the integrity of the core and stored outside. RBRC values were not measured during the 2017-2018 drilling, but 33 drill samples were tested for RBRC during the 2019 drilling campaign and the results were in line with other RBRC sampling. The core was well logged to include the lithological data required for the Mineral Resource estimate.

During RC drilling, Minera Exar personnel recorded the time it took to advance one meter and sampled the cutting by placing them in a rock chip tray and brought them back to the field office for logging. Samples were not taken during RC drilling for chemical analysis. During diamond drilling, PQ or HQ diameter cores were collected through a triple tube sampler. The cores were taken directly from the triple tube and placed in wooden core boxes for geologic logging, sample collection, and storage. Undisturbed samples were shipped to D.B. Stephens & Associates Laboratory in the United States for analysis of geotechnical parameters. Brine samples were further analyzed in the field laboratory for confirmation of field parameters. After analysis of field and filed laboratory parameters, brine samples were split into three, 250 ml, clean, plastic sample bottles. Two samples were mixed to form one sample, one for density and one for geochemistry, which was shipped to Alex Stewart Argentina in Jujuy or sent to the onsite Minera Exar laboratory.

Security

Samples were taken daily from the drill sites and stored at the on-site facility. All brine samples were stored inside a locked office, and all drill cores were stored inside the core storage area on-site. Brine samples were taken by Minera Exar staff to the on-site laboratory or transported to Jujuy in a company truck. Solid samples were periodically driven to Jujuy which is approximately three hours from the site. In Jujuy, solid samples were delivered to a courier for immediate shipment to the appropriate analytical laboratory.

Assaying and Analytical Procedure

Brine samples were analyzed by Alex Stewart Argentina, a laboratory independent from the Company, and the internal Minera Exar laboratory. Alex Stewart Argentina used inductively coupled plasma as the analytical technique for the primary constituents of interest, including: sodium, potassium, lithium, calcium, magnesium and boron. Samples were diluted by 100:1 before analysis. Density was measured via pycnometer and sulphates were measured using the gravimetric method. The argentometric method was used for assaying chloride and volumetric analysis was used for carbonates. In the internal Minera Exar laboratory, a 20 g sample was taken from the 250 ml bottle. The sample was entered into the laboratory database. Sulphates were measured using the gravimetric method and volumetric analysis was used for calcium, magnesium and chloride. Brine samples were diluted before being passed through the AA spectrometer, which analyzes lithium, sodium and potassium.

QA/QC

QA/QC protocol included the insertion of QC samples in every batch of samples. QC samples included one standard, one blank and one field duplicate. Check assaying was also conducted on the samples at a

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frequency of approximately 5%. A total of 4,356 samples, including QC samples, were submitted during Minera Exar’s brine sampling program at the Caucharí-Olaroz Project. A total of 164 samples were also submitted to an external laboratory for check assaying.

Data Verification

The QPs responsible for the preparation of the Cauchari TR, conducted the following forms of data verification: visits to the Caucharí-Olaroz Project site and Minera Exar corporate office; visits to several drill hole locations and observation of several active pumps; taking of 27 brine samples from 13 wells; taking five duplicate samples from the sample storage tent; collection of four standard samples for analysis; review of Minera Exar sampling procedures; inspection of the 2017-2019 Caucharí-Olaroz Project database; inspection of digital laboratory certificates for the Minera Exar brine dataset and Caucharí-Olaroz Project database; observation of the sample storage facility and security systems and considered appropriate; and conducted tours of the Minera Exar analytical lab and the Minera Exar grain size analysis. A QP also conducted interviews with Minera Exar employees who were present during the drilling and pump testing of the new wells. Digital copies of the lab certificates were obtained directly from Alex Stewart and compared to the Minera Exar database. The QPs concluded that the field sampling of brines from the pumping tests is being done to industry standards. The quality control data based upon the insertion of standards, field blanks and field duplicates indicate that the analytical data is accurate, and the samples being analyzed are representative of the brine within the aquifer.

Mineral Processing and Metallurgical Testing

Minera Exar implemented the feasibility study included in the Cauchari TR based on new test work and the Initial Feasibility Study in 2012. Test work included the following:

▪

Evaporation testing that demonstrated that it is possible and cost effective to obtain a concentrated brine through an evaporation process by treating the brine with calcium oxide liming process alone to control magnesium levels while reducing sulfate and boron levels.

▪

Evaporation pan testing that validated the composition of the brine exposed to the Caucharí-Olaroz Project site seasonal environmental conditions; obtained concentrated brine for additional pilot and bench scale testing; and obtained precipitated salts to determine the entrainment of brine in the salt during the different salt regimes precipitated during concentration.

▪

Pilot pond testing that validated the continuous operation of evaporation ponds; provided data for all seasonal environmental effects (wind, temperature, rain, etc.); provided concentrated brine for the purification pilot plant; development the operating philosophy of the ponds and lime system; and trained the staff (engineers and operators) who will work in the commercial operation.

▪	2017 evaporation testing that assisted in defining the relation of brine evaporation to water evaporation.
▪

Lime ratio, sedimentation and flocculent performance testing with locally-sourced calcium oxide was completed in order to determine the required excess calcium oxide (the liming operation) and residence time at an intermediate location in the ponds to reduce magnesium, calcium, sulfate and boron in the brine entering the purification and carbonation plant.

▪	Solvent extraction bench tests that determined the most effective organic reagents for the extraction of boron from the brine, among other findings.
▪

Carbonate tests that included the removal of remaining magnesium and sodium hydroxide solution; removal of remaining calcium using a solution of Na2CO3; and carbonation reaction of Li using Na2CO3 solution to precipitate lithium carbonate.

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▪

Pilot purification testing with the objective to test the continuous process developed for bench testing; and validate and obtain parameters and design criteria for the development of the industrial plant engineering.

Mineral Resource and Reserve Estimates

A Mineral Resource and Mineral Reserve estimate for the Caucharí-Olaroz Project is summarized in the tables below. Both Mineral Resources and Mineral Reserves are reported on a 100% project equity basis.

Mineral Resources

The Mineral Resource Estimate updated in the Mineral Resource Update 2019 incorporated a Mineral Resource evaluation area extending north to include the Minera Exar property areas, as well as deeper in the brine mineral deposit, with 2017 and 2018 exploration results meeting the criteria of Mineral Resource classification for Mineral Resource estimation. Overall, it incorporated information consisting of the following: 1) the prior Mineral Resource estimate from the Initial Feasibility Study in 2012 for lithium and associated database; and 2) the expanded Project database compiled from results of 2017 through 2018 exploration drilling and sampling campaigns and additional sampling in early 2019 as part of data verification.

Since the effective date of the Mineral Resource estimate in the Mineral Resource Update 2019, the results of deeper drilling and sampling has allowed for partial conversion of the Inferred Resource aquifer volume in the updated HSU model to Measured and Indicated Resource aquifer volume of the deeper HSUs. This conversion of aquifer volume to more confident Mineral Resource estimate categories provided the support for simulated wells in the Mineral Reserve estimate numerical model to be completed in the deeper and more permeable lower sand and basal sand HSUs in the southeast part of the model domain. This resulted in the Mineral Resource estimate included in the Cauchari TR with an effective date of May 7, 2019.

The Mineral Resource estimate below is based on the total amount of lithium in brine that is theoretically drainable from the bulk aquifer volume. The Mineral Resource estimate is computed as the overall product of the Mineral Resource evaluation area and aquifer thickness resulting in an aquifer volume, lithium concentration dissolved in the brine and specific yield of the Mineral Resource aquifer volume. This framework is based on an expanded and updated hydrostratigraphic model incorporating bulk aquifer volume lithologies and specific yield estimates for block modeling of the Mineral Resource estimate. Radial basis function was performed as the main lithium distribution methodology using variogram modeling techniques; the interpolation method was verified with ordinary kriging. The Mineral Resource block model was validated by means of visual inspection, checks of composite versus model statistics and swath plots. No areas of significant bias were noted.

Summary of Updated Mineral Resource Estimate for Lithium
Category	Aquifer Volume (m3)	Drainable Brine Volume (m3)	Average Lithium Concentration (mg/L)	Lithium (tonnes)
Measured	1.07+10	1.13E+09	591	667,800
Indicated	4.66E+10	5.17E+09	592	3,061,900
Measured & Indicated	5.73E+10	6.30E+09	592	3,729,700
Inferred	1.33E+10	1.50E+09	592	887,300

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Notes:

(1)	The Mineral Resource estimate has an effective date of May 7, 2019 and is expressed relative to the Mineral Resource evaluation area and a lithium grade cut-off of greater than or equal to 300 mg/L.
(2)	Calculated brine volumes only include Measured, Indicated and Inferred Mineral Resource volumes above cut-off grade.
(3)	The Mineral Resource estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines.
(4)	Comparison of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

Summary of Updated Mineral Resource Estimate for Lithium Represented as LCE
Classification	LCE (tonnes)
Measured Resources	3,554,700
Indicated Mineral Resources	16,298,000
Measured & Indicated Resources	19,852,700
Inferred Mineral Resources	4,722,700

Notes:

(1)

LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of lithium reported in the above “Summary of Updated Mineral Resource Estimate for Lithium” table. The Mineral Resource estimate represented as LCE has an effective date of May 7, 2019 and is expressed relative to the Mineral Resource evaluation area and a lithium grade cut-off of greater than or equal to 300 mg/L.

(2)	Volumes include Measured, Indicated and Inferred Mineral Resource volumes above cut-off grade.
(3)	The Mineral Resource estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines.
(4)	Comparison of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

Mineral Reserve

The updated Mineral Reserve estimate for lithium incorporates the updated Mineral Resource estimate and additional drilling and testing through an effective date of May 7, 2019. To obtain the updated Mineral Reserve estimate, the previous hydrostratigraphic and numerical models and the expanded database were analyzed and updated by Montgomery & Associates. Once formulated and calibrated, the updated numerical model used a simulated production wellfield to project extraction from the brine aquifer and verify the feasibility of producing sufficient brine for processing a minimum target of 40,000 tpa of lithium carbonate for a 40-year operational period. After verifying the capability of the simulated wellfield to produce sufficient brine for the minimum 40,000 tpa lithium carbonate process target, the model was then used to predict a maximum production rate for assessment of total Mineral Reserve estimate for a 40-year production and process period of lithium carbonate.

The Proven and Probable Mineral Reserve estimate is summarized without factoring estimated process efficiency (pre-processing). The Measured and Indicated Mineral Resources correspond to the total amount of lithium enriched brine estimated to be available within the aquifer while the Proven and Probable Mineral Reserves represent a portion of the Mineral Resource estimate that can be extracted under the proposed pumping schedule and wellfield configuration. Therefore, the Mineral Reserve estimation is not “in addition” to the Mineral Resource estimate, and instead, it simply represents a portion of the total Mineral Resource that is extracted during the life of mine plan. A cut-off value was not employed in the Mineral Reserve

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estimate because the average calculated lithium concentration after 40 years of simulated mine life was significantly above the processing constraint.

Summary of Estimated Proven and Probable Mineral Reserves (Without Processing Efficiency)
Reserve Classification	Production Period (Years)	Brine Pumped (m3)	Average Lithium Concentration (mg/L)	Lithium Metal (tonnes)	LCE (tonnes)
Proven	0 through 5	156,875,201	616	96,650	514,450
Probable	6 to 40	967,767,934	606	586,270	3,120,590
Total	40	1,124,643,135	607	682,920	3,635,040

Notes:

(1)	The Mineral Reserve estimate has an effective date of May 7, 2019.
(2)	LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of lithium metal.
(3)	The conversion of LCE is direct and does not account for estimated processing efficiency.
(4)	The values in the columns for “Lithium Metal” and “LCE” above are expressed as total contained metals.
(5)	The “Production Period” is inclusive of the start of the model simulation (Year 0).
(6)	The “Average Lithium Concentration” is weighed by per well simulated extraction rates.
(7)	Tonnage is rounded to the nearest 10.
(8)	Comparisons of values may not be equivalent due to rounding of numbers and the differences caused by use of averaging methods.

The QPs believe the Mineral Reserve estimate has been conservatively modeled and represents a Proven Mineral Reserve for year one through five of full-scale extraction wellfield pumping and Probable Reserve for years six through 40 of extraction wellfield pumping. The division between Proven and Probably Mineral Reserves is based on: 1) sufficiently short duration of wellfield extraction to allow a higher degree of predictive confidence yet long enough to enable significant production; and 2) a duration long enough to enable accumulation of a strong data record to allow subsequent conversion of Probable to Proven Mineral Reserves.

Overview of Mining and Production Operations

The Cauchari TR adopts a process for converting brine to high-purity lithium carbonate that follows industry standards: pumping brine from the salar, concentrating the brine through evaporation ponds and taking the brine concentrate through a hydrometallurgical facility to produce high-grade lithium carbonate.

Mineral Extraction

It is contemplated that brine will be extracted from 56 production wells situated across the Mineral Reserve area. The wells comprising the brine extraction wellfield are spatially distributed in the Mineral Resource evaluation area of the Caucharí-Olaroz Project to optimize well performance and capture of brine enriched in lithium. Production was initiated in year one of the pumping schedule representing 23 Stage 1 wells. In years two through 40, 33 wells are added to the pumping schedule for the duration of the life of mine plan. During the “Stage 2” pumping period, the average nominal pumping rate per well is 16 L/s capacity, providing approximately 903 L/s of lithium enriched brine from the aquifer to the evaporation ponds.

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The pond system consists of 28 evaporation ponds segregated into the following types: (i) 16 pre-concentration ponds; (ii) six ponds used as halite ponds; (iii) two ponds used as sylvinite ponds; (iv) two ponds used for control; and (v) two ponds used for lithium ponds.

An average evaporation rate of 6.05 mm per day (2,157 mm/year) was used as a criterion to design the pond system. This rate corresponds to measured evaporation rates observed at the site where the ponds will be located. Assuming the above-mentioned evaporation rate, the total evaporation area required for the production of 40,000 tpa of lithium carbonate is 1,200 hectares when including consideration for harvesting of salt deposited in the ponds. The ponds are lined with a multi-layer liner consisting of polymer-based material and engineered granular bedding. The ponds configuration includes provision for uninterrupted production during salt harvesting and maintenance work. Brine will be transferred between the successive evaporation ponds using self-priming pumps.

Along with lithium, the pumped brine is projected to contain significant quantities of potassium magnesium, sulfate and boron. These constituents will be removed from the brine during the extraction and evaporation process to enable effective retrieval of the lithium.

Processing and Recovery Operations

Minera Exar and its consultants subjected the brine chemistry of the deposits to a process simulation, using physicochemical properties estimation methods and process simulation techniques for phase equilibrium of solids in electrolytes (brine), specially prepared for this project. This work has been supported by the results of laboratory evaporation test work and test work at both the pilot plant and the pilot ponds.

The process route simulated for the production of lithium carbonate from Cauchari brines is outlined in a flowsheet in the Cauchari TR. Primary process inputs include evaporated brine, water, lime, soda ash, hydrochloride, sodium hydroxide, steam, and natural gas. The evaporation ponds produce salt tailings composed of sodium, magnesium, potassium and borate salts. The brine concentrate from the terminal evaporation pond is further processed, through a series of polishing and impurity removal steps. Soda ash is then added with the purified brine concentrate to produce a lithium carbonate precipitate, that is dried, compacted/micronized and packaged for shipping.

The Company estimates that the required brine production rate should be achieved with 46 brine wells. An additional seven wells are planned for back up purposes. It is estimated that an additional one well per year of operation will be drilled throughout the 40-year operation to maintain brine productivity.

At start-up, 40 production wells will be in operation, with an estimated average nominal capacity of 16.3 L/s, that will provide up to 652 L/s of brine to the ponds. Additionally, 13 wells will be completed during the first five years to have the operation fed by 53 wells. This flow rate assumes a yield of 53.7% on the whole lithium carbonate process.

The wells will be screened across the most productive lithium and sealed against freshwater aquifers.

Operating criteria for the lithium carbonate plant is presented in the table below.

Annual Information Form 2021

Lithium Carbonate Plant Operating Criteria
Description	Unit	Value
Lithium carbonate production	tpa	40,000
Annual operation days	days	292
Annual operation hours	hours	7,008
Availability	%	80
Utilization (22 hours/day)%		97.2
Plant Overall Efficiency	%	53.7

Site Infrastructure and Support Systems

Natural gas will be obtained from the Rosario gas compression station, which is on the Gas Atacama pipeline, 52 km north of the project site. This pipeline is expected to be capable of supplying natural gas at capacities that are sufficient for a 40,000 tpa lithium carbonate facility.

Electricity will be provided by a new 33 kV transmission line that interconnects with an existing 345 kV transmission line located approximately 60 km south of the Caucharí-Olaroz Project. The interconnection will require construction of a sub-station with a voltage transformer (345/138 kV) and associated switchgear. Another substation at the Caucharí-Olaroz Project site will consist of a voltage transformer (33/23 kV) and electrical room with associated switchgear and auxiliary equipment for a 23 kV local distribution system.

The 13.2 kV local electrical distribution system will provide power to the plant, camp, intermediate brine accumulation and homogenizing pools/lime pumps, wells and evaporation ponds. In general, all distribution is aerial unless there are major restrictions, in which case underground distribution is adopted. The estimated load for the Caucharí-Olaroz Project is approximately 123,461 MWh/y or 16.4 MW/h, which includes a design safety factor of 1.2. A stand-by dual diesel/gas generating station, located close to the main substation, will power selected equipment during grid outages.

The construction and permanent camps will be located approximately 8,000 m south of National Highway 52. The permanent camp is a full habitation and administrative complex to support all workforce activities, with a capacity for 360 people. The permanent camp covers a footprint of 8,500 m2 of buildings and 35,700 m2 of external facilities.

Minera Exar will need to allocate land to host waste salt deposits, which are expected to reach up to 15 m in height and cover 740 hectares over a 40-year mine life. These deposits are inert, with sodium chloride and sulphate making up approximately 87% of the material, and do not introduce foreign compounds to the environment. Minera Exar will also need to establish an evaporation pond for the plant’s industrial liquid waste, and a 50 hectare area is allocated for this purpose.

The Cauchari TR also includes a description of additional infrastructure to address other essential support facilities, including fuel storage, security, access roads and water supply.

Mining and Environmental Permits

Argentina has a provincial system to manage natural resources. Therefore, the Province of Jujuy has the responsibility of providing social and environmental permits, through the Mining and Energy Resource Directorate under the Mining and Hydrocarbons Secretariat. Other entities involved in the permitting process are Jujuy’s Provincial Directorate of Water Resources, the Environmental Ministry, which has supervisory authority for environmental and natural resources and the Secretariat of Tourism and Culture,

Annual Information Form 2021

which regulates operating permits in areas of potential archaeological and paleontological interest. The Caucharí-Olaroz Salar is a Protected Area for Multiple Use (Law No. 3820/81), which allows mining activities, but has a specifically designed control system that aims to protect the local vicuña population.

Minera Exar has completed numerous environmental studies to support the establishment of Caucharí-Olaroz’s environmental baseline. This evaluation was performed for each stage of the project: construction, operation and closure. An Environmental Impacts Report for Exploitation was originally presented in connection with the mine plan under the Initial Feasibility Study and was later modified to accommodate the current mine plan.

A further update to the Environmental Impacts Report for Exploitation for the Caucharí-Olaroz Project was approved in December 2020, together with the increased capacity to 40,000 tpa for the project. The Environmental Impacts Report includes the new environmental studies carried out and information collected during the last two years, as well as taking into account the new Caucharí-Olaroz Project layout (relocation of the process plant, camp, industrial solid waste deposits and industrial liquid waste pools, relocation of control ponds C1 and C2, and lithium pools L1 and L2).

The Provincial Mining and Energy Resource Directorate, under the Mining and Hydrocarbons Secretariat, approved Minera Exar’s EIR for the exploration work on the Caucharí-Olaroz Project (Resolution No. 25/09 on August 26, 2009). Subsequent updates have been made to accurately reflect the ongoing exploration program (some are awaiting approval).

Minera Exar has developed a plan that promotes social and economic development within a sustainable framework. Minera Exar began work on the Communities Relations Program with the Department of Susques in the Province of Jujuy in 2009. This plan was created to integrate local communities into the Caucharí-Olaroz Project by implementing programs aimed at generating positive impacts on these communities.

Operating Costs

The operating cost estimate (±15% expected accuracy) for the Caucharí-Olaroz Project, as set forth in the Cauchari TR, is estimated at US$3,579 per tonne of lithium carbonate. This estimate is based upon vendor quotations for main costs such as reagents, fuel (diesel and natural gas), electricity, maintenance, halite harvesting, transport, and catering and camp services. Reagents consumption rates were determined by pilot plant and laboratory work, as well as detailed process mass and energy balances. Energy consumption was determined on the basis of the specific equipment considered in each sector of the facilities and their utilization rate. Labour requirements are based on Minera Exar’s management’s industry expertise. Labour costs have been estimated using the results of a salary survey, carried out on behalf of Minera Exar in Argentina, on mining companies with similar conditions and actual salaries paid by Minera Exar. Consumables costs were estimated on the basis of quotes obtained from potential suppliers.

The exchange rate between the Argentine peso and the US dollar has been assumed as AR$79/US$; no provision for currency escalation has been included and the estimate does not reflect adjustments for prevailing costs since the date of the Cauchari TR.

Annual Information Form 2021

Operating Costs Summary
Description	Total (US$ 000s/Year)	Lithium Carbonate (US$/Tonne)	Allocation of Total OPEX (%)
Direct Costs
Reagents	72,535	1,813	50.7
Maintenance	16,143	404	11.3
Electric Power	6,408	160	4.5
Pond Harvesting & Tailing Management	13,334	333	9.3
Water Treatment System	356	9	0.2
Natural Gas	5,818	145	4.1
Manpower	12,809	320	8.9
Catering, Security & Third-Party Services	4,534	113	3.2
Consumables	959	24	0.7
Diesel	101	3	0.1
Bus-In / Bus-Out Transportation	213	5	0.1
Product Transportation	5,072	128	3.5
Direct Costs Subtotal	138,282	3,457	96.6
Indirect Costs
G&A	4,884	122	3.4
Indirect Costs Subtotal	4,884	122	3.4
Total Operating Costs	143,166	3,579	100

Capital Costs

Capital expenditures are based on a project operating capacity of 40,000 tpa of lithium carbonate. Since the Caucharí-Olaroz Project is in construction, capital equipment costs have been determined based on over 100 Class 1 and Class 2 purchase orders, contracts awarded, quotes and firm proposals for equipment items and construction services for the current project capacity; in addition, an in-house database maintained by an engineering firm was used for minor items. Minera Exar and its consultants have verified the validity of these estimated capital expenditures.

The estimates are expressed in US dollars on a 100% project equity basis. The Company currently will need to contribute or secure 49% of these costs. No provision has been included to offset future cost escalation since expenses, as well as revenue, are expressed in constant dollars.

Sustaining capital expenditures are estimated to total US$270.5 million over the 40-year evaluation period of the Caucharí-Olaroz Project.

Capital costs include direct and indirect costs for:

▪	Brine production wells;
▪	Evaporation and concentration ponds;
▪	Lithium carbonate plant;

Annual Information Form 2021

▪	General site areas, such as electric, gas and water distribution;
▪	Stand-by power plant, roads, offices, laboratory and camp and other items;
▪	Off-site infrastructure, including gas supply pipeline and high voltage power line and water pipeline; and
▪	Contingencies, salaries, construction equipment mobilization and other expenses.

These estimates are extracted from the Cauchari TR, and exclude increases to the capital cost estimate arising subsequent to that date. The capital investment for the 40,000 tpa lithium carbonate project as set forth in the Cauchari TR, including equipment, materials, indirect costs and contingencies during the construction period was estimated to be US$564.7 million. This total excludes interest expenses that might be capitalized during the same period. Disbursements of these expenditures started in 2017 as part of the 25,000 tpa lithium carbonate mine plan.

The following items were not included in the estimate:

▪	Legal costs;
▪	Costs to implement the Protocols and special incentives and allowances;
▪	Mineral license costs;
▪	Escalation; and
▪	Start-up costs beyond those specifically included.

The exchange rate between the Argentine peso and the US dollar has been assumed as AR$79/US$; no provision for currency escalation has been included.

These capital expenditures as set out in the Cauchari TR are summarized in the table below:

Capital Costs Summary
Item	US$ M
Direct Cost
Salar Development	50.1
Evaporation Ponds	145.3
Lithium Carbonate Plant and Aux.	174.9
Reagents	12.4
On-Site Infrastructure	72.5
Off-Site Services	13.3
Total Direct Cost	468.5
Indirect Cost
Total Indirect Cost	86.8
Total Direct and Indirect Cost	555.3
Contingencies (7.4%)	9.4
Total Capital	564.7

Annual Information Form 2021

Project Economics

This economic analysis is prepared considering that construction for the project commenced in 2018 and significant funds were spent since then. All capital expenditures prior to June 30, 2020 are considered sunk and are not included in the capital expenses in the economic model. The model only includes capital expenditures that need to be spent from June 30, 2020 onwards to bring the project to production. The project economics are produced in reliance on the capital and operating cost estimates contained in the Cauchari TR, and do not account for changes in estimates since that date, including increases in overall capital costs and capital costs attributable to the Protocols.

The following criteria have been used to develop the economic model:

▪	Engineering and construction period is estimated at four years, while the life of mine is estimated to be 40 years;
▪	Pricing assumptions were obtained from a market study, supported by the off-take entitlements arising in favour of Ganfeng and Bangchak;
▪

Production of lithium carbonate is estimated at 40,000 tpa, commencing in the third year of operations assuming a ramp up production rate of 19,600 tpa for the first year of operations and 36,700 tpa for the second year of operations;

▪	For project evaluation purposes, it has been assumed that 100% of capital expenditures, including pre-production expenses and working capital are financed with owners’ equity;
▪

Brine composition may be suitable for extraction and commercial production of other salts or other chemical compounds such as Boric Acid (H3BO3), potassium, etc. These options were not included in the Cauchari TR;

▪	The economic evaluation was carried out on a constant money basis so there is no provision for escalation or inflation on costs or revenue;
▪

All values are expressed in US dollars; the exchange rate between the Argentine peso and the US dollar as at September 30, 2020 was AR$79/US$. Argentine peso denominated costs follow the exchange rate as a result of inflation, and there is no expected impact of the exchange rate fluctuation on capital costs or operating costs; accordingly, no provision for currency escalation has been included; and

▪

The base-case assessment was carried out on a 100%-equity basis. Apart from the base case discount rate of 8.0%, two (2) variants of 6.0% and 10.0% were used to determine the NPV of the Caucharí-Olaroz Project. These discount rates represent possible costs of equity capital.

In addition to capital and operating cost expenses as set forth above, project economics are based on additional expenses and cash flow items including: Argentinean transaction tax, Jujuy provincial and private royalties, licenses and permits, export refunds, easement rights, equipment depreciation, sustaining capital, exploration expenses, amortization and remediation allowances.

Production Schedule

The production model outlines lithium carbonate production totalling 1,576,279 tonnes over the 40 year project term. Overall efficiency of brine processing to produce lithium carbonate is reported to be 53.7%. To account for processing efficiency, the net amount of lithium carbonate produced was computed by multiplying the LCE extracted from the well field by 53.7%. The resulting values from each production well were then summed for each production year to determine the predicted annual lithium carbonate

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production. During the entire 40-year simulated production period the cumulative lithium carbonate, after accounting for processing efficiency, is projected to average 48,800 tpa.

In the production model, it is assumed that in year one revenue will be US$156,933,000, with revenue growing to US$366,620,000 in year two and US$480,000,000 in each year thereafter until the end of the 40-year production period, in reliance on the base case assumptions. The production model assumes a lithium carbonate price of US$12,000/tonne.

NPV and IRR

After tax NPV in reliance on base case assumptions, and a 10% discount rate amounts to US$1,504,000,000, while IRR is 45.0%. Set forth below is a table that illustrates the sensitivity of the project economics based on lithium carbonate pricing and discount rates. The below is presented on a 100% project equity basis and measured from the end of the capital investment period. The Company owns 44.8% of the Caucharí-Olaroz Project as of the date of this AIF.

After-Tax NPV and IRR Sensitivity Analysis
Discount Rate (%)	Low Case NPV US$10,000/t Li2CO3 (US$ millions)	Base Case NPV US$12,000/t Li2CO3 (US$ millions)	High Case NPV US$14,000/t Li2CO3 (US$ millions)
6	1,986	2,623	3,259
8	1,479	1,957	2,435
10	1,133	1,504	1,874
IRR (%)	40.0	45.0	49.0

Cash Flow and Earnings

Net cash flow is negative in the first two years of operation, but thereafter increases sharply to approximately US$52,000,000 after taxes in year three. Thereafter, net cash flow (undiscounted) after taxes amounts to approximately US$212,000,000 in reliance on the base case assumptions.

The estimated pay-back period is two years and two months on both a before-tax and on an after-tax basis in reliance on base case assumptions.

Annual Information Form 2021

Thacker Pass Project

Overview of the Project

The Thacker Pass Project is located in northern Humboldt County, Nevada and hosts a large sedimentary-based lithium Mineral Resource and Mineral Reserve, as well as significant additional sedimentary-based lithium mineralization that has not yet been subject to sufficient exploration or analysis to undertake Mineral Resource estimation.

Recent Developments

Recent Significant Events

In February 2022, the Company submitted a draft application to the U.S. Department of Energy for funding of the Thacker Pass Project through the Advanced Technologies Vehicle Manufacturing Loan Program. The program is designed to provide funding to U.S. companies engaged in the manufacturing of advanced technology vehicles and their components.

On February 25, 2022, the NDEP issued the final three key environmental permits for the project, being the Class II Air Quality Operating Permit, the Water Pollution Control Permit, and the Mine Reclamation Permit.

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In early March, an administrative appeal of the issuance of the Water Pollution Control Permit was filed. See “Regulatory and Permitting Update” for further details.

On October 7, 2021 the Company announced an expanded and updated Mineral Resource estimate for the Thacker Pass Project of 13.7 Mt of LCE grading 2,231 ppm lithium of measured and indicated, consisting of Measured Resources of 8.2 Mt LCE grading 2,356 ppm lithium and Indicated Resources of 5.5 Mt LCE grading 2,067 ppm lithium. Inferred resources of 4.4 Mt LCE grading 2,112 ppm were also announced. The cut-off grade for the updated Mineral Resource estimate is 1,334 ppm lithium. The updated Mineral Resource estimate incorporates the Southwest Basin area of the project, change in cut-off grade and additional drilling since the 2018 resource estimate contained in the Thacker Pass TR. The resource estimation parameters are otherwise substantially the same as those used for the resource estimate contained in the Thacker Pass TR, as further described under “Detailed Property Description – 2018 Resource Estimate” below. The Company affirms that the updated Mineral Resource estimate does not constitute a material change and does not affect the integrity of the Reserves set forth in the Thacker Pass TR, which remains the current technical report for the Thacker Pass Project.

On January 15, 2021 the Company announced the issuance by the BLM of a positive ROD under the NEPA process. The ROD approved the proposed mine and plan of operations for the Thacker Pass Project, along with the Company’s proposal to continue exploration work to the north and south of the proposed mine site and processing facilities. The process by which the ROD was issued is currently under appeal. See “Regulatory and Permitting Update” for further details.

Current Mine Plan

In 2017, the Company commenced a program to assess the mine development potential of the Thacker Pass deposit, which hosts the primary Mineral Resource estimate on the project. The Company assembled an experienced management and technical team for the project, conducted process testing and related analysis, and conducted an exploration program with the objectives of expanding the Mineral Resource and increasing confidence levels. An update to the Mineral Resource was completed in the Spring of 2018 and is reflected in the current mine plan set out in the Thacker Pass TR.

The Thacker Pass TR was completed in August 2018. Pursuant to the mine plan in the Thacker Pass TR, the Company contemplates developing an initial Phase 1 capacity of 30,000 tpa of battery-grade lithium carbonate commencing in 2022 and increasing in Phase 2 to 60,000 tpa in 2026. The Thacker Pass Project is expected to be developed as an open-pit mining operation using conventional mining equipment. Given the soft nature of the deposit, minimal blasting and crushing is anticipated. The ore will then be processed in a leaching circuit using sulfuric acid to liberate the lithium from the claystone. Following the leaching process, the lithium bearing solution is expected to be purified using crystallizers and reagents to produce battery-grade lithium carbonate.

With the reliance on sulfuric acid, the Thacker Pass TR calls for construction of a conventional sulfuric acid plant at site. The sulfuric acid plant will convert molten sulfur into low-cost sulfuric acid, which is expected to reduce transportation costs and provide a low-cost source of power and steam. The Company would construct a waste heat generation facility at the sulfuric acid plant, providing electricity for the Thacker Pass Project.

Feasibility Study

Lithium Americas continues to advance its proposed feasibility study for the Thacker Pass Project, targeting an increased initial Phase 1 capacity of 40,000 tpa of lithium carbonate from the 30,000-35,000 tpa

Annual Information Form 2021

previously contemplated. The increased Phase 1 target capacity reflects optimizations to the mine plan and leaching efficiencies, maintaining the same proposed 3,000 tpd sulfuric acid plant and water usage.

In addition, the Company plans to include an expansion scenario to target total capacity of 80,000 tpa of lithium carbonate. The addition of a proposed Phase 2 40,000 tpa expansion is designed to demonstrate Thacker Pass’ ability to scale production and align with potential customers’ and partners’ longer-term demands. The proposed Phase 2 expansion will entail additional lead time to amend and meet permitting requirements beyond Phase 1. Any permit modifications required for Phase 2 expansion will be sought at an appropriate time during Phase 1 operations.

To meet potential future needs of customer and partners, the Company has completed an FEL-2 level engineering study to consider an option for a 20,000 tpa lithium hydroxide chemical conversion plant, with consideration being given as to whether this plant would be co-located with the Thacker Pass Project facility or located elsewhere.

Capital and Operating Costs

The Company has made significant progress in its understanding of the development and operational parameters of the Thacker Pass Project since reporting the PFS in late 2018, being the Thacker Pass TR. This includes design, size and scope of facilities and supporting infrastructure, as well as the nature and use of inputs, reagents and processing procedures. Work on the feasibility study continues and the Company will not be in a position to confirm mining and processing details until test results on the revised flowsheet from the integrated process testing facility is completed. The Company expects there will be several marked differences between the PFS and the feasibility study in respect of the development plan and operations at Thacker Pass. Some of the most significant differences are expected to include:

▪	Addition of mineral beneficiation to reduce acid consumption;
▪	Substantial increase in filtration to improve recovery and enable dry-stack tailings;
▪	Additional crystallization stages to remove magnesium;
▪	Inclusion of ion exchange to remove calcium and boron to achieve battery grade; and
▪	More complex carbonization process including bicarbonation and second stage crystallization.

The capital and operating cost estimates set out in the Thacker Pass TR are expected to be substantially different in the proposed feasibility study. The Company expects that there will be a significant increase in the capital cost estimate. The additional infrastructure and processing steps as contemplated by the updated planning for development and operations noted above will, on their own, result in a capital cost that is expected to greatly exceed that contemplated as the base case under the PFS, even assuming a comparable production scale. The increase in scale of production will result in a further increase in capital cost. Finally, external factors since the date of the Thacker Pass TR, including inflationary effects and supply chain issues, will result in significantly higher capital costs. The Company also expects that there will be a significant increase in operating costs compared to that set out in the PFS, as a result of the additional infrastructure, processing and input requirements that are contemplated for the operation, as well as external effects such as inflation, wage increases and supply chain limitations. These increases are expected to be offset in some measure by revenue increases from a higher production rate and higher long-term pricing assumptions for lithium-based products, although the extent to which all of these factors, among others, will ultimately impact the financial performance of the Thacker Pass Project cannot be verified with any certainty until such time as an updated mine plan, and in particular the contemplated feasibility study, has been completed.

Annual Information Form 2021

Process Engineering and Design Update

Over the past year, optimization work is focused on maximizing lithium carbonate production in Phase 1 without increasing the size of the proposed 3,000 tpd sulfuric acid plant or water usage. Improvements include a mine plan focused on the illite clay and processing technologies to increase yield. When compared to smectite clay, illite clay displays higher leaching efficiencies and generally has higher lithium concentrations, as well as contains fewer impurities such as magnesium and calcium. Work is ongoing towards improving lithium recovery from smectite clay. Process changes completed include ore beneficiation, magnesium sulfate crystallization, filtration and improvements to the lithium carbonate circuit.

The Company is targeting total Phase 1 and Phase 2 capacity of 80,000 tpa within the same mining footprint as the permitted pit boundary. The team is advancing the mine engineering and combining the Phase 1 optimization and process improvements to achieve this increased production level.

The Company is developing a new integrated process testing facility in Reno to test the full Thacker Pass flowsheet and to produce lithium carbonate samples. The integrated process testing facility is expected to be in operation in Q2 2022 to support ongoing optimization work, confirm certain assumptions in the design and operational parameters and provide product samples for potential customers.

Regulatory and Permitting Update

On January 15, 2021, the BLM issued its ROD for the proposed mine and MPO for the Thacker Pass Project, and related mitigation measures. The BLM also approved the Company’s proposal to conduct exploration work to the north and south of the proposed mine site and processing facilities. The ROD is the final step in the BLM’s NEPA review process for the Thacker Pass Project. This process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process. The approved MPO contemplates production of battery-grade lithium hydroxide, lithium carbonate and lithium metal (up to 60,000 tpa of LCE).

A 30-day appeal period of the administrative decision to grant the ROD followed the issuance of the ROD, and ended on February 16, 2021. Claims were filed against the BLM in Federal District Court on February 11, 2021 by a local rancher and on February 26, 2021 by a number of claimants alleging violations of NEPA and other federal laws in the regulatory permitting process. The litigation is proceeding through the courts, with a decision expected in the Q3 2022, following the denial of a number of injunction requests made by the plaintiffs. Separately, the Native American plaintiffs filed an interlocutory appeal in the Federal Court of Appeals seeking review of the District Court’s decisions to deny injunction requests. Briefing on that appeal is scheduled to conclude in March 2022, and an oral argument has not yet been calendared.

On February 25, 2022, the Nevada Department of Environmental Protection (commonly known as NDEP) issued the final key environmental permits from the state for Thacker Pass. The three approved permits include the Water Pollution Control Permit, Mine Reclamation Permit and Class II Air Quality Operating Permit. An administrative appeal of NDEP’s issuance of the Water Pollution Control Permit was filed with the Nevada State Environmental Commission in March 2022.

The Company maintains the view that the federal and state permitting processes, including the process conducted by regulators to check for compliance with regulatory requirements, and any public consultation process under appeal, were conducted thoroughly and completely by the applicable regulator. We believe that the issuances of permits under appeal will ultimately be upheld.

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A decision on the Company’s water rights transfer application by the state engineer to transfer the Company’s existing and optioned water rights, which are expected to provide sufficient water for all of Phase 1, is anticipated in 2022.

Exploration

The lithium deposit hosted in the McDermitt Caldera has been drilled extensively by the Company. Historical exploration work by prior owners was also completed on the property. However, the full extent of the deposit has not been defined. The Company carried out exploration drilling work in the northwest of the pit area and in the southwest area of the Thacker Pass Project (located south of Route 293 and ~2 km southwest of the proposed processing plant) from Q2 to Q4 2018. The results demonstrated that lithium-bearing claystone extends laterally northwest of the pit area and occurs throughout the Southwest Basin within Lithium Nevada’s mineral rights. The exploration results were used to update the Mineral Resource estimate in October 2021.

Additional exploration targets have been identified outside the existing Mineral Resource boundary. Prompted by the discovery of lithium mineralization in the southwest area of the Thacker Pass Project, Lithium Nevada submitted permit applications for a proposed future exploration program in the southern and eastern areas of the Thacker Pass Project.

Commercial Agreements

In 2019, Lithium Nevada entered into a mine design, consulting and mining operations agreement with Sawtooth Mining, a subsidiary of NACCO Industries Inc. and North American Coal. Sawtooth Mining has exclusive responsibility for the design, construction, operation, maintenance, and mining and mine closure services for the Thacker Pass Project, which will supply all of Lithium Nevada’s lithium-bearing ore requirements. Sawtooth Mining has agreed to provide Lithium Nevada with the following (i) US$3.5 million in seven consecutive equal quarterly instalments, with the final payment received in October 2020; and (ii) engineering services related primarily to mine design and permitting. During construction, Sawtooth Mining has agreed to provide initial funding for up to US$50 million to procure all mobile mining equipment required for “Phase 1” operations. Excluding these Sawtooth Mining investments, Lithium Nevada bears all costs of mining and mine closure. Lithium Nevada has agreed to either pay a success fee to the mining contractor of US$4.7 million upon achieving commercial production or repay the US$3.5 million without interest if the final project construction decision is not made by 2024.

Lithium Nevada has also entered into master services agreements with EXP, ITAC, M3 and EDG. EXP has responsibility for the design and costing of the acid plant; ITAC has responsibility for leading the engineering design of the chemical plant, water supply infrastructure and electrical infrastructure; and, M3 has responsibility for the civil and general site works and overall cost estimate of the feasibility study. EDG is providing owner’s engineering services.

Financing Strategy

The Company continues to evaluate a variety of strategic financing options for Thacker Pass, including exploring the potential separation of its operations through the creation of a standalone public company focused on the development of the project. In parallel, in February 2022 the Company submitted a draft application to the U.S. Department of Energy for funding to be used at the Thacker Pass Project through the Advanced Technologies Vehicle Manufacturing Loan Program, which is designed to provide funding to U.S. companies engaged in the manufacturing of advanced technologies vehicles and components used in those vehicles.

Annual Information Form 2021

Detailed Property Description

Technical Information

Detailed scientific and technical information on the Thacker Pass Project can be found in the Thacker Pass TR that was filed with the securities regulatory authorities in each of the provinces of Canada on August 2, 2018. The Thacker Pass TR has an effective date of August 1, 2018, and was prepared by Reza Ehsani, P.Eng., Louis Fourie, P.Geo., Andrew Hutson, FAusIMM, BE (Mining), Daniel Peldiak, P.Eng., Rob Spiering, P.Eng., John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng., each of whom is a “qualified person” for the purposes of NI 43-101.

The bulk of the scientific and technical information set forth below regarding the Thacker Pass Project is derived from the Thacker Pass TR. A copy of the Thacker Pass TR is available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

Property Description and Location

The Thacker Pass Project (which refers to the mineral claims that were formerly referred to as “Stage 1” of the Lithium Nevada project) comprises an area of approximately 3,367 hectares within Humboldt County, Nevada, that is approximately 100 km north-northwest of Winnemucca, 33 km west-northwest of Orovada, Nevada and 33 km due south of the Oregon border. The area is sparsely populated and used primarily for ranching and farming. The Thacker Pass Project is situated at the southern end of the 16.3 million-year-old McDermitt Caldera. The Company holds the claims indirectly through Lithium Nevada, a wholly-owned subsidiary of the Company. In 2018, the Company reorganized its project holdings and designated the claims hosting “Stage 1” of the Lithium Nevada Project as a standalone project named the Thacker Pass Project, which excludes the mining claims in the Montana Mountains.

In connection with the Royalty Purchase Agreement, as amended by the Royalty Amending Agreement, Orion holds a gross revenue royalty on the Thacker Pass Project, which entitles Orion to receive 8% gross of revenue until royalty payments equal to the aggregate purchase price of US$22 million have been paid, after which time the royalty will decrease to 4.0% on all minerals mined, produced or otherwise recovered, subject to the Company’s right to reduce the royalty rate to 1.75% at any time on payment to Orion of US$22 million.

Decommissioning and Reclamation

The carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities is US$0.3 million for the Thacker Pass Project as at December 31, 2021. The Company’s US$1.2 million reclamation bond payable to the BLM was guaranteed by a third-party insurance company upon the issuance of Lithium Nevada clay mine project permit to the Company in 2014. The bond guarantee is renewed annually.

The current estimate of reclamation costs associated with the approved plan of operations for the Thacker Pass Project is US$47.6 million. A guarantee is required by the BLM for the reclamation costs prior to commencing construction.

Other Permits

The Company holds all necessary federal and state permits and approvals to conduct mineral exploration activities (exclusive of mineral exploitation activities) within active target areas of the Thacker Pass Project site, and is applying for various federal, state and local permits to secure other necessary approvals for

Annual Information Form 2021

construction, operations, and reclamation. Applications for key environmental permits were granted by the state in February 2022. A decision regarding an application for the transfer of water rights filed with the state regulator is pending and expected in 2022. The Company’s engagement with the government, the Fort McDermitt Tribe and local stakeholders is planned to continue as project development, including permitting, advances.

Summary of Mineral Title Regime

The underlying title to the Thacker Pass Project is held through a series of claims. The Company holds its interests in the claims indirectly through Lithium Nevada. A claim provides the holder with the rights to all locatable minerals on the relevant property, which includes lithium; however, this interest remains subject to the paramount title of the U.S. federal government who maintains fee simple title on the land.

The holder of a claim maintains an entitlement to the claim, provided it meets the obligations for claims as required by the U.S. Mining Act. At this time, the principal obligation imposed on the holders of claims is to pay an annual fee, which represents payment in lieu of assessment work required under the U.S. Mining Act. The annual fee of US$165.00 per claim is payable to the BLM in addition to a fee of US$10.50 per claim paid to the county recorder of the relevant county in Nevada where the claim is located.

A claim does not, on its own, give the holder the right to extract and sell locatable minerals, as there are numerous other regulatory approvals and permits required as part of this process. In Nevada, such approvals and permits include approval of a plan of operations by the BLM and environmental approvals. The U.S. Mining Act also does not explicitly authorize the owner of a claim to sell minerals that are leasable under the Leasing Act. The BLM is vested with discretion in the management of the right to sell minerals governed by the Leasing Act, particularly where they represent a potential by-product to an economically viable mineral deposit governed by the U.S. Mining Act. Currently, the only mineral contemplated for mining and processing is lithium.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Thacker Pass Project is via a paved highway running approximately 70 km north from Winnemucca to Orovada and then west-northwest for 33 km on a paved highway to the Thacker Pass Project site entrance. On-site access is via numerous gravel and dirt roads. These roads are all season and in generally good repair, but may be closed for short periods due to extreme weather in the winter. The nearest railroad access is in Winnemucca.

Northern Nevada has a high desert climate with cold winters (average minimum -3°C in January) and hot summers (up to 35-40°C). Snow can occur from October to May, although it often melts quickly. Nearby mining operations operate continuously throughout the winter. Elevation at the project site is approximately 1,500 m above sea level. Vegetation consists of low-lying sagebrush and grasslands.

Due to the long-established mining industry in the Winnemucca area, local resources include all of the facilities and services required for large-scale mining. There are several gold and copper mines in the area, which rely on the experienced work force and support for mining operations. Most of the workers for any future mining operations are expected to be sourced from Winnemucca’s population and those of neighbouring communities.

In accordance with the Thacker Pass TR, there is sufficient space within the project area to accommodate a proposed processing plant and mine support facilities, overburden placement site, tailings storage facility, water diversions and containments. There is currently a 115 kV transmission line that passes through the

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project area. The project plan in the Thacker Pass TR includes the potential construction of a large waste heat power facility.

The Company has existing water rights within the Quinn River Valley. In 2018, the Company obtained an option on additional water rights, which together with the existing rights are expected to be sufficient for Phase 1 of the operations and a portion of Phase 2 (as defined in the Thacker Pass TR). These water rights are subject to a defined regulatory process to change both the point of diversion and the manner of use (from irrigation to mining and milling) prior to their use for production. An application for the transfer of existing and optioned water rights has been submitted with a decision expected in 2022. There is no guarantee the proposed changes to these water rights will be approved by the regulatory agency. Additional water rights, if required, may be obtained through land acquisition (with appurtenant water rights) and/or outright water rights purchases in Quinn Valley.

A test well was drilled in 2017 and indicated sufficient flow rates for the process water requirements. A production well with a flow capacity in excess of process water requirements for Phase 1 production was constructed adjacent to the test well in 2018.

An independent groundwater study was completed by Schlumberger Water Services in 2012 and updated by Piteau Associates Ltd. in 2019.

History

The claims constituting the lithium project were previously held by Chevron, which began exploration for uranium in the McDermitt caldera area in 1975. Early in Chevron’s program, the U.S. Geological Survey alerted Chevron to the presence of anomalous concentrations of lithium associated with the caldera. Chevron added lithium to its assays in 1978 and 1979, began a clay analysis program and obtained samples for engineering work. Results confirmed the lithium concentrations contained in clays. From 1980 to 1987, Chevron completed a drill program that focused on lithium targets and conducted extensive metallurgical testing of the hectorite deposits to determine amenability of the deposits to extraction of lithium. In 1985, Chevron undertook a resource estimate for a 0.25% lithium cut-off, however, the estimate was not prepared in accordance with NI 43-101.

Chevron leased many of the claims that comprise the lithium project to J.M. Huber Corporation in 1986. In 1991, Chevron sold its interest in the claims to Cyprus Gold Exploration Corporation. In 1992, J.M. Huber Corporation terminated the lease and it appears that Cyprus Gold Exploration Corporation allowed the claims to lapse and provided much of the exploration data to Jim LaBret, one of the claim owners from which they had leased claims.

WEDC leased Mr. LaBret’s claims in 2005, at which time he provided WEDC access to the Chevron data and to core and other samples that were available. On December 20, 2007, the Company entered into a lease with WEDC. Commencing in 2007, the Company conducted an exploration drill program focused on the southern portion of the caldera. The Company completed an initial Mineral Resource estimate on the property, followed by completion of a preliminary assessment on the project that was disclosed in January 2010.

On March 11, 2011, the Company acquired title to the royalties and titles constituting substantially all of the then-named Kings Valley claims, pursuant to a purchase and sale agreement with WEDC.

On December 14, 2011, the Company announced the results of the 2012 PFS for the mining of the production of lithium carbonate for the project (formerly known as the “Stage 1 Lens” or “Zone 1” project). Two scenarios were evaluated: a start-up scenario based on mining and processing ore at a design

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throughput rate of 2,100 tonnes per day (13,000 tpa LCE), and a full production scenario to double production four years after start-up (26,000 tpa LCE).

In 2016, the Company completed a pilot plant program at its demonstration plant in Germany. This work increased the Company’s understanding of the processing and engineering requirements for the production of lithium products from the project. Considering the results, the Company determined that additional specific engineering work was required to optimize the front end of the process to produce lithium hydroxide monohydrate on a commercial scale. In addition, the Company became aware of technological advancements in producing lithium compounds from brines, and believed that these innovative and sustainable technologies warranted further review for potential incorporation into the Nevada processing plant design. As a result of these additional reviews, the Company determined that the 2012 PFS was no longer current, and in June 2016, the Company completed a technical report disclosing only Mineral Resource estimates on the then-named “Stage I Lens and “Stage II Lens” of the property. In 2017, Lithium Nevada conducted an exploration program. In May 2018, the Company completed a technical report on the Thacker Pass deposit disclosing an updated Mineral Resource estimate and in August 2018, the Company completed the Thacker Pass TR, being a PFS on the project.

Geological Setting

The regional geology of the Thacker Pass Project is the McDermitt volcanic field, a volcanic complex with four large rhyolitic calderas that formed in the middle Miocene era. Volcanic activity in the McDermitt volcanic field occurred simultaneously with voluminous outflow of the earliest stages of the approximately 16.6 million to 15-million-year-old Columbia River flood basalt lavas. This volcanic activity was associated with impingement of the Yellowstone plume head. Plume head expansion underneath the lithosphere resulted in crustal melting and surficial volcanism along four distinct radial swarms. The McDermitt volcanic field is located within the southeastern-propagating swarm of volcanism from Steens Mountain into north-central Nevada.

The Thacker Pass Project is located in the McDermitt caldera, an extinct supervolcano that is 30 km by 45 km (and straddles the Oregon-Nevada border) that was formed approximately 16.3 million years ago. The stratigraphy of the McDermitt caldera is a singular ignimbrite referred to as the McDermitt tuff. Following an initial eruption of the McDermitt tuff, water leached lithium from nearby volcanic rocks and deposited it in the caldera basin over hundreds of thousands of years. A large caldera lake formed, and captured sediments that were eroded from the surrounding drainage areas; a thick sequence of associated lacustrine deposits settled. Renewed volcanic activity uplifted the center of the caldera, draining the lake and bringing the lithium-rich sediments to the surface of the earth in the vicinity of the present-day Montana Mountains. The result of these geological processes is the Thacker Pass Project, a large and near-surface lithium deposit.

The Thacker Pass deposit sits sub-horizontally beneath a thin alluvial cover at Thacker Pass and is partially exposed at the surface. It lies at relatively low elevations (between 1,500 m and 1,300 m) in moat caldera lake sediments that have been separated from the topographically higher deposits to the north. Exposures of the sedimentary rocks at Thacker Pass are limited to a few drainages and isolated road cuts. As a result, the stratigraphic sequence in the deposit is primarily derived from core drilling.

The sedimentary section, which has a maximum drilled thickness of about 160 m, consists of alternating layers of thick claystone and thin volcanic ash. The claystone comprises 40% to 90% of the section. Surficial oxidation persists to depths of 15 m to 30 m in the moat sedimentary rock. There is no obvious change in lithium content across the boundary between oxidized and unoxidized rock. The highest lithium grades generally occur in the middle and lower parts of the sedimentary rock section.

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Clay in the Thacker Pass deposit includes two distinctly different mineral types, smectite and illite. Clay that is indicative of smectite occurs at relatively shallow depths (less than 30 m). The presence of hectorite clay, a subtype of smectite, has been documented elsewhere in the McDermitt caldera. Drill intervals with high lithium contents (commonly >4,000 ppm) contain clay that yields x-ray diffraction spectra more typical for illite than smectite. An illite-type clay occurs at relative moderate to deep depths in the moat sedimentary section and sporadically occurs in intervals that contain higher levels of lithium.

Lithium Mineralization

Lithium enrichment in the Thacker Pass deposit occurs in the lowest portions of the caldera lake sedimentary sequence, just above the intra-caldera tuff. The Thacker Pass deposit has minimal overburden and the lithium enriched interval in the proposed pit area generally occurs close to the surface. The minimal overburden present is the result of post-caldera magmatic resurgence that forced lakebed sediments upwards, combined with significant subsequent erosion over the past 16 million years. Along the southern and eastern margins of the Montana Mountains, caldera lake sediments dip at a shallow angle away from the center of resurgence.

The historic and 2017 drilling results show a continuous lithium grade ranging from 2,000 ppm to 8,000 ppm lithium over great lateral extents. There is a continuous high grade sub-horizontal clay horizon that exceeds 5,000 ppm lithium across the project area. This horizon averages 1.47 m thick, with an average depth of 56 m below ground surface. The lithium grade for several meters above and below the horizon typically ranges from 3,000 ppm to 5,000 ppm. The bottom of the deposit is well defined by a hydrothermally altered oxidized ash, with less than 500 ppm lithium and sometimes less than 100 ppm lithium. All drill holes, except WLC-058 and LNC-083, are vertical which represent the down hole lithium grades as true-thickness.

Exploration

Prior to the 2010 drilling campaign, exploration on the Thacker Pass Project has focused on geological mapping to delineate the limits of the McDermitt caldera moat sedimentary rocks and drilling to determine the grade and location of mineralization. Claim surveying, using theodolites and laser-source electronic distance meters, was completed prior to 1980 under Chevron’s exploration program. Much of the project area was covered by airborne gamma ray spectrometry, in search of minerals such as uranium. Lithium became the primary focus of exploration from 2007 onward.

The Company used a Trimble differential GPS to survey collar locations for the 2007-2008 drill program. The topographic surface of the project area was mapped by aerial photography in 2010 using third party consultants. This information was obtained by MXS, Inc. for the Company. The flyover resolution was 0.35 m. Ground control and field surveys of drill hole collars, spot-heights and ground-truthing were obtained using Trimble equipment.

In August 2013, the Company announced that it had completed the excavation of a bulk sampling site to produce and test RheoMinerals’ organoclay products at its manufacturing facility based in Fernley, Nevada used to manufacture RheoMinerals’ organoclay products. The target clay lens was encountered, as expected, at a depth of approximately three m below an alluvial surface layer comprised primarily of silt, sand and gravel. The clay lens measured approximately two to three m in thickness and was continuous across the approximate 25 by 30 m area of excavation. The viscosity gel results (overnight Fann test) indicated good gelling characteristics in order to meet American Petroleum Institute guidelines. The clay was of high purity and amenable to producing an organoclay using a dry processing method.

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Collar surveying for the 2017 drilling campaign was conducted using a handheld Garmin 62S GPS. In 2017, a high-resolution LiDAR (a surveying method that works on the principle of radar, but uses light from a laser) and aerial photo survey of Thacker Pass was conducted by a third party. The collar elevations of the 2017 drill holes were then corrected in the drill hole database to the surveyed surface elevation. The average change was an increased elevation of 0.286 m.

In 2017, Lithium Nevada also conducted five seismic survey lines. A seismic test line was completed in July 2017 along a series of historic drill holes to test the survey method’s accuracy and resolution in identifying clay interfaces. The seismic results compared favorably with drill logs. Four more seismic survey lines were commissioned in the Thacker Pass Project area, which helped to provide a more complete picture of the distribution, depth, and dip of clay horizons around the edge and center of the moat basin.

Drilling

The Company drilled 54 core holes on the project area between 2007 and 2009 to expand on Chevron’s drilling work, followed by an additional 139 holes in 2010. These holes were drilled with the primary aim of defining lithium occurrences within the deposit. The Company drilled 37 core holes for assay and lithologic information and eight RC holes to compare drilling techniques. The RC method produced biased assay results, so the method was abandoned. Seven PQ-sized holes were drilled to support metallurgical test work. Two sonic holes were drilled to test the drilling procedure; however, this method of drilling was abandoned as the lithologic sample quality was not comparable to traditional core drilling. Of the exploration drill holes, 198 cores were assayed (20,000 m of core), the results of which analysis supported the presence of a high-grade lithium deposit.

Optimal drill hole spacing for Inferred, Indicated, and Measured Resource categories was determined by geostatistical methods based on the results of the first 37 drill holes completed in 2007-2008 (WLC-001 through WLC-037). The Chevron drill holes were excluded from consideration in the grade model due to unknown sample quality controls at the time of drilling.

From January 2010 and through October 2011, the Company conducted definition grid drilling within the Thacker Pass resource (formally known as the Zone 1 resource) using the 2009 geostatistically derived drill spacing. To increase resource estimation confidence from inferred to measured and indicated, a total of 169 holes (WLC-040 through WLC-208) were drilled (16,000 meters).

From June 2017 through December 2017, the Company conducted a drilling campaign. A total of 77 exploration holes totaling 6,653 m, of which 22 were widely spaced HQ core holes. Results of this work helped to expand the known Mineral Resources to the northwest of the 2009-2010 drilling, identify a target south of the highway in an area designated the Southwest Basin, and further understand the local geology across Thacker Pass.

In 2017, three drill holes were drilled to collect geotechnical information. The majority of the drill holes were drilled using normal HQ core drilling practices. The geotechnical samples were not assayed for lithium, but samples were sent to Solum Consultants Ltd. for geotechnical testing. The results of their work assisted in determining the safety factors to use on the proposed mine pit wall slopes. In April 2017, two auger holes were drilled down 15 m to characterize the ground strength for infrastructure support. The geotechnical samples were sent to Solum Consultants ltd. for geotechnical characterization. No samples were collected for assay.

In 2018, additional exploration and definition drilling was completed. A total of 49 drill holes were completed totaling 4,968 m of drilling. In addition, 9 piezometer/monitoring well holes were drilled totalling 1,454 m. A

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total of sixteen holes were drilled in the Southwest Basin, which was first identified in 2017 as an exploration target. The Company anticipates preparing a feasibility study for the project in due course.

Sampling, Analysis and Data Verification

Drilled core was brought to the logging and sampling facility in Orovada, Nevada; the boxes of core were lithologically logged, photographed, cut and sampled by Company employees and consultants. The length of the assay samples was determined by the geologist based on lithology and averaged 1.52 m. The core was cut in half with diamond blade saws and fresh water, and half bagged for sampling. For duplicate samples, one half of the core was cut in half again and the two halves were bagged and sampled separately to test sampling and assay precision. Each sample was assigned a unique identification number to ensure security and anonymity. The core samples were primarily sent to ALS of Reno, Nevada, a laboratory independent from the Company; they were either picked up by ALS in trucks or delivered to ALS by the Company’s employees. At ALS, the samples were dried at a maximum temperature of 60°C and the entire sample was then crushed with a jaw crusher to 90% passing a ten-mesh screen. Nominal 250 g splits were taken for each sample using a rifle splitter. This split was pulverized using a ring mill to 90% passing a 150-mesh screen.

ALS’ analysis included four-acid digestion followed by an atomic emission plasma spectroscopy analysis to ensure that elevation metal concentrations would not interfere with a conventional inductively coupled plasma mass spectroscopy.

In 2010, a QA/QC program was developed that included inserting blank, standards and duplicate samples into the drill core sample assay sets. For every 34 half core samples, the Company randomly inserted two standard samples, one duplicate sample, and one blank sample. The 2017 QA/QC program was slightly modified to include a random blank or standard sample within every 30.48 m interval and taking a duplicate split of the core (1/4 core) every 30.48 m. The total number of blank, duplicate, and standard samples analyzed by the laboratory during the Company’s 2010 drilling campaign was 12% of the total samples assayed, and during the Company’s 2017 drilling campaign was 10.1% of the total samples assayed. The 2018 drill program used the same QA/QC procedures as the 2017 program with a total of 12% of the total samples sent for assays being check and duplicates.

Approximately 6% of the QA/QC samples from the 2010 sampling program did not conform to the established criteria. The Company re-assayed the highest 16 lithium values for drill holes WLC-001 through WLC-037 and WLC-040 through WLC-200. Following this re-testing, it was concluded that the overall deposit estimates may be lower by at most 2-3%, which is considered within industry standards. In the 2017 sampling program, duplicate samples indicated a high-level of precision in the sampling and laboratory techniques and confirmed the validity of QA/QC protocols and the blank and standards sample quality programs indicated that the accuracy and precision of the analytical process provides results that are in accordance with industry standards.

The Company security’s measures included collecting core from the drill site daily and placing the core in a lockable and secure core logging/sampling facility (steel-clad building) for processing. All logging and sampling was conducted in the secured facility. The facilities were locked when no one was present.

In 2016, the Company compiled a fully digitized geological database from the original paper drill logs, assay certificates and relevant archived data, in spreadsheet format. The Company maintains a tracking chart (Excel spreadsheets) that is used to match analytical data from ALS (provided electronically in the form of both Excel spreadsheets, and secured PDF assay certificates) to the intervals logged by the geologists, and referenced to duplicate sample tags stapled into the core boxes. The Company also maintains a master chart to track and manage QA/QC samples.

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The Company’s senior geologist and QP maintains the master blinded sample identification spreadsheet. Blinded sample numbers are paired up with the original assay samples identifications (using Excel). Both the drill hole samples and the QA/QC samples were decoded and paired with the digital assay certificates provided by ALS. No inconsistency in the assay data was found and only a small number of inconsistencies with lithologic coding was found. These differences were well below 1% of the total interval data reviewed; however, all differences were corrected.

Mineral Processing and Metallurgical Testing

The previous process flow sheet in the 2012 PFS adopted an approach that is based on conventional lithium hard rock processing. Hard rock lithium ore behaves very differently than lithium claystone, primarily because of its genesis. Lithium hard rock ores, such as pegmatite, are formed deep in the Earth’s crust under high temperature and pressure, and therefore high temperature and strong reagents are required to liberate the lithium. In 2017, the Company decided to pursue an alternative approach intended to reduce overall operational and capital costs, improve environmental performance and leverage the physical properties of the soft claystone. A new process flow sheet that uses conventional leaching and purification technology is described in the Thacker Pass TR.

Metallurgical test work was carried out at production facilities owned and operated by Jiangxi Ganfeng Lithium Co., Ltd. in Jiangxi Province, China and with Saskatchewan Research Council. The Company provided four statistically representative composites of ore from the deposit that characterize the different grades of ore in the proposed pit area. These samples were based on the mass weighted average of the deposit and were assembled from different depths and locations to ensure a representative testing campaign. Aspen Technology, Inc. modeling software was used to simulate the full process. The results of this model were compared to the laboratory studies, and a final bench-scale confirmation test was completed at Jiangxi Ganfeng Lithium Co., Ltd.’s facilities to confirm the results of the model.

Tooth roll sizer followed by an attrition scrubber was found to be effective in reducing particle size and preparing the ore for sulfuric acid leaching. Sulfuric acid leaching is employed to remove lithium, along with other constituents, from the claystone ore. Testing looked at various acid concentrations, ratio of acid to ore, slurry densities, leaching temperatures, and leaching times. After leaching, the properties of the claystone show acceptable settling and filtration rates. Washing of the spent clay showed high lithium recoveries.

Crystallization was also examined for the removal of by-products such as magnesium sulfate. Process variables such as lithium-magnesium concentration ratio, boiling temperature, crystallization temperature, and final liquor concentrations were identified. A three-step purification process (neutralization, crystallization and precipitation) was also examined. The series of test results showed that a process could be used to isolate a pure lithium sulfate product at approximately 88% recovery and served as a basis for the process design. Testing was also conducted to identify reagent consumption and kinetic information. The results demonstrated optimum neutralization conditions, such as reagent addition, temperature and residence times. These conditions are aimed at permitting a higher recovery of lithium and reducing the capital and operating cost.

The Company has engaged experienced crystallization vendors to develop the design and cost estimate for process equipment to manufacture high-purity battery-quality lithium products from lithium sulfate, including lithium carbonate and lithium hydroxide. A vendor has agreed to produce high-purity samples of lithium carbonate and lithium hydroxide from lithium sulfate produced at the process testing facility in Reno, Nevada. Lithium Nevada expects to send samples of the Thacker Pass Project’s lithium products to potential customers and partners to confirm quality specifications.

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2018 Mineral Resource Estimate

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A block model was created by the Company’s geologists based on assay data received as of December 21, 2017. The blocks are tagged through nearest-neighbor interpolation with the relevant lithology and are 30 m by 30 m by 5 m in size. The block model is not rotated. Due to the complex nature of the horizontal interlayering features, especially in the shallower areas of the deposit (such as crater sediments, alluvium and basalt), no wireframes were utilized in the model construction. This block model was imported into Geovia GEMS® and examined by the QPs responsible for the Thacker Pass TR, who determined that it was representative of the logged lithology.

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After examination of strike and dip of the sediments, six major fault blocks (Blocks A-E) were identified. All modelling was subsequently confined and limited to the fault blocks. Only the core area of the deposit has been modeled, the outer limits of the deposit being undefined.

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The Mineral Resources have been classified as “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” as defined by CIM Definition Standards. The Mineral Resources are presented in the table below in accordance with the following criteria:

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Measured Mineral Resources are in blocks estimated using at least three drill holes and five to sixteen samples within a 262.5 m × 262.5 m search radius in the horizontal plane and 15 m in the vertical direction;

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Indicated Mineral Resources are in blocks estimated using at least two drill holes and three to sixteen samples within a 393.75 m × 393.75 m search radius in the horizontal plane and 22.5 m in the vertical direction; and

▪	Inferred Mineral Resources are blocks estimated with at least one drill hold and two to sixteen samples within a search radius of 525 m × 525 m in the horizontal plane and 30 m in the vertical plane.

Measured, Indicated and Inferred Resources (Effective Date: February 15, 2018)
Category	Tonnage (000’s t)	Avg. Li (ppm)	LCE Quantity (000’s t)
Measured	242,150	2,948	3,800
Indicated	143,110	2,864	2,182
Measured and Indicated	385,260	2,917	5,982
Inferred	147,440	2,932	2,301

Notes:

1.	Mineral Resources presented at a 2,000 ppm Li cut-off grade.
2.	The conversion factor for lithium metal (100%) to LCE is 5.323.
3.	Applied density is 1.79.
4.	Rounding errors may exist.

Lithium Americas completed an updated resource estimate on the Thacker Pass Project in the fall of 2020, as further described under “Recent Developments” above.

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Mineral Reserve Estimates

The Mineral Reserve estimate relies on the resource block model described above. Dassault Systèmes Geovia Lerchs-Grossman Whittle software was used to produce a series of pit optimization shells based on particular input parameters. A cut-off grade of 2,500 ppm was applied to the pit optimization to ensure consistency with the processing test work. An ultimate pit shell, number 39, was chosen to define the Mineral Reserves. The resource model is a regular block model with block sized 30 m by 30 m by 5 m. Due to the regular block model and the block size, dilution is considered inherent in the block model. The mining recovery is expected to vary depending on the machine extracting the ore (e.g. surface miner versus excavator). An average life of mine recovery of 93% was applied for the Mineral Reserves estimate. The Mineral Resources reported above are inclusive of the Mineral Reserves, and not in addition to the Mineral Reserves. The Mineral Reserve estimate excludes the Inferred Mineral Resource.

Proven Probable Mineral Reserves (Effective Date: August 1, 2018)
Category	Tonnage (000’s t)	Avg. Li (ppm)	LCE Quantity (000’s t)
Proven	133,944	3,308	2,358
Probable	45,478	3,210	777
Proven and Probable	179,422	3,283	3,135

Notes:

1.	Mineral Reserves are defined at the point where the ore is delivered to the processing plant. Reductions attributed to plant losses have not been included.
2.	Mineral Reserves presented at a 2,500 ppm Li cut-off grade.
3.	The conversion factor for lithium metal (100%) to LCE is 5.323.
4.	Applied density is 1.79.
5.	All tonnages are presented on a dry basis.
6.	Rounding errors may exist.

Mining Operations

The mining method chosen for the proposed mine plan outlined in the Thacker Pass TR is a modified panel mining method which employs excavators and surface miners. In this method, a section along the length of the pit is mined to the entire width and depth before moving to the next section of the pit.

The proposed mine plan contemplates mining 510 million total tonnes of material, consisting of 330 million dry tonnes of waste rock and 179 million dry tonnes of ore (delivered to plant) over a 46-year mine life. The average strip ratio for the project is 1.6:1 waste-to-ore mined, with an average strip ratio of 1.5:1 during the first four years of the mine plan. The proposed mine plan contemplates a pre-production period of two years, and two phases of production over the 46-year life of mine, as follows: 3.5 years of Phase 1 production at 30,000 tonnes lithium carbonate per year; and 42.5 years of Phase 2 production at 60,000 tonnes lithium carbonate per year. The feasibility study currently underway is expected to be based on a different capacity and product mix than contemplated by the Thacker Pass TR.

Waste removal will be completed by means of an excavator and haul truck operation. Once the ore has been exposed and a running surface prepared to a relatively consistent profile, the excavator will move to the next panel section. Following the waste removal, the surface miner will mine the exposed ore and load the haul trucks directly. The ore will be hauled to the head of an overland ore conveyor or to nearby short-term stockpiles. Mine waste will primarily be backfilled directly into the mined-out pits. In-pit waste backfill

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is expected to total approximately 285 million tonnes, with only 2.2 million tonnes being transferred by truck to a nearby waste rock dump. Mine waste will also be used for construction fill material as well as construction of the tailings embankment. The mine plan includes a waste dump near the pit limit for excess mine waste during the beginning of the mine life.

Recovery Methods

The recovery process proposed in the Thacker Pass TR is based on the metallurgical test work described above and consists of the following major components: ore preparation and leaching and lithium processing. The ore preparation will prime the ore for lithium extraction in a leaching circuit. Ore will be delivered to the ROM stockpile from the mining operation. The ore in the ROM stockpile will be sized using toothed roll crusher (sizer) prior to being mixed with filter wash solution in attrition scrubbers. After ore preparation, the ore will be transferred as a slurry to the leaching circuit. Sulfuric acid will be mixed in with the slurry to liberate the lithium from the clay. The lithium bearing solution, i.e. “lithium brine”, will be separated from the leach residue by filtration. The filtered residue will be washed to recover any remaining free lithium, and then conveyed to the clay tailings facility.

To prepare the lithium brine for subsequent processing, pH-neutralization will be required. Waste solid compounds will precipitate from the neutralization step and will be filtered from the lithium brine. The filter residue will be washed with process water to recover any residual lithium. The wash solution and lithium brine will be combined and processed in the lithium processing plant, which results in a sulfate solution dominated by lithium, magnesium, potassium, and sodium cations. The lithium processing plant will then take the lithium brine and separate out lithium from the remaining salts in the brine, i.e. magnesium, potassium and sodium. The first step in lithium separation involves purifying the lithium brine through crystallization of magnesium sulfate, followed by removal of residual magnesium with the addition of quicklime. Soda ash will then be added to the brine to precipitate out lithium as a carbonate solid.

Infrastructure

Site roads will be designed for operational and maintenance traffic for the eventual 60,000 tpa Phase 2 production rate. All site roads will be classified as private roads, with the main loop around the services buildings. Utility roads have also been planned. Movement of material in Phase 1 will be by truck. A rail system will be constructed as part of Phase 2, and will be used to move raw materials and finished products.

The ore stockpile pad is proposed to be constructed in Phase 1, but is designed to accommodate the full 60,000 tpa production rate during Phase 2. The limestone stockpile will be stored near the limestone crushing and storage facility for easy access by truck.

The tailings strategy is based on the adoption of filtered stack method of clay tailings disposal. The cells will be constructed from mine waste placed in lifts and compacted under the action of the haul trucks and grading equipment. The proposed mine plan contemplates surface water management to minimize water entering the tailings area and contain any meteoric waters and utilization of mine waste rock to provide supplemental perimeter containment of the tailings on the downslope sides.

Raw water is expected to be supplied to the plant site via a raw water pipeline from a well or series of wells in the Quinn River Valley to the east of the site. The fire water supply for the permanent fire protection will be provided from the raw water tank located within the plant.

A 115 kV transmission line runs directly through the site and has sufficient capacity for the proposed Phase 2 operations. The mine plan contemplates construction of a large waste heat power facility with a capacity that is expected to exceed the projects electricity requirements; excess electricity may be sold via the 115

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kV transmission line. The main substation is proposed to be installed during Phase 1. Steam produced by the acid plant will be used to generate electricity. Fuel for the start-up package boilers will be supplied from an on-site fuel bunker that will be resupplied by truck.

Infrastructure is planned to allow the sulfuric acid plant to continue operation through the processing plant downtime, producing excess sulfuric acid that may be sold to regional consumers.

Environmental, Permitting and Social Factors

A multi-agency regulatory process will need to be completed to obtain all required federal, state and local agency permits and approvals necessary to construct, operate and ultimately reclaim and close the Thacker Pass Project, including all mining, ore processing, and transportation related operations.

The BLM is the lead agency for issuing federal approval under the General Mining Law, implementing surface management regulations and the preparation of an EIS as part of the NEPA environmental documentation process. The BLM permit application process consists of three parts: Mine Plan of Operations that describes the proposed mining and ore processing/fluid management system operations, along with reclamation and closure activities; a baseline study program to collect and report data for environmental, natural and socio-economic resources that will be used to support the permitting, impact assessment, and the subsequent approvals process; and an environmental documentation process.

The Company began the permitting process in Q1 2018 by commencing baseline data collection and to date has performed more than 40 environmental baseline studies within the project area. By December 2018, the Company substantially completed the environmental and natural resource baseline studies required to support the permitting and approval program and the NEPA environmental documentation process for the Thacker Pass Project. A conceptual Mine Plan of Operations (MPO) was submitted to the BLM in Q3 2018 for review and comment. The final MPO was filed in August 2019 and accepted by the BLM in September 2019. The MPO includes production of battery-grade lithium hydroxide with lithium carbonate, lithium metal (up to 60,000 tpa of LCE) and battery manufacturing.

In January 2020, the BLM published the NOI in the federal register to prepare an environmental impact statement for the Thacker Pass Project. The NOI formally commences the NEPA environmental impact statement preparation and public engagement process by the BLM. This process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process. The preliminary EIS was published on July 29, 2020 in the federal register, followed by a 45-day comment period. The final EIS was published on the federal register on December 4, 2020 and included a comprehensive review of the potential impacts of the Project, including alternatives and a full examination of project and site-specific mitigation measures. The final EIS is the result of pre-planning work that included the early collection of environmental baseline information, community and Native American engagement, project re-design, and the initial submission of a Conceptual Plan of Operations for agency consideration, and is the cumulation of over a decade of work on the project. On January 15, 2021 the BLM issued the ROD for the Thacker Pass Project. The ROD is the final milestone in the federal permitting process and provides approval for construction and operation of the project. Applications for key environmental state permits were granted in February 2022. An application for the transfer of water rights has been submitted, with a decision expected in 2022.

The BLM will also require the placement of a financial guarantee (reclamation bond) to ensure that all disturbances from the mine and process site are reclaimed. The post-mining land use requirements will also require the establishment of a sage-brush vegetation type to restore the area to the pre-mining land uses of wildlife habitat, grazing, and recreation.

Annual Information Form 2021

Respecting the rights, culture, aspirations and interests of the local communities directly affected by the development and operation of Thacker Pass and working collaboratively towards mutually beneficial relationships remains a key priority for the Company. The Company is continuing with its community engagement plan to keep local Native American and community groups informed about the project, identify and resolve issues, and provide employment and training opportunities that will be available prior to proposed construction and operations. These engagement initiatives will continue as the project advances to facilitate full engagement with stakeholders.

The engagement plan includes participation in a working group with a residents from the local communities neighbouring Thacker Pass to work collaboratively to hear concerns raised by the communities about the potential impacts of the project, and achieve consensus on science-based solutions that will protect the safety and wellbeing of those who live and work in the communities. The working group meets on a regular basis.

The Company’s engagement plan also includes regular consultation with the Fort McDermitt Paiute and Shoshone Tribe, who are located near the project site. The Company is committed to providing community benefits, skills training and employment opportunities to the tribe as the project advances towards construction. Skills training programs were offered in late 2020 and 2021 to members of the tribe and local communities.

Pre-feasibility Operating Costs

The operating costs are taken from the Thacker Pass TR and estimated based on an operation achieving average annual production of approximately 30,000 tpa in Phase 1 and rising to 60,000 tpa in Phase 2. The operating costs exclude credits from electricity and sulfuric acid sales.

Operating Costs (Pre-feasibility Study)
Category	Operating Cost (US$/t Lithium Carbonate)	% of Total
Mining	488	12.0
Lithium processing	1,649	40.0
Sulfuric acid plant	1,780	44.0
General and administrative	156	3.6
Electricity delivery (wheeling charge)	15	0.4
Total Operating Costs	4,088	100.0

Pre-feasibility Capital Costs

Total initial Phase 1 capital expenditures presented in the Thacker Pass TR are estimated at US$581 million and a total of US$1,059 million at the completion of Phase 2. The capital cost estimate excludes the life of mine sustaining capital cost of US$623 million.

Annual Information Form 2021

Category	Phase 1 US$ millions	Phase 2 US$ millions	Total US$ millions
Direct Costs
Lithium carbonate plant	218	96	314
Sulfuric acid plant	134	158	293
Mine	46	1	47
Railroad and yards	3	81	84
Total Direct Cost	401	336	737
Total Indirect Cost	89	65	154
Contingency (18.8%)	91	77	168
Total Capital Costs	581	478	1,059

Pre-feasibility Economic Analysis

The financial results are derived from inputs based on an annual production schedule included in the Thacker Pass TR and reported on a 100% equity project basis.

The life of mine is estimated to be 46 years, subject to obtaining any necessary permits or modifications. Projected sales are based on three revenue streams: lithium carbonate, electricity generated by the acid plant and excess sulfuric acid. Lithium carbonate pricing assumptions were obtained from a market study. Electrical and sulfuric acid pricing were estimated based on expert analysis of the local markets.

In addition to capital and operating cost expenses as set forth above, project economics are based on additional expenses and cash flow items such as: taxes, royalty obligations and sustaining capital.

As noted above, the Company is currently working with Sawtooth Mining (a subsidiary of North American Coal) and engineering firms to prepare a proposed feasibility study for the Thacker Pass Project. A variety of options are being considered for parameters that will form the basis of the feasibility study, with the expectation that the economic analysis may differ from that presented in the Thacker Pass TR. Based on discussions with potential customers and joint venture partners, the Company is assessing changes to the parameters of its feasibility study to target a higher capacity than previously considered for this project. The process flowsheet will also be tested at the integrated process testing facility under development, with results expected to be incorporated into the feasibility study.

Pre-feasibility Production Schedule

Production of lithium carbonate is estimated at 30,000 tpa in Phase 1 (commencing in 2022), and 60,000 tpa in Phase 2. Phase 1 is projected to operate for 3.5 years, and Phase 2 is projected to run for 42.5 years. A discount rate of 8% per year was applied to the model. The production model estimates lithium carbonate production totalling 2,602,805 tonnes over the 46-year project term. The production model also estimates electricity totalling 28,018,835 MW/h and sulfuric acid totalling 20,364,430 tonnes, both over the 46-year project term.

Pre-feasibility NPV and IRR

After-tax NPV on base case assumptions and an 8% discount rate amounts to an estimated US$2,600,000,000 with an IRR of 29.3%. Set forth below is a table that illustrates sensitivity of project economics based on lithium carbonate pricing and discount rates.

Annual Information Form 2021

After-Tax NPV and IRR Sensitivity Analysis (Pre-feasibility)
Discount Rate (%)	Low Case NPV US$10,000/t Li2CO3 (US$ millions)	Base Case NPV US$12,000/t Li2CO3 (US$ millions)	High Case NPV US$14,000/t Li2CO3 (US$ millions)
6	2,790	3,800	4,811
8	1,856	2,591	3,327
10	1,259	1,816	2,373
IRR (%)	24.0	29.3	34.3

Pastos Grandes Project

The Pastos Grandes Project was recently acquired by the Company in connection with the Millennial Transaction. The Pastos Grandes Project is a lithium brine mineral project located in the central portion of the Salar de Pastos Grandes Basin in the Salta Province, Argentina.

Annual Information Form 2021

Millennial Lithium’s properties on the Pastos Grandes Salar include nine mining leases. The first of these, Jorge Eduardo, Neptalí 2, El Milagro and Norte Argentino; were obtained in 2016 by Millennial Lithium from a local Salta entity known as the Moreno Group, through an option to purchase agreement which has been executed in full. Additionally, in 2016 Millennial Lithium obtained the Papadopoulos XXXII lease, when the previous owners dropped their claim and it was declared vacant by the mining court. This property was subsequently released for filing and was awarded to Millennial Lithium, as the winner of a drawing. In October 2017, Millennial Lithium acquired control of three additional leases, namely Taba PG; Papadopoulos LXXIV, and Aguamarca 15. Finally, in August 2017, in a tender held by the Province-owned resources and energy distribution company, Recursos Energeticos y Mineros Salta S.A. (REMSA), Millennial Lithium obtained the REMSA XIII lease, with the final contract being signed in December 2017. Considering all of these properties, the aerial extent of the leases held by Millennial Lithium, as of the date of the Pastos Grandes TR, is 8,664 ha.

Historical Resource Estimate

Millennial Lithium prepared a resource estimate on the Pastos Grandes Project in 2019, as set out in the Pastos Grandes TR. Based on its Phase III exploration activities, Millennial Lithium used Leapfrog software to create a geological and resource block model and calculate the Measured, Indicated and Inferred resource estimates presented below, which are derived from the Pastos Grandes TR with an effective date of July 29, 2019. A description of assumptions, parameters and methods can be found in the Pastos Grandes TR.

Summary of Phase III Measured, Indicated and Inferred Lithium and Potassium Resources (Historical Resource Estimate)
Phase III Resource Category	In situ Li (tonnes)*	Li2CO3 Equivalent (tonnes)*	In situ K (tonnes)**	KCI Equivalent (tonnes)***
Measured	425,000	2,262,000	4,508,000	8,597,000
Indicated	349,000	1,858,000	3,537,000	6,745,000
M+I	774,000	4,120,000	8,045,000	15,342,000
Inferred	150,000	798,000	1,559,000	2,973,000

Notes:

Cut-off grade for brine used to calculate the resource was 300 milligrams per liter

*Tonnages are rounded to the nearest thousand

**Li Equivalency: each tonne of Li is equivalent to 5.3228 tonnes of Li2C03

***K Equivalency: each tonne of K is equivalent to 1.907 tonnes of KCI

The Company is not treating the resource estimate as a current resource estimate and a QP has not done sufficient work to classify this historical resource estimate as a current mineral resource. While the resource estimate was reported in accordance with CIM categories, the Company is unable to verify the relevance and reliability of the estimate at this time and is not in position to determine what additional work will be required to verify the resource estimate as a current mineral resource.

Annual Information Form 2021

Historical Mineral Reserve Estimate

Millennial Lithium completed a feasibility study and declared a mineral reserve on the Pastos Grandes Project in 2019. In connection with this work, a numerical groundwater model was developed for Millennial Lithium by Montgomery & Associates to evaluate the potential to produce LCE for 40 years from a wellfield constructed with 30 simulated production wells within the properties of Millennial Lithium. The Reserve Estimate set out a Proven Mineral Reserve for the first 8 years of wellfield pumping (years 1-8) and a Probable Reserve for the remaining 32 years of extraction of wellfield pumping (years 9-40).

The table below, derived from the Pastos Grandes TR which has an effective date of July 29, 2019, summarizes Millennial Lithium’s estimate of the total amount of lithium extracted from the aquifer after 40 years of simulated pumping, factoring in estimated processing efficiency and accounting for anticipated leakage and process losses of lithium. The Measured and Indicated Mineral Resources correspond to the total amount of Li-rich brine estimated to be available within the aquifer, while the Proven and Probable Reserves represent a portion of that Resource Estimate that can be extracted under the proposed pumping schedule and wellfield configuration. Therefore, the quantities given in the table below are not “in addition” to the Mineral Resource Estimate provided previously, but instead represent a portion of the total Mineral Resource that can be extracted based on simulated production pumping of the future wellfield, factoring in the percent estimated processing efficiency.

Historical Estimate of Probable and Proven Lithium Reserves (Assuming Processing Losses)
Reserve Category	Production Period (years)	Brine Pumped (m3)	Average Lithium Concentration (mg/L)	Lithium Metal (tonnes)	LCE (tonnes)
Proven	1 to 8	128,666,876	470	34,000	179,000
Probable	9 to 40	605,491,174	431	143,000	764,000
Total	40	734,158,050	439	177,000	943,000

Notes:

1.	The processing efficiency corresponds to 56% from the start through year 6 (Stage 1), and 55% from year 7 through year 40 (Stage 2)
2.	LCE is calculated using mass of LCE + 5.322785 multiplied by the mass of lithium metal
3.	The values in the columns for “Lithium Metal” and “LCE” above are expressed as total contained metals
4.	Lithium metal tonnage and LCE tonnage are rounded to the nearest thousand
5.	The average lithium concentration is weighted by per well simulated extraction rates
6.	Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods

The Company is not treating the reserve estimate as a current reserve estimate and a QP has not done sufficient work to classify this historical reserve estimate as a current mineral reserve. While the reserve estimate was reported in accordance with CIM categories, the Company is unable to verify the relevance and reliability of the estimate at this time and is not in position to determine what additional work will be required to verify the reserve estimate as a current mineral reserve.

Annual Information Form 2021

Development Planning

Pastos Grandes Development Plan

Millennial Lithium’s plan for the Pastos Grandes Project had been to produce lithium carbonate via production wells, solar evaporation ponds and a lithium carbonate processing plant at a planned production rate of up to 24,000 tpa of high purity lithium carbonate. Based on the plan, the Pastos Grandes Project would operate at two different production rates over its life. In the first stage (Stage 1), once production ramp up has been accomplished, output would be 21,000 tpa of high purity (Battery Grade) Li2CO3 (BG LC). Once additional evaporation ponds were placed in service, production would increase to 24,000 tpa BG LC (Stage 2).

The Pastos Grandes Project is subject to: (i) a royalty equal to 1.5% of the gross operating revenues from production from the initial Pastos Grandes Project, payable to the original vendors of the project; and (ii) royalties to a maximum of 3% over net-back income, payable to the Salta Province.

Current Development Plan

The Company has established a technical team to review the resource estimate, reserve estimate and other technical data in respect of the Pastos Grandes Project, with a view to validating the prior work and further optimizing prospective operations. The Company has also started to investigate measures by which it can leverage the Company’s experience and learnings from development of the Caucharí-Olaroz Project, and is considering development and production opportunities on a holistic basis among its Argentina-based projects.

Competitive Conditions

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment and pharmaceuticals. However, it is the battery industry that is expected to predominantly drive future demand growth for lithium. This is expected to come from several areas: (i) the continued growth of small format batteries for cell phones, laptops, digital cameras and hand-held power tools, (ii) the transportation industry’s electrification of automobiles, buses, delivery vehicles, motorcycles, bicycles and boats using lithium-ion battery technology, and (iii) large format batteries for utility grid-scale storage.

A small number of companies dominate the production of end-use lithium products such as lithium carbonate and lithium hydroxide. The bulk of production occurs in brine deposits in South America and spodumene hard-rock deposits in Australia. There are a small number of additional companies who have initiated lithium-based production in recent years, as well as numerous additional companies pursuing the development of lithium mineral deposits throughout several jurisdictions.

Specialized Skills and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs and regulatory, finance and accounting. The Company relies upon its management, employees and various consultants for such expertise.

Annual Information Form 2021

Mineral Price and Economic Cycles

The principal end-use product for the Company’s business is lithium-based chemicals, including in particular battery-grade lithium carbonate. The markets for lithium-based products are affected by worldwide economic cycles and the volatility in supply and pricing that is commonly associated with commodity-based products. In the case of lithium-based products, demand is driven largely by the rate of adoption of lithium batteries, particularly those used in electric vehicles. Meanwhile, supply is driven by the capacity of producing lithium-based production operations and the ability of those operations to produce battery grade products. At present, the market for lithium-based products is experiencing supply constraints, as electric vehicle adoption has increased and corresponding demand for lithium-based products for electric vehicle batteries has increased. This increased demand has not been accompanied by matching supply increases, as the timeline for new production to become available is, in most cases, measured over several years and is not responsive to short-term demand increases. This has resulted in a steady rise in prices over the last 18 months. The increase in demand, as well as efforts by governments to promote domestic industry through industrial policy and related efforts, has led to a significant increase in industry participants and potential projects throughout the world.

Intangibles

The Company holds patents in several countries on certain beneficiation processes and techniques concerning sedimentary deposits. The length of the patents varies by jurisdiction.

Economic Dependence

The Company has committed to selling the bulk of its product offtake entitlement on the Caucharí-Olaroz Project to Ganfeng and Bangchak at market prices, pursuant to the offtake agreements with each of them. For further details, see “Caucharí-Olaroz Project – Recent Developments – Offtake Arrangements”. The Company does not have any restrictions or requirements for the sale of products at the Thacker Pass Project or on any other development, including on its share of offtake entitlement in connection with any future expansion to the Caucharí-Olaroz Project.

Foreign Operations

The Company’s property interests are all located outside of Canada, with the projects being in Argentina and the United States. The lithium business in which the Company operates is increasingly affected by political factors, including geopolitical tensions among major world powers and industrial policy promoting the development of domestic electric vehicle and battery production infrastructure. These factors are relevant to both Argentina and the United States. Further, the Company’s Caucharí-Olaroz Project and the Pastos Grandes Project in Argentina exposes the Company to various degrees of political, economic and other risks and uncertainties. Please see “Description of the Business – Risk Factors” and “Description of the Business – Emerging Market Disclosure.”

The election of President Alberto Fernandez in December 2019 brought with it the formation of an alliance between different factions of the Peronist party, including the Kirchner leftist/populist faction, which had been divided since 2015. The new government took steps to regulate and protect the economy, increase certain taxes (e.g. export taxes and wealth taxes) and suspend previously announced tax reductions. The Fernandez administration has successfully re-negotiated the country’s external debt with a majority of private bondholders, and is now in the process of debt renegotiations with the International Monetary Fund (IMF). According to public source information, Argentina recently reached a pre-agreement with the IMF, which will require domestic approval by Argentina’s National Congress, following which it will require ratification by the Board of the IMF. The agreement is expected to be put before Congress for consideration

Annual Information Form 2021

in March or April 2022. If approved, Argentina will be granted a 30-month extended fund facility arrangement, which will facilitate disbursements of US$45 billion to Argentina by the IMF to cover the maturities of the former government Stand-By Facility Agreement. Nevertheless, the government is grappling with a difficult situation as it tries to combat the economic impact of the coronavirus outbreak with a combination of fiscal stimulus and strict containment measures.

In addition, the government of Argentina has enacted a series of capital controls and foreign exchange regulations. To date, these controls and regulations include, but are not limited to: a requirement that the proceeds of exports be repatriated at the applicable official exchange rate; restrictions on payments of dividends and intercompany debt without approval from the Argentinean Central Bank; and a request to restructure immediate payments on debt from foreign lenders. There is also a possibility that the Argentinean government could expand its existing controls or introduce new regulations. Historically, such capital controls and foreign exchange regulations have had far-reaching implications for Argentina, including limiting imports into the country and restricting access to foreign currency required to service foreign debt obligations. To date, President Fernandez has been an active political supporter of mining activities. In 2020, the Central Bank announced the issuance of dollar-linked peso denominated promissory notes to assist mining companies to hedge potential peso devaluations against the US dollar.

On March 20, 2020, Argentina enacted a strict COVID-19 quarantine policy, which has had a significant impact on Argentina’s already difficult economic environment and the general socioeconomic situation in the country. The country continues to grapple with a high number of new COVID-19 cases, thus on December 23, 2021, by means of National Decree 867/2021 (the “Decree”), the National Government extended the Health Emergency until December 31, 2022. Although several measures have been eased as a result of waning spread of the virus, the Decree maintains several of the health measures adopted by former National Decree 260/2020, including continuous monitoring of both the epidemiological evolution of COVID-19 and health conditions at the national and provincial levels. Measures such as mandatory quarantine are still in place in certain circumstances. All non-resident foreigners arriving from abroad must submit evidence of full vaccination with the last dose received at least fourteen (14) days prior to entering the country and comply with the other requirements recommended by the National Health Authority of Argentina. These measures may be loosened or tightened based on the spread of COVID-19 and its severity from time to time.

Employees

As at December 31, 2021, the Company had 57 full-time employees and 8 part-time employees and/or consultants working at various locations. As at December 31, 2021, Minera Exar had approximately 290 full-time employees at the Caucharí-Olaroz Project in Argentina.

Changes to Contracts

As the Caucharí-Olaroz Project nears production, Minera Exar and the Company will be working to settle several agreements related to the operation and sale of mineral production. This includes finalization of outstanding matters in respect of the purchase and sale of lithium offtake to which the Company is entitled from the Caucharí-Olaroz Project. It also includes significant engagements for operations and inputs required in the course of production operations. The terms of these contracts will have important financial implications for both the operation of the Caucharí-Olaroz Project and the Company itself.

Annual Information Form 2021

Environmental Protection

The Company’s operations are subject to various laws and governmental regulations concerning environmental protection. The Company holds permits to construct and operate the Caucharí-Olaroz Project at a production rate of 40,000 tpa of battery-quality lithium carbonate. The Company has also secured substantially all environmental permits required for the development of the Thacker Pass Project under its currently contemplated development plan. The State environmental permits secure authorization for the initial phase of mining and processing activities; in some cases, the Company would seek future authorizations to complete the full mine plan. This would include updating the Air Permit for Phase 2 Plant operations and updating the Water Pollution Control Permit for mining below the water table. The administrative process for issuance of the federal permit has been challenged by third parties and is undergoing court proceedings, and one state environmental permit has been challenged in a regulatory proceeding. For further information see “Thacker Pass Project – Regulatory and Permitting Update”. Environmental protection measures are included in development planning, and the costs of such measures are reflected in applicable capital cost, operating cost and financial performance estimates for the Company’s projects.

ESG Policies

The Company aims to minimize the impact of its operations on local communities and the environment. At the Caucharí-Olaroz Project, the Social Responsibility Plan was developed to incorporate best practices on these matters. The Social Responsibility Plan was prepared in accordance with the Argentina Principles. Minera Exar has, in accordance with the principles in its Social Responsibility Plan, entered into agreements with the aboriginal communities located proximate to the Caucharí-Olaroz Project that aim to promote social development through high quality job creation, training, access to medical assistance and other infrastructure. The Company is also committed to developing the Thacker Pass Project in a responsible and sustainable manner. The Company takes its responsibilities seriously to respect the environment, to conduct business based on high ethical standards and to make positive and sustainable contributions in the communities in which it operates.

In September 2021, the Company was approved as an IRMA (Initiative for Responsible Mining Assurance) Pending Member, which means that the Company commits to having its projects audited against the new draft IRMA Ready Standard for exploration and development within 12 months of the standard coming into effect. In January 2022, the Company started working with IRMA to pilot the new IRMA-Ready Standard for Responsible Mineral Exploration and Development.

Caucharí-Olaroz

Environmental Responsibility

Minera Exar is focused on developing Caucharí-Olaroz to be an environmentally responsible lithium project. The process’ principal source of energy is designed to be solar evaporation to minimize the carbon footprint. Furthermore, process water requirements are low relative to other lithium carbonate production processes, and process water will be sourced from aquifers that do not meet drinking water standards. Minera Exar’s objective is to continue to explore ways to further reduce the Caucharí-Olaroz Project’s environmental footprint and produce the most environmentally responsible lithium possible.

Annual Information Form 2021

Economic and Social Benefits

The Cauchari TR highlights substantial employment and economic benefits to Minera Exar’s employees, the local communities, and the provincial and federal governments of Argentina. The Caucharí-Olaroz Project is providing many jobs during construction and development and is expected to provide new long-term opportunities as the Caucharí-Olaroz Project continues to grow.

Economic benefits of expanded Caucharí-Olaroz Project include (based on 40,000 tpa Cauchari TR and US$12,000/t Li2CO3 long-term):

▪	Increase in federal and provincial taxes – total of US$4.2 billion for life of mine (or US$114 million per year)
▪	Increase in royalty and mining duty payments
▪	Increase in employment taxes
▪	Extending the current employment opportunities with over 900 Minera Exar employees and contractors
▪	Extending the relationships with the local communities with at least a 40-year project life

Safety

In February 2022, the project team achieved 4 million total man hours without a lost time injury incident.

In 2022, SafeStart, a behavioral based program focused on safety awareness and skills development, will be rolled out to strengthen the safety culture at Caucharí-Olaroz.

Thacker Pass

The Company is targeting low carbon operations and in January 2022, the Company stepped forward to help IRMA pilot their new draft IRMA-Ready Standard for Responsible Mineral Exploration and Development at Thacker Pass.

Environmental Stewardship

Through innovative design, the Thacker Pass Project is being developed to incorporate sustainability in the extraction and processing of critical minerals required for a low-carbon economy.

The proposed mining and metallurgical process for the Thacker Pass Project is being designed to achieve or exceed carbon-neutral scope 1 emissions status as defined by the Greenhouse Gas Protocol (“Scope 1”). The low carbon footprint is expected due to 1) the unique nature of the ore, which requires low energy to extract, beneficiate and process, and; 2) waste heat from the exothermic process is designed to be captured to generate carbon-free electricity and steam. Carbon-free steam is expected to be used in the plant (no natural gas or other fuel is required to make steam). Furthermore, solar power generation and electric vehicles are also being evaluated to further reduce carbon emissions beyond Scope 1.

Many years of environmental monitoring data was collected and used to locate project infrastructure in areas of lowest environmental impact. The sound and air emissions control systems have been engineered to use the best available technology, resulting in a design that exceeds regulatory requirements. Within the proposed processing facility, water recycling is expected to be employed throughout the facility to minimize consumption (Phase 1 requires approximately the same amount of water as 2-3 alfalfa irrigation pivots).

Annual Information Form 2021

In 2018, the Company made the decision to move the Thacker Pass Project south of the Montana Mountains in order to avoid potential disturbance in sensitive ecological areas located within the mountains. The Company collected baseline environmental data over an eight-year period and provided a full set of baseline reports to the BLM. The ROD determined that the mitigation measures, environmental protection measures, conditions of approval, and monitoring plans specified as part of the ROD will minimize environmental impacts identified in the final EIS. The monitoring requirements specified in the ROD and Plan of Operations will assist the BLM and others to identify, avoid, or mitigate, if necessary, and address unforeseen environmental impacts that may occur. As concluded by the ROD, the environmental protection measures will provide environmental protection during and after implementation of the project. The mitigation plans and stipulations are wide-ranging and address, among other things, water resources, wildlife, cultural resources, air quality and fire precautions.

Community Engagement

The Company engaged with local stakeholders throughout the project definition and design process in a transparent consultation process. Several open houses have been held since 2017. A Project Engagement Agreement with the local Fort McDermitt Tribe continues to be in place to ensure that tribal members are fully engaged and informed of the project, including employment and training opportunities prior to proposed construction and operations.

Through engagement with the community, the Company continues to participate in the Negotiating Work Group (“Work Group”) along with selected members of the Thacker Pass Concerned Citizens Group. The purpose of the Work Group is to develop agreements supported by scientific data and community buy-in to guide the construction and operations of Thacker Pass. The Work Group focuses its discussions on identifying solutions that protect the safety and well-being of community members. The Work Group continues to meet approximately every two weeks, and the Company is committed to quickly resolving community issues and building long-lasting and healthy relations.

Great Basin Sagebrush Restoration Fund

The Great Basin Sagebrush Restoration Fund founded by the Company and the University of Nevada, Reno Foundation is now the largest research fund of its kind in the US. Progress continues in 2021 on developing innovative sagebrush restoration technologies including coated seeds, genetics and restoration modeling.

Biodiversity

The Company is committed to protecting biodiversity in the areas where the Company operates. For the Thacker Pass Project, mitigation measures have been implemented for sage-grouse habitat protection in coordination with the State of Nevada and the BLM. The Company has received approval from the State of Nevada’s Sagebrush Ecosystem Program, which has quantified the Greater Sage-grouse habitat function and authorized a program for compliance by the Company. Two agreements are in place for the acquisition of the majority of the required sage grouse habitat mitigation credits, with a plan under development to acquire the remaining credits prior to construction.

Socioeconomic and Environmental Study with UNR

The Company has a long-standing relationship with the University of Nevada in Reno (UNR), originally partnering with their Department of Agriculture, Veterinary and Rangeland Sciences to establish the Great Basin Sagebrush Restoration Fund in 2017. In mid-2021, the Company formalized a relationship with the Department of Mining and Metallurgical Engineering at UNR’s Mackay School of Earth Sciences and

Annual Information Form 2021

Engineering to assess the socioeconomic and environmental footprint for Thacker Pass. Professor Ehsan Vahidi, Ph.D. will run the two-year program, which will include the development of a life cycle inventory database, quantifying the environmental performance of lithium production from claystone ore and analysis of socioeconomic impacts from activity at the Thacker Pass Project with other lithium production facilities around the world.

Emerging Market Disclosure

The Caucharí-Olaroz Project and Pastos Grandes Project are located in Argentina, an emerging market, and the Company’s interest in the projects are held indirectly through subsidiaries which are locally incorporated or established for the purposes of compliance with local laws. Operating in an emerging market exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions where the Company operates, such as the United States or Canada. In order to manage and mitigate these risks, the Company has designed a system of corporate governance for itself and Minera Exar that includes internal controls over financial reporting and disclosure controls. These systems are coordinated by the Company's senior management and overseen by its Board in order to oversee Minera Exar’s operations.

Board and Management Experience and Oversight

Key members of the Company’s management team and Board have experience running business operations in emerging markets, including Argentina. Fabiana Chubbs, a director of the Company, is an Argentinean national and has business operations experience in Argentina. Franco Mignacco, a director of the Company and the President of Minera Exar, is also an Argentinean national and has substantial business operating experience in the Province of Jujuy where the Caucharí-Olaroz Project is located. Ignacio Celorrio, the President, Latin America of the Company, is an Argentinean national and has substantial legal and operational experience in Argentina, and strong institutional relationships.

In addition, directors and senior officers of the Company, including the CEO and President, regularly visit the Company's operations and properties in Argentina. While these visits were temporarily halted due to COVID-19 related travel restrictions in 2020, they resumed in late 2021 for senior managers of the Company including the CEO and President, Executive Vice Chair, Chief Technical Officer, and VP, Corporate Development. During these visits, they interact with local employees and consultants, government officials and businesspersons; such interactions enhance the visiting directors’ and officers' knowledge of local culture and business practices. Directors generally visit the Caucharí-Olaroz Project at least once every two years. Visits by directors are expected to resume in 2022.

The Board, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with its operations in Argentina. Through these updates, assessments and reports, the Board gains familiarity with the operations, laws and risks associated with operations in that jurisdiction. The Board also has access to head office management in Canada who: (a) work directly with local management in Argentina and are familiar with the laws, business culture and standard practices of Argentina; (b) have Spanish language proficiency; (c) are experienced in working in Argentina and in dealing with the Argentine government authorities; and (d) have experience and knowledge of the local banking systems and treasury requirements of Argentina. The Company also receives, on a regular basis, legal and communicational support from third party providers who have relevant expertise on said areas and are fully prepared to ascertain the legal and political reality of the jurisdiction where the Caucharí-Olaroz Project and the Pastos Grandes Project are located.

Annual Information Form 2021

Communication

While the reporting language with the head office of the Company is English, the primary operating language in Argentina is Spanish. Messrs. Mignacco and Celorrio are native Spanish speakers and are proficient in English. Additionally, the majority of operational management in Argentina are fluent in both Spanish and English.

The Company maintains open communication with its operations in Argentina through management team members who are fluent in Spanish and are proficient in English, removing language barriers between the Company's head office and the local management team in Argentina. The primary language used in meetings with head office management and Board meetings is English and material documents related to the Company's operations that are provided to the Board are in English. Material documents related to the Company's material operations in Argentina are either in English or, where in Spanish, are translated into or summarized in English.

Controls Relating to Corporate Structure Risk

The Company has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply to the Company, its subsidiaries and its co-owned interest in Minera Exar. These systems are overseen by the Board and implemented by the Company’s senior management. The relevant features of these systems include:

(a)The Company’s Control Over Subsidiaries and Co-ownership of Caucharí-Olaroz Project. The Company’s corporate structure has been designed to ensure that the Company has measures and protocols for direct oversight over the operations of its subsidiaries and Investments in Argentina. The Caucharí-Olaroz Project is governed by the Amended Shareholders Agreement (please see “Material Contracts – Amended Shareholders Agreement”) which provides for, among other things: (i) the formation of the Minera Exar Shareholders Committee comprised of two representatives of the Company and three representatives of Ganfeng; (ii) the composition of the board of directors of Minera Exar, being one representative of the Company, two representatives of Ganfeng and one representative of JEMSE; (iii) the composition of the board of directors of Exar Capital being one representative of the Company, two representatives of Ganfeng and three independent directors; (iv) the review and approval by the Minera Exar Shareholders Committee of programs and budgets; and (v) the obligation of each party to purchase its pro rata share of production from the Caucharí-Olaroz Project. In connection with the 2020 Cauchari Transaction, the Company entered into the Amended Shareholders Agreement with Ganfeng that continues to require joint approval for various significant business decisions related to the Caucharí-Olaroz Project. For further information, please see “Description of the Business – Overview of Mineral Projects – Caucharí-Olaroz Project – 2020 Cauchari Transaction” and “Material Contracts – Amended Shareholders Agreement”.

The operations of Minera Exar are overseen by the Minera Exar Shareholders Committee, which meets regularly to make decisions related to project development. The Company works closely and is in constant communication with Minera Exar’s management, including Minera Exar’s CFO. Under the Company’s oversight, in July, 2017 Minera Exar implemented SAP’s accounting and reporting system and adopted best practice internal controls as part of the SAP implementation. In addition, Minera Exar established a Compliance Department which oversees the operations and financial reporting from a compliance perspective. The Company reviews Minera Exar’s financial reporting as part of preparing its consolidated financial reporting. The Company’s independent auditors review the results of the audit of Minera Exar’s financial statements by Minera Exar’s independent auditors as part of the audit of the Company’s consolidated financial statements and the results are reported to the Company’s Audit Committee and Risk.

Annual Information Form 2021

Minera Exar engages an independent internal controls consultant who performs the assessment and testing of its internal controls on an annual basis.

(b)Signing Officers for Foreign Subsidiary Bank Accounts. The establishment of any new banking relationships and/or new bank accounts requires approval in accordance with established authorization procedures. Monetary authorization limits are established by the Company and put in place with the respective banking institutions. Signatories and authorization limits for bank accounts are reviewed and revised as necessary, with changes being communicated to the appropriate banking institutions. Each payment requires approvals from two authorized signatories. Cash calls, equity contributions and loans to subsidiaries and Minera Exar are provided within the approved budgets and require the necessary authorizations from the Company’s officers to be processed. Minera Exar’s controls over payments are subject to review and testing by Minera Exar’s internal controls consultants and findings are reviewed by the Company’s Audit Committee and Risk. Equivalent arrangements are being established for the Pastos Grandes Project and its related corporate entities.

(c)Strategic Direction. The Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures, related party and other transactions and matters that are material to the Company including those of its material subsidiaries and co-ownership interest in Minera Exar.

(d)ICFR. The Company prepares its consolidated financial statements on a quarterly and annual basis, using IFRS. The Company implemented, documented and established a team internally to test and report to management on internal controls over the preparation of its financial statements and other financial disclosures, including its MD&A, to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements are being prepared in accordance with the applicable requirements of IFRS and other financial disclosures, including its MD&A, are being prepared in accordance with relevant securities legislation. These systems of internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to material information about its subsidiaries.

(e)Disclosure Controls and Procedures. The Company has a disclosure policy that establishes the protocol for the communication, preparation, review and dissemination of information about the Company. This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from key members of management located in Argentina.

(f)Risk Matrix. The Company maintains a risk matrix allowing its management to track various material risks concerning its business and operations, and those of its wholly owned subsidiaries and co-ownership interest in Minera Exar. The risk matrix assists with identifying negative trends for the identified material risk factors, to allow the Company to take proactive risk mitigation measures as needed.

(g)CEO and CFO Certifications. In order for the Company’s CEO and CFO to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109 and United States securities laws, the Company has developed internal procedures and responsibilities throughout the organization to provide reasonable assurance regarding the reliability of its financial reporting in accordance with IFRS. In addition, the Company has designed disclosure controls and procedures to provide reasonable assurance that information that may constitute material information is communicated to the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries that disclose material information. This disclosure is prepared with input from the responsible officers and employees, and is available for review by the CEO and CFO in a timely manner.

Annual Information Form 2021

(h)External Audit. As a result of the increase in the Company’s market capitalization, as of December 31, 2021, the Company became a “large accelerated filer” and the Company engaged its registered public accounting firm to provide an attestation report relating to management’s assessment of ICFR for the year ended December 31, 2021, as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act.

Fund Transfers between the Company and the Company’s Subsidiaries and Associates

Differences in banking systems and controls between Canada, the Netherlands and Argentina are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations on at least a monthly basis and the segregation of duties. In executing certain normal course monetary transactions, funds are transferred between the Company and its subsidiaries by way of wire transfer. These transactions would typically include the payment of applicable fees for services; reimbursement of costs incurred by the Company on behalf of the subsidiaries and Minera Exar; advances in the form of intercompany loans or equity contributions to subsidiaries and Minera Exar; repayment of interest and/or principal on intercompany loans; and the return of capital or payment of dividends from subsidiaries and investees. Capital structure and funding arrangements are established between the Company and the subsidiaries and investees, and intercompany loan agreements are established with defined terms and conditions. Where regulatory conditions exist in the form of exchange controls, all necessary approvals are obtained in advance of the proposed transactions.

From time to time, Minera Exar uses the funds received by way of wire transfer in a bank account outside Argentina to acquire marketable securities outside Argentina, transfer such securities into Argentina, and then sell the securities in Argentina in exchange for local currency, thus accessing a higher implicit exchange rate than the exchange rate that would be applicable to wire transfers directly into a bank account opened with an Argentinean bank. As the process to acquire, transfer and ultimately sell the marketable securities may occur over several days, including a mandatory holding period required by Argentinean regulations, some fluctuations are expected.

Managing Cultural Differences

Differences in cultures and practices between Canada and Argentina are addressed by employing competent staff in Canada and Argentina who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in that jurisdiction and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements. Additional training is provided as needed to new staff who will be working closely with the counterparts in Argentina.

Transactions with Related Parties

In addition to the co-ownership arrangement in the Caucharí-Olaroz Project with Ganfeng, the Company has one substantive related party relationship in respect of its co-ownership interest in Minera Exar. This is the Los Boros Option Agreement that Minera Exar entered into with a counterparty that is a company in which Franco Mignacco holds a material interest. Mr. Mignacco is a director of the Company, as well as the President of Minera Exar. The current business arrangements concerning the Los Boros Option Agreement were negotiated in 2016 by the Company and SQM on an arm’s length basis with the agreement counterparty. For further information please see “Description of the Business – The Caucharí-Olaroz Project – Property Description, Location and Access” and “Interest of Management and Others in Material Transactions”. Minera Exar has also retained Magna Construcciones S.R.L., a company in which Franco

Annual Information Form 2021

Mignacco holds an interest, as well as a consortium of companies in which Magna Construcciones S.R.L. owns a 49% interest, to conduct certain construction and operations-related services for the Caucharí-Olaroz Project. Magna Construcciones SRL in joint venture with Excon Construcciones Ltda, has also been contracted to harvest the salt content to be deposited in the ponds under a five-year contract for a total amount of approximately US$94 million. Selection of the provider resulted from a lengthy tender process where Magna Construcciones SRL and Excon Construcciones SRL were selected based on an objective evaluation of the bid criteria for each of the bidders, including pricing, along with prior salt harvesting experience at a similar scale as that required for the project, the efficacy of each bidder’s workplan proposal, and past performance in delivering services for the project. All material transactions and contracts with related parties are reviewed and approved by the Audit Committee and Risk of the Company.

Records Management of the Company’s Subsidiaries

The original minute books and corporate records of each of the Company’s subsidiaries are kept at each subsidiary’s respective registered office. Company management and the Board have full access to these records.

Risk Factors

An investment in the Company’s securities should be considered as highly speculative given the current stage of the Company’s business and development. Such an investment is subject to a number of risks at any given time. Below is a description of the principal risk factors affecting the Company. The risk factors set out below are not exhaustive and do not include risks the Company deems to be immaterial; however, even an immaterial risk has the potential to have a material adverse effect on the Company’s financial condition, operating results, business or future prospects. Investors should carefully consider these risk factors, many of which are beyond the Company’s control, together with other information set out in this AIF before investing in the Company’s securities.

The following are risk factors that the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply.

Risks Related to Resource Development

Caucharí-Olaroz Project Commercial Production Risk

The Company and Ganfeng continue to actively oversee Minera Exar’s advancement of the construction, procurement and engineering at the Caucharí-Olaroz Project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, commissioning and mine start-up. Most, if not all, projects of this kind suffer delays during these periods due to numerous factors, including late delivery of supplies and equipment, skilled labour shortages, adverse weather conditions, equipment failures, design or engineering failures, delays in delivery of funding, the rate at which expenditures are incurred, scheduling delays, and delays in obtaining the required permits or approvals. Many of these risks are described in further detail in other risk factors in this AIF. Any of these factors could result in changes to economic returns or cash flow estimates of the project or have other negative financial implications. There is no assurance that the Caucharí-Olaroz Project will commence commercial production on schedule, or at all, or that Minera Exar’s activities will result in profitable mining operations. If the Company is unable to develop the Caucharí-Olaroz Project into a commercial operating mine, its business and financial condition will be materially adversely affected.

Annual Information Form 2021

Further, the Caucharí-Olaroz Project is designed to produce battery-grade lithium carbonate. This requires sensitive chemical processing that can be difficult to produce on a commercial scale and involves additional complexities compared to the commissioning process for other types of mineral production operations. There are substantial price differentials for lithium products that meet battery-grade specifications and those that do not. If Minera Exar is unable to commercially produce lithium carbonate to a purity and performance level that meets battery-grade specifications, a reduction in revenues is expected as the pricing for non-battery grade lithium is generally lower as compared to battery-grade products.

Caucharí-Olaroz Construction Risk

The Caucharí-Olaroz Project is under construction. Construction timelines and costs are subject to a significant amount of variance due to a number of different factors, including, but not limited to, the availability of labour, supplies and equipment, the performance of suppliers and contractors, changes to designs or construction plans, weather conditions, any workforce accommodations, shipping delays, and the timing for permitting and other government approvals. Many of these risks are described in further detail in other risk factors in this AIF. Minera Exar has experienced delays in the scheduled construction completion date of the Caucharí-Olaroz Project and there is a risk that it may do so again. In addition, costs of construction are dependent on the accuracy of prior estimates, and are prone to cost overruns. Minera Exar has increased the capital expenditure estimate for construction of the Caucharí-Olaroz Project and there is a risk of future increases as Minera Exar nears the final stages of construction. Changes to construction timelines and costs could have a significant effect on the financial prospects of the Caucharí-Olaroz Project and the Company.

Caucharí-Olaroz Operations Risk

The Caucharí-Olaroz Project is located at 3,800 m above sea level, and its process relies on natural phenomena for the concentration of the brine. Natural seasonal variation in climactic conditions can result in brine composition changes, and the productivity of the concentration process. Careful management through on-going monitoring of current conditions and forecasting based on historic data and ranges is used to manage the impact of seasonality and climate change on brine concentration levels.

The production operation requires multiple specialized functions and management of operating risk for the successful first-start, operation and maintenance of the site. Pond harvesting operations will allow for continued operations of the ponds and improved recovery but can result in damage to the pond systems. The lithium carbonate plant uses flammable solvents and natural gas for certain utilities and process operations. The risks associated with utilities and processing methods could result in loss of operating volume. The initial start up of operations at site has an elevated risk versus normal operations. Additional support from equipment vendors, specialists, operating reviews and first-response training are being used to manage that risk, nevertheless to the extent that these risks are realized it would result in decreased performance of the project and reduce the financial return from the operation.

Thacker Pass Project Development Risk

The Company is working on additional steps to optimize the Thacker Pass Project and update its assessment of the project’s financial viability as part of its preparation of a proposed feasibility study. These considerations depend on multiple factors, including: the attributes of the deposit, such as size and grade; proximity to available infrastructure; economics for new infrastructure; market conditions for battery-grade lithium products; processing methods and costs; and government permitting and regulations. The Company has undertaken a substantial amount of preparatory work, testing and analysis on the Thacker Pass Project since it filed the PFS in 2018. This work has resulted in numerous adjustments to the development and operating plans set out in the PFS, as the Company has refined its understanding of the project. This factor,

Annual Information Form 2021

combined with the impact of market and economic factors since the PFS was filed in 2018, means that the feasibility study will include substantive changes to the project engineering and design, process chemistry, mine plan, estimates of capital and operating costs, and estimated economic return compared to those set out in the PFS. It is expected that there will be a material increase in capital expenditures compared to that set forth in the PFS, along with significant increases in operating costs.

As part of the work to prepare the feasibility study, the process chemistry and parameters of a potential mine development plan will be tested by a new integrated process testing facility expected to be in operation in Q2 2022. The integrated process testing facility will support ongoing optimization work for the Thacker Pass Project, confirm certain assumptions in the design and operational parameters and provide product samples for potential customers. The work to refine the process chemistry and optimize the mine development plan for the feasibility study could result in a substantial change in the financial viability of the project. Even if the feasibility study continues to support a commercially viable project, there are many additional factors that could impact the project’s development, including terms and availability of financing, cost overruns, litigation or administrative appeals concerning the project, delays in development, and any permitting changes, among other factors. The Thacker Pass Project is also subject to the development and operational risks described elsewhere in this AIF. Accordingly, there can be no assurance that the Company will complete development of the Thacker Pass Project. If the Company is unable to develop the Thacker Pass Project into a commercial operating mine, its business and financial condition could be materially adversely affected.

Product Price Risk

The ability to generate profitable operations on the Caucharí-Olaroz Project and the Thacker Pass Project, if and to the extent the projects are developed and enter commercial operation, will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. The market price of these products fluctuates widely and is affected by numerous factors beyond the Company’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, government policy and laws, interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. Furthermore, the price of lithium products is significantly affected by their purity and performance, and by the specifications of end-user battery manufacturers. If the products produced from the Company’s projects do not meet battery-grade quality and/or do not meet customer specifications, pricing will be reduced from that expected for battery-grade product. In turn, the availability of customers may also decrease. The Company may not be able to effectively mitigate against pricing risks for its products. Depressed pricing for the Company’s products will affect the level of revenues expected to be generated by the Company, which in turn could affect the value of the Company, its share price and the potential value of its properties.

Pandemic Risks

The Company is reliant on people, including its managers, employees, contractors and external consultants in all aspects of its operations. As such, the effects of health emergencies and pandemics such as the global COVID-19 pandemic could have a material adverse effect on the Company’s operations. The advancement of the Company’s development-stage projects has been impacted by the COVID-19 pandemic, which continues to create uncertainties as new variants emerge. Although the Company has developed a business continuity plan to continue operations in Canada, the United States and Argentina, the Company may be faced with declines in workforce availability from time to time as a result of changing conditions stemming from the fluidity of the COVID-19 pandemic. The same is true of other health emergencies that may emerge from time to time. This may have a negative impact on productivity, projected timelines and costs to develop our projects.

Annual Information Form 2021

The spread of COVID-19 has resulted in tightening and loosening of government controls, declarations of states of emergency, travel bans, limitations and restrictions on commercial activity, and temporary business closures. Such conditions along with the effects of illness on our workforce have periodically had a negative impact on productivity at the Company’s operations, as on site capacity limitations were put in place at our offices and project sites and some parts of the workforce transitioned to working from home.

In 2021, COVID-19 impacted the construction program for the Caucharí-Olaroz Project and has delayed the completion timeline for the project, with construction continuing to advance and commissioning expected to commence in the second half of 2022. This is due in part to reduced output resulting from enhanced safety protocols, reduced capacity on site, and procurement delays caused by global supply chain disruptions. There is a risk that these and other factors related to COVID-19 such as resurgences and new variants, may continue to affect the Company’s operations, including the timeline for completion of the Caucharí-Olaroz Project and commencement of commercial production.

The spread of COVID-19 has adversely affected and may have further adverse effects on the Company’s performance, as well as its ability to successfully execute its operations, business strategies and initiatives. The full extent to which COVID-19 impacts the Company’s business, operations, financial position, results of operations and prospects is highly uncertain and will depend on numerous evolving factors that the Company may be unable to accurately predict or assess, including, but not limited to, the severity, extent and duration of the pandemic or any resurgences in the future, the effectiveness of vaccination and booster shot campaigns around the globe, the impacts of ongoing supply chain disruptions, inflationary pressures and changing economic conditions, and the continued governmental, business and individual actions taken in response to the pandemic. Impacts related to COVID-19 are expected to continue to pose risks to the Company’s business for the foreseeable future, heighten many of the other risks and uncertainties identified in this AIF, and could have a material adverse impact on the Company’s business, operations, financial position, results of operations or prospects in a manner that is difficult to predict.

Co-Ownership Risks

The Company holds a 44.8% interest in the Caucharí-Olaroz Project, which it co-owns with Ganfeng who holds a 46.7% interest, with JEMSE holding an 8.5% interest. This arrangement is subject to the risks normally associated with the conduct of joint ownership structures. These include the following: disagreements between the parties as to project development and operating matters; the inability of any or both parties to meet contractual obligations under the relevant agreements, such as funding requirements, or to third parties; and disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters. The occurrence of any such matters could have a material adverse impact on the Company and the viability of its interests in the Caucharí-Olaroz Project, Minera Exar, the operating company for the Caucharí-Olaroz Project, and other subsidiaries through which the Company holds and funds its interest in the project. This in turn could have a material adverse impact on the Company’s business prospects, results of operations and financial condition.

As a result of closing the 2020 Cauchari Transaction, the Company holds a minority interest in the Caucharí-Olaroz Project relative to Ganfeng. Although the Company reached an agreement with Ganfeng for fulsome minority protections under the Amended Shareholders Agreement such that various significant business decisions will require the Company’s consent, there may be circumstances where Ganfeng could make decisions that the Company disagrees with, or that could materially adversely affect the Company. In addition, the JEMSE acquired an 8.5% interest in the project pursuant to the JEMSE Option Agreement in April 2021, which increased the potential risks relating to the co-ownership arrangement on the Caucharí-Olaroz Project.

Annual Information Form 2021

The Company is investigating options to finance its Thacker Pass Project, which include a potential partnership. To the extent that the Company completes any such partnership transaction, the arrangements with that partner will also be subject to all of the risks relating to joint ownership arrangements, similar to those set out above regarding the Caucharí-Olaroz Project.

Lithium Market Growth Uncertainty

The development of lithium operations at the Caucharí-Olaroz Project and the Thacker Pass Project is highly dependent upon the currently projected demand for and uses of lithium-based end products. This includes lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the projects, their potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company. In addition, as a commodity, lithium market demand is subject to the substitution effect in which end-users adopt an alternate commodity as a response to supply constraints or increases in market pricing. To the extent that these factors arise in the market for lithium, it could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on the Company and its projects.

Acquisitions, Integration and Dispositions Risks

From time to time the Company examines opportunities to acquire and/or develop new lithium projects, assets and businesses, including the recent acquisition of Millennial Lithium. Any acquisition and/or development that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, geological, integration and regulatory risks. The Company’s success in its acquisition and/or development activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition or development, and integrate the acquired operations successfully with those of the Company.

Any acquisitions and/or developments would be accompanied by risks, including the particular attributes of the Mineral Resources and Mineral Reserves and the political, regulatory, design, construction, labour, operating, technical, and technological risks associated with the acquisition target, as well as uncertainties relating to the availability and cost of capital, future lithium prices, foreign currency rates. Furthermore, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio, available Mineral Resources and Mineral Reserves may prove to be below expectations, the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization, the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors, and the acquired business or assets may have unknown liabilities which may be significant. The integration of acquired businesses may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters.

In the event that the Company chooses to raise debt capital to finance any such acquisition or development, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition or development, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition or development with its existing resources, which will limit the Company’s ability to invest such resources in its existing business.

Annual Information Form 2021

There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or developments.

As a result of its acquisitions, the Company has assumed liabilities and risks. While the Company conducts due diligence with respect to acquisitions of businesses and assets, there may be liabilities or risks, including liabilities related to the prior operation of the business acquired, that the Company failed, or was unable, to discover in the course of performing its due diligence investigations, which may be significant. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition and results of operations.

If the Company decides to sell certain assets or projects, it may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of its strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact the Company’s ability to complete proposed dispositions. Alternatively, the Company may dispose of a business at a price or on terms that are less than it had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, the Company may be subject to necessary regulatory and governmental approvals on acceptable terms as well as satisfaction of pre-closing conditions, which may prevent the Company from completing the transaction. Dispositions may impact the Company’s production, mineral reserves and resources and its future growth and financial conditions. Despite the disposition of divested businesses, the Company may continue to be held responsible for actions taken while it controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside the Company’s control could affect its future financial results.

Permitting Risks

Although the Company has obtained all key permits for the Thacker Pass Project and the Caucharí-Olaroz Project for an initial stage of development of those projects, there can be no certainty that current permits will be maintained, permitting changes such as changes to the mine plan or increases to planned capacity will be approved, or additional local, state or provincial permits or approvals required to carry out development and production at the Caucharí-Olaroz Project and Thacker Pass Project will be obtained, projected timelines for permitting decisions to be made will be met, or the projected costs of permitting will be accurate.

In addition, there is the risk that existing permits will be subject to challenges of regulatory administrative process, and similar litigation and appeal processes. A current challenge regarding the administrative process conducted by the BLM to grant the Thacker Pass ROD is currently underway in federal court in the United States, the outcome of which is not expected until Q3 2022, and a regulatory appeal of a state environmental Water Pollution Control Permit was recently filed. Litigation and regulatory review processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines of the Company’s projects and consequently have a material adverse effect on the Company’s prospects and business.

Novel Deposit Risk

The processes contemplated by the Company for production of lithium carbonate from a sedimentary deposit such as that of the Thacker Pass Project have not yet been demonstrated at commercial scale. To mitigate this risk, the Company is developing a new integrated process testing facility in Reno, Nevada to test the process chemistry. However, there are risks that such testing will not demonstrate the process

Annual Information Form 2021

chemistry or if it is demonstrated that it will not be demonstrated at scale, efficiencies of recovery and throughout capacity will not be met, or that scaled production will not be cost effective. In addition, the novel nature of the deposit could result in unforeseen costs, additional changes to the process chemistry and engineering, and other unforeseen circumstances that could result in additional delays to develop the project or increased capital or operating costs from those estimated in the Thacker Pass TR, which could have a material adverse effect on the development of the Thacker Pass Project.

Geopolitical Factors

The Company’s business is international in scope, with its incorporating jurisdiction and head office located in Canada, its projects located in Argentina and the United States, its interests in the projects held through intermediary jurisdictions and with Ganfeng, its joint venture partner for the Caucharí-Olaroz Project and a significant shareholder of the Company, based in China. In recent years there has been a substantial increase in political tensions among many jurisdictions, including between the United States and China. This political tension is particularly acute in respect of lithium, which has been identified as a ‘critical mineral’ in these jurisdictions and is the subject of increasingly active industrial policy. There is a risk that the Company’s connection to conflicting jurisdictions will have a negative impact on its ability to advance its business, including becoming subject to restrictions arising from industrial policies, a reduced ability to obtain financing and impediments to obtaining government approvals, all of which could have a material adverse impact on the Company.

Conflict in Ukraine and International Response

The recent outbreak of hostilities in Ukraine, and the accompanying international response including economic sanctions, has been extremely disruptive to the world economy, with increased volatility in commodity markets, including higher oil and gasoline prices, international trade and financial markets, all of which have a trickle-down effect on supply chains, equipment and construction. There is substantial uncertainty about the extent to which this conflict will continue to impact economic and financial affairs, as the numerous issues arising from the conflict are in flux and there is the potential for escalation of the conflict both within Europe and globally. There is a risk of substantial market and financial turmoil arising from the conflict which could have a material adverse effect on the economics of the Company’s projects, and the Company’s ability to operate its business and advance project development.

Project Management Risks

The Company is concurrently overseeing the advancement of two major lithium projects, including the Company’s wholly-owned Thacker Pass Project that is in the development planning stage, with a focus on work to prepare a feasibility study, and the co-owned Caucharí-Olaroz Project, which is under construction and that the Company’s management oversees through its participation on the Minera Exar Shareholders Committee. The Company will also prepare a development plan for the recently acquired Pastos Grandes Project in Argentina. Work to advance these projects requires the dedication of considerable time and resources by the Company and its management team. The advancement of several major resource projects concurrently brings with it the associated risk of strains arising on managerial, human and other resources. The Company’s ability to successfully manage each of these processes will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and successfully retain personnel and recruit new personnel to support its growth and the advancement of its projects.

Annual Information Form 2021

Project Funding Risk

The Company wholly-owns a mineral property in the United States. The Company also has property interests in Argentina, through its co-ownership interest in Minera Exar and the acquisition of mineral properties held by Millennial Lithium, exposing it to the laws governing the mining industry in those countries. The co-ownership arrangement for the Caucharí-Olaroz Project is with Ganfeng, exposing it to the laws, regulations, policies and other directives governing investments, capital lending and other financial activities by Chinese entities. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company (and in respect of Caucharí-Olaroz, Ganfeng) operates, or towards such political jurisdictions, may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures at its projects. Regardless of the economic viability of the properties in which the Company holds interests, and despite being beyond the Company’s control, such political changes could have a substantive impact on the Company that may prevent or restrict mining of some or all of any deposits on the Company’s properties, including the financial results therefrom.

Emerging Market Risks

The Company’s 44.8% interest in Minera Exar and its recently acquired Pastos Grandes Project expose it to risks associated with operating in an emerging market such as Argentina. Investments in emerging markets generally pose a greater degree of risk than investments in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. The Company’s 44.8% interest in Minera Exar exposes it to heightened risks related to prevailing political and socioeconomic conditions in Argentina, which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest; violent crime; civil disturbance; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction. As an example, in May 2012, a previous government of Argentina re-nationalized YPF, the country’s largest oil and gas company. There can be no assurance that further nationalizations of private businesses operating in the country will not occur. The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

Argentinean regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards. In addition to factors such as those listed above, the Company’s development and potential future mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety. Such risks are more acute with the election of President Alberto Fernandez in 2019. In September 2019, the government of Argentina introduced a series of capital controls and foreign exchange regulations. To date, these controls and regulations have included, but are not limited to, requirements for proceeds of exports to be repatriated at the applicable exchange rate; restrictions on payments of dividends without the approval of the Central Bank of Argentina; and restrictions on debt from foreign lenders, unless such debt is brought into Argentina at the applicable exchange rate. Such existing controls could be increased or expanded from time to time, or new, more onerous regulations could be introduced at any time. Historically, such capital controls and foreign exchange regulations have had broad impact, including limitations on imports, and at times, nationalization of privately-held businesses. Regardless of the economic viability of the properties in which the Company holds an interest, and despite being beyond the Company’s control, such factors thus may prevent or restrict mining of some or all of any deposits which the Company may find on its properties.

Annual Information Form 2021

Government authorities in emerging market countries often have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licences, sudden and unexpected tax audits, forced liquidation, criminal prosecutions and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, any such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Companies operating in emerging markets are subject from time to time to the illegal activities of others, corruption or claims of illegal activities. Often in these markets the bribery of officials remains common, relative to developed markets. Social instability caused by criminal activity and corruption could increase support for renewed central authority, nationalism or violence and thus materially adversely affect the Company’s ability to conduct its business effectively. Such activities have not had a significant effect on the Company’s operations to date; however, there can be no assurance that they will not in the future, in which case regulators could potentially restrict the Company’s operations or business, which could impact its financial condition, results of operations and future prospects. The Company’s value and share price could also be adversely affected by the illegal activities of others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

To manage the economic, political, legal, or social risks of operating in an emerging market, the Company continuously monitors the aforementioned factors by means of local management who also receive support from external service providers with relevant expertise and experience while dealing with these risks. Furthermore, the Board and the Company receive regular updates from local management and have an oversight role in order to ensure that these potential risks are efficiently addressed. Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, fiscal, economic and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved in an investment in the Company and must decide for themselves whether, in light of these risks, their investment is appropriate. Generally investing in emerging markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

No History of Mining Operations

The Company is in the process of completing construction of its first resource development project, and has no prior history of completing the development of a mining project or conducting mining operations. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. While certain members of management have mining development and operational experience, the Company does not have any such experience as a collective organization. As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a proven history.

Risks of New Development and Mining Operations

The Company is and will continue to be subject to all risks inherent with establishing new mining operations including: the time and costs of construction of mining and processing facilities and related infrastructure; the availability and costs of skilled labour and mining equipment and supplies; the need to obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of the receipt of those approvals, licenses and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in

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construction and operating costs due to various factors, including changes in the costs of fuel, power, labour, contractors, materials, supplies and equipment.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, commissioning and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

Risks of Cost Estimations and Negative Operating Cash Flows

Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the Company’s current estimates, and there can be no assurance that the Company’s actual capital, operating and other costs will not be higher than currently anticipated. The Company’s actual costs and production may vary from estimates for a variety of reasons, including, but not limited to: lack of availability of resources or necessary supplies or equipment; inflationary pressures flowing from global supply chain shortages and increased transportation costs due to the ongoing global COVID-19 pandemic, which in turn are causing increased costs for supplies and equipment; increasing labour and personnel costs; unexpected construction or operating problems; cost overruns; lower than expected realized lithium prices; lower than expected ore grade; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures (such as those that would reduce the effective return of previous payments made by the Company related to Value Added Tax) and interest and currency exchange rates. Many of these factors are beyond the Company’s control and could have a material effect on the Company’s operating cash flow, including the Company’s ability to service its indebtedness.

Operating Risks

The Company’s operations are subject to all of the hazards and risks normally incidental to the exploration for, and the development and operation of, mineral properties. The Company has implemented comprehensive health and safety measures designed to comply with government regulations and protect the health and safety of the Company’s workforce in all areas of its business. The Company also strives to comply with environmental regulations in its operations. Nonetheless, mineral exploration, development and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, shortages of water, explosions, releases of hazardous materials, deleterious elements materializing in mined resources, tailings impoundment failures, cave-ins, slope and embankment failures, landslides, earthquakes, industrial accidents and explosions, protests and other security issues, and the inability to obtain adequate machinery, equipment or labour due to shortages, strikes or public health issues such as pandemics, are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

There are also operational risks particular to production levels at the Caucharí-Olaroz Project. Similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume or grade-based estimates. In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow. A possible analogy in solid rock deposits may

Annual Information Form 2021

be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials. As such, actual production from brine-recovery projects may be less than in situ grades or quantities. Similarly for the Thacker Pass Project, ore grade or type (i.e. smectite vs. illite) may be lower quality than expected, which may result in actual production levels being lower than nameplate capacity.

Risks from Changing Regulations and Laws

Changes to government laws and regulations may affect the development of the Caucharí-Olaroz Project and Thacker Pass Project. Such changes could include laws relating to taxation, royalties, the repatriation of profits, restrictions on production, export controls, environmental, biodiversity and ecological compliance, mine development and operations, mine safety, permitting and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province, and there are Argentinean provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. The Company believes the current provincial governments of Jujuy Province, where the Caucharí-Olaroz Project is situated, and of Salta Province, where the Pastos Grandes Project is located, are supportive of the exploration and mining industry generally, and the Caucharí-Olaroz Project and Pastos Grandes Project in particular. JEMSE, the Jujuy government’s mining company, acquired an 8.5% equity interest in Minera Exar in April 2021 pursuant to the JEMSE Option Agreement, and is to pay for this interest from future dividends payable to JEMSE by Minera Exar. The JEMSE 8.5% interest fulfils an obligation on lithium projects to contribute to the general development of the Province of Jujuy, which is required by Province of Jujuy Decree-Agreement 7592 and ancillary provincial regulations. Nevertheless, the political climate for mineral development can change quickly, and there is no assurance that such sentiments will continue in the future.

Environmental Risks and Regulations

The Company must comply with stringent environmental regulation in the United States and Argentina. Such regulations relate to many aspects of the Company’s project operations, including but not limited to water usage and water quality, air quality and emissions, reclamation requirements, biodiversity such as impacts on flora and fauna, disposal of any hazardous substances and waste, tailings management and other environmental impacts associated with its development and proposed operating activities.

Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require enhanced public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. No assurance can be given that new environmental laws and regulations will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail the Company’s development programs. Such changes in environmental laws and regulations and associated regulatory requirements could delay and/or increase the cost of exploration and development of the Caucharí-Olaroz Project and the Thacker Pass Project.

Tailings are a potential environmental risk for the Company as it moves toward production. Tailings are the materials remaining after a target mineral, such as lithium, is extracted from the ore. Tailings management is subject to regulatory requirements and industry best practice standards, as there are a number of environmental risks and water usage requirements associated with them. Given the locations of the properties under development, which are in arid, generally flat, and less populated regions of Nevada and Argentina, and the design of the mine plans and processes to manage waste and water for the Thacker Pass Project and the Caucharí-Olaroz Project, the Company believes that many of the risks associated

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with tailings management will be mitigated for the projects. At the Caucharí-Olaroz Project, the tailings consist of salt harvested from the evaporation ponds and process facility. These salts are dry from the harvesting process and the plant process. Tailings generated at the Caucharí-Olaroz Project and the Thacker Pass Project will be filtered and dry-stacked, which generally has fewer risks and environmental impacts than other tailings management methods. Nonetheless, risks associated with tailings cannot be completely eliminated. Certain risks such as the potential failure of water diversion and water impoundment structures, a weather event exceeding the capacities of water diversion and water impoundment structures, and the failure of the dry-stack impoundments, will continue to exist. The occurrence of any of these events, some of which are heightened risks given the potential effects of climate change, could result in significant impacts to property and the environment. This in turn could restrict operations, result in additional remediation and compliance costs, trigger investigations by regulatory authorities, and have a material adverse effect on the Company’s planned operations and financial condition.

The Company has completed previous mining for small amounts of clay on a portion of the lands comprising the Thacker Pass property in connection with its former organoclay business, which had an environmental impact on the property. Although the Company has completed reclamation work on the property to address such environmental impacts, there can be no assurance that additional environmental liability will not arise in the future.

Insurance Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, risks related to operational and environmental incidents may occur. Although the Company maintains insurance to protect against certain risks associated with its business, insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. The Company may also elect not to obtain insurance for other reasons. Insurance policies maintained by the Company may not be adequate to cover the full costs of actual liabilities incurred by the Company, or may not be continued by insurers for reasons not solely within the Company’s control. The Company maintains liability insurance in accordance with industry standards. However, losses from uninsured and underinsured liabilities have the potential to materially affect the Company’s financial position and prospects.

Mineral Tenure Risk

The U.S. Mining Act and other federal and state laws govern the Company’s ability to develop, mine and process the minerals on the unpatented mining claims that form the Thacker Pass Project, which are locatable under the U.S. Mining Act. There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Company cannot guarantee that the validity of its unpatented mining claims will not be contested by the United States. A successful contest of the unpatented mining claims could result in the Company being unable to develop minerals on the contested unpatented mining claims or being unable to exercise its rights as the owner or locater of the unpatented mining claims.

The Company must apply for and obtain approvals and permits from federal and state agencies to conduct exploration, development and mining on its properties. Although the Company has applied for and has received, or anticipates receipt of, such approvals and permits, there is no assurance that the Company’s rights under them will not be affected by legislation or amendment of regulations governing the approvals and permits, or that applicable government agencies will not seek to revoke or significantly alter the

Annual Information Form 2021

conditions of the applicable exploration and mining approvals or permits, or that they will not be challenged or impugned by third parties.

Risks of Competitive Industry

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may be in a position to compete for such resources and capital more effectively than the Company.

Competition is also intense for mining equipment, supplies, qualified service providers and personnel in all jurisdictions where the Company operates. If qualified expertise cannot be sourced and at cost effective rates in Argentina, Canada and the United States, the Company may need to procure those services elsewhere, which could result in additional delays and higher costs to obtain work permits, particularly in Argentina and during the global COVID-19 pandemic.

As a result of such competition, the Company may be unable to maintain or acquire financing, retain existing personnel or hire new personnel, or maintain or acquire technical or other resources, supplies or equipment, all on terms it considers acceptable to complete the development of its projects.

Health and Safety Risks

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements remains material to the Company’s business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on the Company’s reputation, operations and future prospects.

Mineral Resource and Mineral Reserve Estimation Risks

Mineral Resources and Mineral Reserves figures disclosed in this AIF are estimates only. Estimated tonnages and grades may not be achieved if the projects are brought into production; differences in grades and tonnage could be material; and, estimated levels of recovery may not be realized. The estimation of Mineral Resources and Mineral Reserves carries with it many inherent uncertainties, of which many are outside the control of the Company. Estimation is by its very nature a subjective process, which is based on the quality and quantity of available data, engineering assumptions, geological interpretation and judgements used in the engineering and estimation processes. Estimates may also need to be revised based on changes to underlying assumptions, such as commodity prices, drilling results, metallurgical testing, production, and changes to mine plans of operation. Any material decrease in estimates of Mineral Resources or Mineral Reserves, or an inability to extract Mineral Reserves could have a material adverse effect on the Company, its business, results of operations and financial position.

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Any estimates of Inferred Mineral Resources included in this AIF are also subject to a high degree of uncertainty, and may require a significant amount of exploration work in order to determine if they can be upgraded to a higher category.

Project Opposition Risks

The Caucharí-Olaroz Project, the Thacker Pass Project and the Pastos Grandes Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. Substantial opposition to any of the Company’s mining projects could result in delays to developments or plans, or prevent the project from proceeding at all, despite the commercial viability of the project.

Lack of Water Management Regulations for the Cauchari and Olaroz Salt Lakes

The salt lakes on which the Company’s Caucharí-Olaroz Project is situated, and other salt lakes at which the Company holds mining and exploration permits in Argentina, are not subject to brine management regulations, more specifically being general unitization or reservoir management rules. Unitization is the joint, coordinated operation of a reservoir by all owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” has the potential to result in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour.

As a result, the brine management regulations on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production in Argentina. Minera Exar and Sales de Jujuy S.A. (a subsidiary of Orocobre Limited) have entered into a joint operating protocol for the Olaroz and Cauchari Salt Flats designed to coordinate the parties’ activities in the area. The protocol has since been submitted to the applicable regulatory authority in the Province of Jujuy for approval as required by the parties’ respective environmental permits.

Water management regulations are in place in Nevada where the Thacker Pass Project is located. As such, the Company must obtain sufficient water rights to support the proposed mining operations for the project. The processing facility at Thacker Pass has been designed to lower the use of water to the extent possible by incorporating recycling technologies. An application is in progress for the transfer of existing and optioned water rights from third parties that are expected to be sufficient to support planned operations. However, going forward, availability of water and at cost effective pricing may become of increasing importance to the Company’s operations and prospects, a risk that may be heightened by the potential effects of climate change and could have a material adverse effect on the Company’s business.

Surface Access Risks

Minera Exar has entered into agreements with local aboriginal communities for surface access rights to the exploitation areas of the Caucharí-Olaroz Project. Should any of the aboriginal communities decide not to honour such agreements, Minera Exar would be required to enforce its statutory access rights under the provisions of the Mining Code of Argentina; however, this would be a potentially disruptive and costly process. To date, there are settled agreements in place, which allow for construction and development of the Caucharí-Olaroz Project, with all communities in the exploitation area necessary for gas and water pipeline construction and easements. Any non-adherence to the terms of such agreements by a contractual counterparty or failure to maintain existing agreements or to enter into any new, necessary agreements could impact the time and costs to develop the Caucharí-Olaroz Project. For Thacker Pass, the inability to maintain or reach new surface access agreements with local communities could similarly have a material

Annual Information Form 2021

effect on project permitting. All of this has the potential to have a material effect on the projects, the Company’s operations and its financial prospects.

Climate Change Risks

The introduction of climate change legislation is an increasing focus of various levels of government worldwide, with emissions regulations and reporting regimes being enacted or enhanced, and energy efficiency requirements becoming increasingly stringent. As a development stage company with a focus on lithium production, the Company is committed to developing its business with a view to contributing to the low carbon economy. To that end, the Company is incorporating low carbon emissions in the design of its facilities under development at both the Caucharí-Olaroz Project and the Thacker Pass Project. This includes incorporating sustainable energy sources and minimizing the use of non-renewable sources of energy to the extent that renewable sources are available with sufficient capacity, at cost effective pricing and that are complementary to the facilities and site design. However, the use of such low carbon technologies may be more costly in certain instances than non-renewable options in the near-term, or may result in higher design costs, long-term maintenance costs or replacement costs. Additionally, if the trend toward increasing regulations continues, the Company may face increasing operating costs at its projects to comply with these changing regulations.

Climate change risks also extend to the physical risks of climate change. These include risks of lower rainfall levels, reduction in water availability or water shortages, extreme weather events, changing temperatures, increased snowpacks, changing sea levels and shortages of resources. These physical risks of climate change could have a negative effect on the Company’s project sites, access to local infrastructure and resources, and the health and safety of employees and contractors at the Company’s operations. In addition, as the Caucharí-Olaroz Project is dependent on water for production, any decrease in brine water in the region could have a material adverse effect on production levels once the project begins production. The occurrence of such events is difficult to predict and develop a response plan for that will effectively address all potential scenarios. Although the Company has attempted to design project facilities to address certain climate related risks, the potential exists for these measures to be insufficient in the face of unpredictable climate related events. As such, climate related events have the potential to have a material adverse effect on the Company’s operations and prospects.

Risks related to increasing climate change related litigation is another potential risk factor that may impact the Company’s future prospects, after production begins at each of the Company’s projects. Until then, the Company views the risk of occurrence of such litigation as being low.

Risks Related to Our Business and Securities

Risk of Future Losses and Lack of Profitability

The Company’s ability to continue as a going concern is dependent upon its ability to generate profits from its proposed mining operations, or to raise capital through equity or debt financing to continue to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern may be dependent on raising additional funds from time to time.

Risks of Existing Debt Financing

The Company is subject to substantive loan obligations pursuant to the Convertible Notes and the Indenture governing their issuance. Such loan obligations entail certain financial, operating and reporting covenants

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that the Company is required to comply with. Many such covenants may increase the Company’s administrative, legal and financial costs, and require certain permissions or approvals, or make certain activities more difficult, time-consuming or costly to engage in. This could result in increased demands on systems, resources and personnel.

The failure of the Company to comply with restrictions and covenants under its existing debt agreements, which may be affected by events beyond the Company's control, could result in a default under such agreements, which could result in accelerated repayments of amounts owing thereunder. Any acceleration may not be repayable by the Company based on current cash available, and may require a refinancing by the Company, which may not be secured on commercially reasonable terms or terms that are acceptable to the Company, if at all. Such a refinancing could have a material adverse effect on the Company's financial condition.

The Company believes it is sufficiently capitalized from recent equity financings to service its debt obligations. However, the Company may need to secure additional funding in the future until such time as it begins generating revenues. If the Company is unable to pay amounts owing as they become due, its lenders could proceed to realize against the Company’s assets used to secure the debt. Even if the Company is able to comply with all applicable covenants, restrictions on its ability to manage its business in its sole discretion could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that the Company believes may be beneficial to it and considerations regarding negotiations of priorities and cross-default provisions if additional debt financing is pursued.

Indebtedness owing under its loan obligations could have other significant consequences on the Company, including: (i) increasing the Company’s vulnerability to general adverse economic and industry conditions; (ii) requiring the Company to dedicate a substantial portion of its expected cash flow from planned operations to making interest and principal payments on its indebtedness, reducing the availability of the Company’s cash flow to fund capital expenditures, working capital and other general corporate purposes; (iii) limiting the Company’s flexibility in planning for, or reacting to, changes in its business; (iv) placing the Company at a competitive disadvantage compared with its competitors that have less debt or greater financial resources; and (v) limiting, including pursuant to any financial and other restrictive covenants in such indebtedness, the Company’s ability to, among other things, borrow additional funds or raise capital on commercially reasonable terms, if at all, enter into a reorganization, amalgamation, arrangement, merger or other similar transaction, make an investment in or otherwise acquire the property of another person, and materially amend or provide waivers or consents with respect to material contracts.

Thacker Pass Financing Risks

The Company has significant capital requirements associated with the development of its Thacker Pass Project, and will require additional financing to advance the project into construction as planned. Such financing may take the form of a partnership or joint venture or a royalty for the Thacker Pass Project, any of which would mean that each existing shareholder would own a smaller percentage of the Thacker Pass Project. The Company may also pursue additional equity or debt financing, which could have a dilutive effect on existing security holders if shares, options, warrants or other convertible securities are issued, or result in additional or more onerous restrictions on the Company’s business, and substantial interest and capital payments if new debt financing is obtained. The Company submitted a draft loan application to the U.S. Department of Energy as partial financing for the Thacker Pass Project, which, if granted, is not expected to have a dilutive effect but would result in the Company being more highly leveraged, which could have a material adverse effect on the Company’s future prospects if it is unable to satisfy its debt obligations as they become due.

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The ability of the Company to arrange additional financing for the Thacker Pass Project in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

Intellectual Property Risks

The Company relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also a risk that the Company’s competitors could independently develop similar technology, processes or know-how; that the Company’s trade secrets could be revealed to third parties; that any current or future patents, pending or granted, will be broad enough to protect the Company’s intellectual property rights; or, that foreign intellectual property laws will adequately protect such rights. The inability to protect the Company’s intellectual property could have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks of Relying on Consultants

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

Risk of No Dividends

The Company has not paid dividends on its Common Shares since incorporation, and currently has no ability to generate earnings as its mineral properties are in the exploration and development stage. If the Thacker Pass Project or the Caucharí-Olaroz Project is successfully developed, the Company anticipates that it will retain its earnings and other cash resources for future operations and the ongoing development of its business. As such, the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends.

Talent Risk

The Company highly values the contributions of its key personnel. The success of the Company continues to depend largely upon the performance of key officers, employees and consultants who have advanced the Company to its current stage of development and contributed to its potential for future growth. The market for qualified talent has become increasingly competitive during the COVID-19 pandemic, with shortages of qualified talent relative to the number of available opportunities being experienced in all markets where the Company conducts its operations. The ability to remain competitive by offering higher compensation packages and programs for growth and development of personnel, with a view to retaining existing talent and attracting new talent, has become increasingly important to the Company and its operations in the current climate. Any prolonged inability to retain key individuals, or to attract and retain

Annual Information Form 2021

new talent as the Company grows, could have a material adverse effect upon the Company’s growth potential and prospects.

Additionally, the Company has not purchased any “key-man” insurance for any of its directors, officers or key employees and currently has no plans to do so.

Currency Exchange Rate Risks

The Company transacts business primarily in U.S. dollars and Canadian dollars, and its 44.8%-owned Caucharí-Olaroz Project in Argentine pesos. Fluctuations in exchange rates between currencies may have a significant effect on the cash flows of the Company. The Company’s Thacker Pass Project is located in Nevada, and most costs related to project exploration and development are denominated in U.S. dollars. The Company’s 44.8%-owned Caucharí-Olaroz Project is located in Argentina, where certain costs are denominated in the Argentine peso, and others in U.S. dollars or linked to U.S. dollars. The Argentine peso has historically been subject to large devaluations and revaluations and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s results of operations, either positively or negatively. An appreciation of the Argentine peso compared to the U.S. dollar could make property expenditures more expensive for the Company, and conversely a depreciation could make such expenditures less expensive. While the Company does not engage in foreign exchange hedging, it holds a significant portion of its cash balance in U.S. dollars to allow it to satisfy its U.S. currency needs.

Risks of Legal Proceedings

The Company may be subject to a variety of regulatory requirements, and resulting investigations, claims, lawsuits and other proceedings in the ordinary course of its business, as a result of its status as a publicly traded company and because of its mining exploration and development business. Litigation related to environmental and climate change-related matters, and ESG disclosure is also on the rise. The occurrence and outcome of any legal proceedings cannot be predicted with any reasonable degree of certainty due to the inherently uncertain nature of litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defence and settlement costs of legal claims can be substantial, even with respect to claims that are determined to have little or no merit.

Litigation may be costly and time-consuming, and can divert the attention of management and key personnel away from day-to-day business operations. The Company and its projects are, from time-to-time, subject to legal proceedings or the threat of legal proceedings, including an appeal filed in Federal Court in Nevada against the BLM to appeal the ROD issued for the Thacker Pass Project and a regulatory administrative challenge filed to the Water Pollution Control Permit. Please see “Description of the Business – Thacker Pass Project” for further details. At this time, the Company is not involved in any litigation or regulatory process that is expected to have a material adverse effect on its business, projects or operations. If any substantive claims were to arise in the future or the scope of existing claims were to be reassessed as to their materiality, and the Company were to be unsuccessful in defending any such claims against it, or unable to settle claims on a satisfactory basis, the Company may be faced with significant monetary damages, injunctive relief or other negative impacts that could have a material adverse effect on the Company’s business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be determinable, and it may not be possible to accurately predict the outcome or quantum of any such proceedings at a given time.

Annual Information Form 2021

Risks of Conflicts of Interest of Directors and Officers

Certain directors and officers of the Company are, or may become, associated with other natural resource companies, which may give rise to conflicts of interest. In particular, Ganfeng is a significant shareholder of the Company, beneficially holding approximately 11% of the Company’s outstanding Common Shares. Ganfeng is also a co-owner of Minera Exar and Exar Capital. For as long as Ganfeng directly or indirectly holds a significant interest in the Company, Ganfeng may, on its own and through its nominee on the Board, be in a position to affect the Company’s operations and direction. In addition, Ganfeng may have more influence than other shareholders over the passage of any shareholder resolutions (for example, as would be required to amend the Company’s constating documents or take certain other corporate actions) and the Company’s Board.

Pursuant to the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose such interest and generally abstain from voting on any resolution to approve such contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the corporation. The Company has established robust independence procedures in connection with recent transactions where potential conflicts of interest existed. Such procedures include the establishment of a special committee of independent directors to review the transaction, independent valuations or fairness opinions and the engagement of independent counsel to advise the special committee. Nevertheless, there is a risk that the conflicted parties and their representatives use their position to serve their own interests, to the detriment of the Company which could have a material adverse effect on the Company and its future prospects.

Share Price Risks

The Common Shares are publicly traded on the TSX and NYSE. The market price of the stock of a publicly traded Company, particularly a natural resources company, is affected by many variables in addition to those directly related to exploration successes or failures, many of which are outside the Company’s control. Such factors include: the general condition of markets for resource stocks, and particularly for stocks of lithium exploration and development companies and other battery-metals stocks; the general strength of the economy; the availability and attractiveness of alternative investments; analysts’ recommendations and their estimates of financial performance; investor perception and reactions to disclosure made by the Company, and by the Company’s competitors; reputational risks of the Company; and the breadth of the public markets for the stock. Although the Common Shares are generally not thinly traded, investors could suffer significant losses if the Company’s Common Shares are depressed or illiquid when an investor seeks liquidity.

Risks of Enforcing U.S. Judgments

The Company is a Canadian company, organized under the laws of British Columbia and headquartered in the province. A majority of the Company’s directors, officers and experts named in this AIF are not citizens or residents of the United States. In addition, a substantial part of the assets of the Company are located outside the United States. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States any judgments against the Company and its directors and officers and the experts named in this AIF, which are obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws, or (ii) bring in courts outside the United States an original action against the Company and its directors and officers and the experts named in this AIF to enforce liabilities based upon such U.S. securities laws.

Annual Information Form 2021

Cybersecurity Risks

Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and evolve in terms of severity and sophistication, particularly as a result of remote work during the COVID-19 pandemic. A cybersecurity attack has the potential to compromise the business, financial and other systems of the Company, and could go unnoticed for some time. Risks associated with cybersecurity threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, privacy and confidentiality breaches, and increased costs and time to prevent, respond to or mitigate cybersecurity incidents. The Company has implemented a cybersecurity policy, provided training to its personnel as mitigation measures and is developing a response plan to address potential cybersecurity breaches. System and network maintenance, upgrades and similar best practices are also followed. However, despite these measures, the occurrence of a significant cybersecurity incident could have a material adverse effect on the Company’s business and result in a prolonged disruption to it.

Risks of Loss of Foreign Private Issuer Status

As a “foreign private issuer”, as such term is defined under the U.S. Exchange Act, the Company is exempt from certain of the provisions of U.S. federal securities laws. However, if the Company were to lose its status as a foreign private issuer, the Company may become subject to more onerous regulatory and reporting requirements in the United States. Compliance with these additional regulatory and reporting requirements under U.S. securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company were to offer or sell securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. domestic companies, and the Company would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit the Company’s ability to access capital markets in the future or increase the costs. In addition, the Company may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers, which may further increase the Company’s costs of compliance.

Risks of Transitioning from Emerging Growth Company Status

Until December 31, 2021, as a SEC reporting company with less than $1.07 billion in gross revenue, the Company qualified as an “emerging growth company” (“EGC”) under the U.S. Jumpstart Our Business Startups Act, as amended from time to time. As an EGC, the Company was exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002 (“SOX”), which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s annual assessment of internal control over financial reporting, as defined in Rules 13a‐15(f) and 15d-15(f) under the U.S. Exchange Act. The status of an EGC is retained until the earliest of (a) the last day of the fiscal year in which a company has annual gross revenues of $1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the company’s common stock pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which the company has, during the previous three-year period, issued more than $1 billion in nonconvertible debt; or (d) the date on which the company becomes a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act.

As a result of the increase in the Company’s market capitalization, as of December 31, 2021, Lithium Americas became a “large accelerated filer” and the Company engaged its registered public accounting firm to provide an attestation report relating to management’s assessment of internal control over financial reporting for the year ended December 31, 2021, as defined in Rules 13a‐15(f) and 15d-15(f) under the U.S. Exchange Act, in order to comply with Section 404(b) of SOX.

Annual Information Form 2021

There is an ongoing risk that the Company’s internal control over financial reporting may not be adequate, or the Company may not be able to maintain them as required by SOX. The Company also may not be able to maintain effective internal control over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If the Company does not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of the Company’s financial statements, and this could harm the Company’s business and have a negative effect on the trading price or market value of securities of the Company.

If the Company does not implement new or improved controls, or experiences difficulties in implementing them, it could harm its operating results, or it may not be able to meet its reporting obligations. There is no assurance that the Company will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that the Company will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

If any of Company’s staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that Company’s internal controls over financial reporting will detect this. The effectiveness of the Company’s controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing the Company’s internal controls is important, especially as the Company expands, and the challenges involved in implementing appropriate internal controls over financial reporting will increase.

The cost of compliance with Section 404(b) of SOX will require the Company to incur substantial accounting expense and expend significant management time on compliance-related issues as the Company implements additional corporate governance practices and comply with reporting requirements. If the Company or the Company’s independent registered public accounting firm identifies deficiencies in the Company’s internal control over financial reporting as material weaknesses, the Company may be required to make prospective or retroactive changes to our financial statements, consider other areas for further attention or improvement, or be unable to obtain the required attestation in a timely manner, if at all.

Although the Company intends to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, it cannot be certain that it will be successful in complying with Section 404 of SOX.

Description of Capital Structure

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as of the date of this AIF, a total of 134,114,624 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares of the Company are set out in the Company’s notice of articles and the BCBCA and its regulations. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the BCBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The BCBCA and the Company’s articles provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented

Annual Information Form 2021

to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

Convertible Notes

The Convertible Notes are unsecured and bear interest at a rate of 1.75% per annum, payable semi-annually in arrears, and mature on January 15, 2027. The Convertible Notes are governed by an indenture entered into between the Company and Computershare Trust Company, N.A., acting as trustee, as further described in “Material Contracts – Indenture”.

Conversion

They have an initial conversion rate equal to 21.2307 Common Shares per US$1,000 principal amount of the Convertible Notes, equivalent to an initial conversion price of approximately US$47.10 per Common Share. The Convertible Notes will be convertible at the option of holders, prior to the close of business on the business day immediately preceding October 15, 2026, only under certain circumstances and during certain periods, and thereafter, at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in cash, Common Shares or a combination thereof.

Redemption

The Convertible Notes will not be redeemable at the Company’s option prior to December 6, 2024, except upon the occurrence of certain tax law changes. On or after December 6, 2024, the Convertible Notes will be redeemable at the Company’s option if the last reported sale price of the Common Shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

If the Company undergoes a fundamental change, holders of the Convertible Notes will have the right to require the Company to repurchase for cash all or a portion of their Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. The Company will also be required, in certain circumstances, to increase the conversion rate for a holder who elects to convert its Convertible Notes in connection with certain corporate events or during a redemption period.

Annual Information Form 2021

Voting

A meeting of holders may be called by resolution of the board of directors of the Company or by holders representing at least 10% of the aggregate principal amount of the Convertible Notes outstanding.

Each holder of one or more Convertible Notes is entitled to notice of and to attend any meetings of such holders.

Such meetings may be called at any time and from time to time for any of the following purposes: (a) to give any notice to the Company or to the trustee or to give any directions to the trustee permitted under the indenture, or to consent to the waiving of any default or event of default under the indenture and its consequences, or to take any other action authorized to be taken by Convertible Note holders pursuant to the indenture; (b) to remove the trustee and nominate a successor trustee; (c) to consent to the execution of an indenture or indentures supplemental to the original indenture; or (d) to take any other action authorized to be taken by or on behalf of the holders of any specified aggregate principal amount of the Convertible Notes under any other provision of the indenture or under applicable law.

For further details on the terms governing the Convertible Notes, please refer to the indenture described in “Material Contracts – Indenture” and filed on the Company’s SEDAR profile at www.sedar.com.

As at the date of this AIF, US$258,750,000 aggregate principal amount of Convertible Notes which were issued as part of the Convertible Notes Offering in December 2021 remain issued and outstanding.

During the financial year ended December 31, 2021, none of the Company’s securities have received a rating from a rating organization.

Dividends and Distributions

The Company has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be kept as retained earnings to fund operations, used to undertake exploration and development programs on its mineral properties, and for the acquisition of additional mineral properties for the foreseeable future. Any future payment of dividends will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends. See also “General Development of the Business.”

Market for Securities

Market

The Common Shares of the Company are traded in Canada on the TSX and in the United States on the NYSE. The closing price of the Company’s Common Shares on the TSX on March 15, 2022 was $32.24, and on the NYSE was US$25.24.

Trading Price and Volume

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX during the periods indicated:

Annual Information Form 2021

Month	High $	Low $	Volume
January 2021	36.60	16.60	29,010,972
February 2021	30.63	19.88	16,847,236
March 2021	25.55	16.76	17,830,675
April 2021	22.05	16.21	11,722,874
May 2021	18.85	14.46	13,027,106
June 2021	20.15	16.08	9,725,343
July 2021	19.92	16.03	10,286,086
August 2021	25.98	16.75	16,369,184
September 2021	31.22	24.05	19,048,555
October 2021	36.89	24.71	16,624,675
November 2021	53.09	34.10	19,641,342
December 2021	48.79	34.75	17,758,974

Prior Sales

In connection with the Convertible Notes Offering, the Company issued US$225,000,000 aggregate principal amount of Convertible Notes on December 6, 2021 and an additional US$33,750,000 aggregate principal amount of Convertible Notes on December 9, 2021. Each Convertible Note has an initial conversion rate equal to 21.2307 Common Shares per US$1,000 principal amount of the Convertible Notes, equivalent to an initial conversion price of approximately US$47.10 per Common Share.

Directors and Officers

Name and Occupation

The name, province or state and country of residence, position with the Company and principal occupation within the five preceding years for each of the directors and executive officers of the Company are set out in the following table:

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since
DIRECTORS
George Ireland Massachusetts, U.S. Non-Executive Board Chair and Director	Founder, Chief Investment Officer and CEO of Geologic Resources Partners LLP (investment fund) since 2004.	Nov 2015

Annual Information Form 2021

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since
Xiaoshen Wang Shanghai, China Director	Vice Chairman and Executive Vice President of Ganfeng (leading integrated lithium production and battery manufacturing company) since 2006.	Jun 2017
Fabiana Chubbs British Columbia, Canada Director

Financial management consultant and Corporate Director since June 2019; Chief Financial Officer of Eldorado Gold Corporation (leading gold and base metals producer) from 2011 to 2018. Background as a Senior Manager with PwC Canada. Chartered Professional Accountant in Canada.

Jun 2019
Yuan Gao Colorado, U.S. Director

Corporate Director, including Vice-Chairman of the Board, Qinghai Taifeng Pulead Lithium-Energy Technology Co. Ltd. (leading cathode manufacturing and technology development company), since September 2019; former President & CEO, Pulead Technology from May 2014 to September 2019; former Vice President at Molycorp (USA) (former resource development company); prior to that, with FMC Corporation (USA) (leading agricultural sciences company and chemical manufacturer) as Global Marketing Director and Technology Manager, along with other management positions.

Oct 2019
Franco Mignacco Jujuy, Argentina Director	President of Minera Exar since June 2013; Vice President of Los Boros S.A. (construction and property development company) since July 2015; Vice Chairman of Former LAC from June 2013 to July 2015.	Sep 2015
Kelvin Dushnisky Ontario, Canada Director

Corporate Director since June 2021; former CEO and Executive Director of AngloGold Ashanti Limited (leading gold producer) from 2018 to 2020; former Executive Director and President of Barrick Gold Corporation (leading gold and copper producer) from 2015 to 2018, after serving in increasingly senior roles from 2002; Chairman of Acacia Mining plc (formerly African Barrick Gold plc) from 2013 to 2018.

Jun 2021
Jinhee Magie Ontario, Canada Director

Chief Financial Officer and Senior Vice President of Lundin Mining Corporation (leading diversified base metals producer) since October 2018, and has served in various roles with Lundin since joining the company in September 2008. Background in auditing with Ernst & Young. Chartered Professional Accountant in Canada.

Jun 2021

Annual Information Form 2021

OFFICERS
Jonathan Evans Georgia, U.S. Director and Chief Executive Officer and President

President and CEO of the Company, May 2019 to present; President and COO of the Company, August, 2018 to May 2019; Chief Operating Officer of DiversiTech Corporation (technology manufacturing company) March 2016 to August, 2018; EVP Global Operations/Supply Chain of Arysta LifeScience (agricultural sciences company) from June 2013 to March 2016 and Interim CEO from July 2015 to February 2016.

Jun 2017
John Kanellitsas Idaho, U.S. Director and Executive Vice Chairman

Executive Vice Chair of the Company, November 2015 to present; President of the Company, March 2016 to August 2018; various roles with Former LAC from June 2013 to September 2015, most senior of which was CEO.

Sep 2015
Alexi Zawadzki British Columbia, Canada President of North American Operations

President of North American Operations of the Company from August 2017 to present; VP Programs Development of Lithium Nevada from August 2016 to August 2017; VP Business Development of Pure Energy Minerals (lithium exploration and development company) from October 2014 to June 2016.

N/A
Eduard Epshtein British Columbia, Canada Chief Financial Officer	CFO of the Company since May 2008. Background in auditing with PwC Canada. Chartered Professional Accountant in Canada.	N/A
Rene LeBlanc Georgia, U.S. Chief Technical Officer

Chief Technical Officer of the Company since August 2018; Senior Process Development Manager for Lithium Nevada from June 2017 to August 2018; Staff Process Development Engineer for Tesla Motors (leading electric vehicle and clean energy company) from January 2016 to June 2017; Senior Process Development Engineer for FMC Corporation, Lithium Division from March 2011 to January 2016.

N/A
Ignacio Celorrio Buenos Aires, Argentina President, Latin America

President, Latin America of the Company since February 2021, and prior to that Executive Vice President, International Affairs from October 2019 to January 2021; Partner at Quevedo Abogados (2015-2018). Partner at Alfaro Abogados (2018-2020). Board Member of CAEM (Cámara Argentina de Empresarios Mineros –Argentine Chamber of Mining Entrepreneurs) (until 2016). Vice-president of the Australian-Argentine Industry and Commercial Chamber. Chair in Administrative Law at the Universidad del Museo Social Argentino.

N/A

Annual Information Form 2021

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since
Alec Meikle British Columbia, Canada Vice President, Corporate Development	Vice President, Corporate Development of the Company since October 2016; Institutional equity research analyst at Cormark Securities (capital markets firm) from 2013 to 2016.	N/A
Alex Shulga British Columbia, Canada Vice President, Finance

Vice President, Finance of the Company since April 2019; Director of Treasury and Administration of the Company from January 2018 to March 2019; Senior Manager Assurance at PwC from September 2012 to January 2018. Chartered Professional Accountant in Canada and Chartered Certified Accountant in the UK.

N/A
Jenna Virk British Columbia, Canada Corporate Secretary and Director, Legal Affairs

Director, Legal Affairs of the Company since March 2020 and Corporate Secretary since May 2020; Senior Legal Counsel, Capital Markets Regulation with the British Columbia Securities Commission (provincial securities regulator) from January 2019 to March 2020; legal consultant from July to December 2018; Legal Counsel at Qtrade Canada Inc. (now Aviso Wealth Inc.) (a wealth management and technology firm) from July 2017 to June 2018; VP, Legal and Corporate Secretary of Columbus Gold Corp. (now Orea Mining Corp.) (gold exploration and development company) from June 2015 to June 2017. Lawyer called to the Bar of British Columbia since 2007, and practising in private practice from 2007 to June 2015.

N/A

Notes:

(1)	The information as to province or state and country of residence and principal occupation has been furnished by the respective directors and executive officers individually.

Each director’s term of office expires at the next annual general meeting of the Company.

Shareholdings of Directors and Officers

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 26,562,330 Common Shares representing approximately 19.8% of the issued and outstanding Common Shares (including Common Shares held by Ganfeng and Geologic Resources Partners LLP), and held options to acquire 3,989,866 Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date of this AIF, or was, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive

Annual Information Form 2021

days, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director, or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Committees of the Board

The Board’s standing committees following its 2021 annual general meeting of shareholders are as follows:

Board Committee	Committee Members	Status
Audit Committee and Risk	Fabiana Chubbs (Chair) George Ireland Jinhee Magie	Independent Independent Independent
Governance, Nomination, Compensation and Leadership Committee	Yuan Gao (Chair) Fabiana Chubbs (Vice Chair) Kelvin Dushnisky Jinhee Magie	Independent Independent Independent Independent
Health, Safety, Environment and Sustainability Committee	George Ireland (Chair) Kelvin Dushnisky (Vice Chair) Yuan Gao Xiaoshen Wang	Independent Independent Independent Independent

Conflicts of Interest

To the best of the Company’s knowledge, except as otherwise noted in this AIF, there are no existing or potential conflicts of interest among the Company, its directors, officers, or other members of management of the Company except that certain of the directors, officers and other members of management serve as directors, officers and members of management of other public companies and other lithium companies and mining companies. As such, it is possible that a conflict may arise between their duties as a director,

Annual Information Form 2021

officer or member of management of such other companies and their duties as a director, officer or member of management of the Company.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty to any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with the BCBCA.

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers, employees and consultants of the Company and its subsidiaries. A copy of the Company’s Code of Business Conduct and Ethics may be found on SEDAR at www.sedar.com and on the Company’s website at https://www.lithiumamericas.com/.

Audit Committee and Risk Information

Audit Committee and Risk Charter

The charter of the Audit Committee and Risk is attached as Schedule “B” to this AIF.

Composition of the Audit Committee and Risk and Independence

The Company’s Audit Committee and Risk consists of Fabiana Chubbs (Chair), George Ireland and Jinhee Magie. NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. The Board has determined that all members of the Audit Committee and Risk are “independent” directors.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Company has determined that all of the members of the Audit Committee and Risk are “financially literate”.

Based on their business and educational experiences, each Audit Committee and Risk member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. A majority of the members of the Audit Committee and Risk have had several years of experience in senior executive roles and as board members of significant business enterprises in which they assumed substantial financial and operational responsibility. In the course of these duties, such members have gained a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience analyzing and evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience

Annual Information Form 2021

actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

Fabiana Chubbs

Ms. Chubbs is a Chartered Professional Accountant (CPA, CA) and a graduate of the University of Buenos Aires, holding degrees in Certified Public Accounting and a Bachelor of Business Administration.

Ms. Chubbs was the CFO of Eldorado Gold Corporation from 2011 to 2018. She joined Eldorado in 2007 and led the Treasury and Risk Management functions before her promotion to the CFO position. Prior to Eldorado, she was a Senior Manager with PwC Canada where she spent ten years specializing in auditing public mining and technology companies. Ms. Chubbs started her career in her native Argentina, where she divided her experience between tenures with PwC Argentina and IBM.

George Ireland

Mr. Ireland graduated from the University of Michigan with a Bachelor of Science degree from the School of Natural Resources, and is a Fellow in the Society of Economic Geologists.

Mr. Ireland has over thirty-five years of experience in the mining and metals industry in positions ranging from field geologist to banking and venture capital. He founded Geologic Resource Partners LLP in 2004 and serves as the Chief Investment Officer and CEO. Prior to that, from 2000 to 2004 he was the General Partner of Ring Partners, LP, a predecessor investment partnership to Geologic Resource Partners. From 1993 to 2000, Mr. Ireland was an analyst for and a partner in Knott Partners LP where he specialized in resource investing. Prior to 1993, Mr. Ireland held a variety of positions at Cleveland Cliffs Inc., the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP.

Jinhee Magie

Ms. Magie holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Professional Accountant (CPA, CA). She has extensive experience in acquisitions and divestitures, public and private equity fundraising and public company reporting from a career spanning over 25 years.

Ms. Magie began her career with Ernst & Young and has held progressively more senior roles in public companies, with the last 17 years being in the mining industry. She was the Director of Corporate Compliance for LionOre Mining International Ltd. from 2005 to 2008 and joined Lundin Mining Corporation in 2008, serving in various roles of increasing responsibility and has been the Chief Financial Officer and Senior Vice President of Lundin since 2018.

Audit Committee and Risk Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee and Risk has not made any recommendations to nominate or compensate an external auditor that were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) or section 3.5 (Death, Disability or Resignation

Annual Information Form 2021

of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) (Controlled Companies), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee and Risk Chair is authorized to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor, subject to the Chair reporting the pre-approval(s) to the Audit Committee and Risk at the Committee’s meeting subsequent to said approval(s).

Audit Fees

The following table sets forth the fees billed to the Company and its subsidiaries by PwC for services rendered during the years ended December 31, 2021 and 2020:

	2021	2020
Audit fees(1)	$358,950	$239,795
Audit-related fees(2)	$91,980	$81,000
Tax fees(3)	$51,398	$99,843
All other fees(4)	$9,000	$9,000
Total	$511,327	$429,637

Notes:

(1)	The aggregate audit fees billed by the Company’s auditor.
(2)

Audit-Related Fees refers to the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under Audit Fees.

(3)	The aggregate fees billed (or accrued) for professional services provided by the auditor rendered for tax compliance, tax advice and tax planning.
(4)	All other fees represent fees for an audit of the Company’s report prepared pursuant to the Extractive Sector Transparency Measure Act in Canada.

Legal Proceedings and Regulatory Actions

Other than as set out below, the Company is not a party to, nor are any of the Company’s properties subject to, any pending legal proceedings or regulatory actions the outcome of which are expected to have a material adverse effect on the Company or its business. Management of the Company is not aware of any material legal proceedings to which the Company may be a party, which are contemplated by governmental authorities or otherwise.

Annual Information Form 2021

Interest of Management and Others in Material Transactions

Management of the Company is not aware of any material interest, direct or indirect, of any insider of the Company, or any associate or affiliate of any such person, in any transaction within the Company’s three most recently completed financial years, or during the current financial year that has materially affected or is reasonably expected to materially affect the Company, its subsidiaries or co-ownership interests, except for those described below.

In April 2019, the Company entered into the Project Investment whereby Ganfeng, through its wholly-owned subsidiary, GHC, agreed to subscribe for newly issued shares of Minera Exar for cash consideration of approximately US$160 million. In August 2019, the Company closed the Project Investment. As a result, Ganfeng and the Company each held a 50% interest in Minera Exar, subject to the rights of JEMSE to acquire an 8.5% interest in Minera Exar. The parties also amended the Shareholders Agreement to include the provision of equal representation on the Minera Exar board of directors and management committee governing the Caucharí-Olaroz Project. Minera Exar also repaid the Company US$8 million of outstanding loans (plus any accrued interest). For further information, please see “Material Contracts – Project Investment”.

In February 2020, the Company and Ganfeng entered into the 2020 Cauchari Transaction, which closed in August 2020. In connection with closing, Ganfeng subscribed for newly issued shares of Minera for cash consideration of US$16 million. As a result, Ganfeng owns a 51% interest and Lithium Americas owns a 49% interest in Minera Exar and the Caucharí-Olaroz Project. The Company and Ganfeng also restructured Exar Capital to reflect the 51%/49% ownership interests of the parties in Minera Exar, which included the provision by Ganfeng of a non-interest bearing loan of US$40 million to Exar Capital repayable in 2029 (with an option to extend repayment of the loan for an additional one-year period). Proceeds of the loan were used on closing to repay intercompany loans totalling US$40 million owed to the Company. The Company also entered into the Amended Shareholders Agreement with Ganfeng, and amended and restated offtake agreements with each of Ganfeng and Bangchak, with the amendments reflecting the updated ownership structure of Minera Exar and related matters. For further information, please see “Description of the Business – Overview of Mineral Projects – Caucharí-Olaroz Project – 2020 Cauchari Transaction”.

Transfer Agents and Registrars

The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at its principal offices in Vancouver, British Columbia.

Material Contracts

The following are the only material contracts, other than contracts entered into in the ordinary course of business, entered into by the Company during its most recently completed financial year or previous to it that are still in effect.

Limited Recourse Loan Facility

On October 30, 2018, the Company (as borrower) and Ganfeng (as lender) entered into an unsecured Limited Recourse Loan Facility, pursuant to which Ganfeng agreed to lend US$100 million to the Company at an interest rate equal to the 6-month LIBOR + 5.5% per annum, subject to a maximum of 10% per annum, with a due date of December 31, 2025. As of December 31, 2021, the Company had drawn $24.7 million on the loan facility. In February 2022, the outstanding balance of the Limited Recourse Loan Facility

Annual Information Form 2021

together with accumulated interest was repaid in full to the lender pursuant to the Company’s right of repayment at any time without penalty.

Amended Shareholders Agreement

On October 25, 2018, the Company, 2265866 Ontario Inc., Ganfeng, Minera Exar and Exar Capital entered into the Shareholders Agreement to govern the Company’s and Ganfeng’s interests in Minera Exar and Exar Capital and the funding and development of the Caucharí-Olaroz Project. The Shareholders Agreement was amended in 2019 for the Project Investment, and amended and restated in August 2020 for the 2020 Cauchari Transaction.

The Amended Shareholders Agreement entered into on August 27, 2020 by the Company, 2265866 Ontario Inc. and Ganfeng generally provides for the following:

▪	the parties’ respective rights regarding ownership interests in Minera Exar and Exar Capital;
▪	requirements for funding and development of the Caucharí-Olaroz Project;
▪	the formation of the Minera Exar Shareholder Committee to direct the business and affairs of Minera Exar, comprised of three representatives of Ganfeng and two representatives from the Company;
▪	the composition of the board of directors of Minera Exar, being two representatives of Ganfeng and one representative of the Company;
▪	the composition of the board of directors of Exar Capital, being two representatives of Ganfeng and one representative of the Company;
▪

an 80% approval threshold for the Minera Exar Shareholders Committee to approve a number of material corporate actions, thereby providing protection to the Company as a minority shareholder in Minera Exar, such approvals of material corporate actions including but not limited to the following: (i) programs and budgets, and changes thereto or to contributions required to be made by the parties; (ii) issuances of securities or restructuring transactions involving Minera Exar and Exar Capital; (iii) any sale, transfer or other disposition of an ownership interest in Minera Exar or Exar Capital; (iv) changes to the composition of the Minera Exar Shareholder Committee or the board of directors of Minera Exar or Exar Capital; (v) material changes to terms contemplated by the agreement with JEMSE; (vi) any change to development activities that would materially delay the expected timeline for the Caucharí-Olaroz Project to reach commercial production; and (vii) debt or guarantees above certain thresholds; and

▪	the obligation of each party to purchase its pro rata share of production from the Caucharí-Olaroz Project.

Please see “Description of the Business – Overview of Mineral Projects – Caucharí-Olaroz Project – 2020 Cauchari Transaction” for further details regarding the 2020 Cauchari Transaction.

2020 Cauchari Transaction

On February 7, 2020, the Company entered into an agreement with 2265866 Ontario Inc., Ganfeng and Exar Capital for the 2020 Cauchari Transaction, whereby Ganfeng agreed to subscribe for newly issued shares of Minera Exar for cash consideration of US$16 million. As part of the transaction, Ganfeng provided a non-interest bearing loan of US$40 million to Exar Capital. Proceeds of the loan were used on closing to repay intercompany loans totalling US$40 million owed to the Company. The 2020 Cauchari Transaction closed in August 2020, resulting in a change to the ownership of Minera Exar and Exar Capital to 51% held

Annual Information Form 2021

by Ganfeng and 49% held by the Company, from the previous joint 50/50 ownership arrangement. At the time of closing the 2020 Cauchari Transaction, amendments to existing offtake agreements between the Company and each of Ganfeng and Bangchak were entered into to reflect the new 49% ownership interest of the Company and 51% ownership interest of Ganfeng, and their proportionate production entitlements.

Please see “Description of the Business – Overview of Mineral Projects – Caucharí-Olaroz Project – 2020 Cauchari Transaction” for further details regarding the 2020 Cauchari Transaction. Minera Exar is currently owned by the Company as to 44.8%, Ganfeng as to 46.7% and JEMSE as to 8.5% since JEMSE acquired its interest on April 4, 2021, as further described in “Description of the Business – Caucharí-Olaroz Project – Recent Developments – Recent Significant Events”.

Underwriting Agreement

On January 20, 2021, the Company entered into an underwriting agreement in respect of an underwritten public offering of US$400 million, including an over-allotment option of US$50 million, with Canaccord Genuity LLC, as lead underwriter, and Deutsche Bank Securities Inc., Evercore Group L.L.C., Stifel, Nicolaus & Company, Incorporated, National Bank Financial Inc. and Cormark Securities Inc. The underwriters received a cash commission of 5.5% of the aggregate gross proceeds of the offering pursuant to the terms of the underwriting agreement. The underwritten public offering closed on January 22, 2021, with the Company issuing an aggregate of 18,181,818 Common Shares at a price of US$22.00 per share, including 2,272,727 Common Shares issued pursuant to the agent’s exercise of the over-allotment option.

Indenture

On December 6, 2021, the Company entered into an indenture with Computershare Trust Company, N.A., as trustee, setting out the terms and conditions upon which the Convertible Notes are authenticated, issued and delivered. Please see "General Development of Business – Corporate” for further details regarding the Convertible Notes Offering and “Description of Capital Structure – Convertible Notes” for further details regarding the material characteristics of the Convertible Notes.

Interests of Experts

Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat. and Marek Dworzanowski, C.Eng., Pr.Eng., prepared the Cauchari TR.

Reza Ehsani, P.Eng., Daniel Peldiak, P.Eng., and Rob Spiering, P.Eng., of WorleyParsons, Andrew Hutson, FAusIMM, BE (Mining), of Mining Plus Pty Ltd, Louis F. Fourie, P. Geo., Pri.Sci.Nat, of Terra Modelling Scenes Inc., John Young, B.Sc., SME-RM, of Great Basin Environmental Services LLC and Ken Armstrong, P.Eng., of Chemetics Inc., prepared the Thacker Pass TR.

All technical and scientific information contained in this AIF has been reviewed and approved by Rene LeBlanc, Chief Technical Officer of the Company, and a QP for the purposes of NI 43-101.

As at the date of this AIF, to the knowledge of the Company, Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, C.Eng., Pr.Eng., and Reza Ehsani, P.Eng., Daniel Peldiak, P.Eng., Rob Spiering, P.Eng., Andrew Hutson, FAusIMM, BE (Mining), Louis F. Fourie, P. Geo., Pri.Sci.Nat, John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng., collectively hold less than one percent of the outstanding securities of the Company or of any of the Company’s associates or affiliates.

Annual Information Form 2021

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared an independent auditor’s report dated March 16, 2022 in respect of the Company’s consolidated financial statements as at December 31, 2021 and December 31, 2020 and for the years then ended. PwC has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.

Additional Information

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase Common Shares of the Company and securities authorized for issuance under equity compensation plans are contained in the management proxy circular for the most recent annual general meeting of the Company, which is available on SEDAR at www.sedar.com.

Additional financial information is contained in the Company’s annual consolidated financial statements and MD&A as at and for the years ended December 31, 2021 and 2020, which are available on SEDAR at www.sedar.com. Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Schedule “A”
DEFINITIONS

The abbreviations set forth below have the following meanings in this AIF, or in documents incorporated by reference in this AIF:

“2012 PFS” means the technical report dated January 27, 2012 entitled “Preliminary Feasibility Study, Kings Valley Lithium Project, Humboldt County, Nevada”;

“2020 Cauchari Transaction” means the transactions between the Company and its subsidiaries and Ganfeng and its subsidiaries pursuant to which, on closing, Ganfeng increased its interest in Minera Exar to 51% and the Company decreased its interest to 49%;

“°C” means degrees Celsius;

“AIF” means Annual Information Form;

“ALS” means ALS Chemex Labs Ltd. and its affiliates;

“Amended Credit Facility” means the amended and restated credit and guarantee agreement dated July 14, 2017 between the Company (as borrower), 2265866 Ontario Inc., Lithium Nevada and KV Project LLC (as guarantors), Ganfeng and Bangchak (as lenders), BNY Trust Company of Canada (as the administrative agent for the lenders) and The Bank of New York Mellon (as the U.S. collateral agent for the lenders);

“Amended Shareholders Agreement” means the amended and restated Shareholders Agreement dated August 27, 2020 between the Company, 2265866 Ontario Inc. and Ganfeng;

“Arrangement” means an arrangement among the Company, Millennial Lithium and the securityholders of Millennial Lithium on the terms and subject to the conditions set out in a plan of arrangement under section 288 of the BCBCA, the terms of which were agreed to between the Company and Millennial Lithium by way of an arrangement agreement dated November 17, 2021 and approved by the Supreme Court of British Columbia in a final order dated January 11, 2022;

“Arena” means Arena Minerals Inc., a TSX Venture Exchange listed company;

“Arena Shares” means common shares in the capital of Arena;

“Argentina Principles” means the guidelines of the Camara Argentina of Empresarios Mineros that have adopted the Towards Sustainable Mining, a corporate social responsibility program developed by the Mining Association of Canada to improve environmental and social practice in the mining industry;

“Bangchak” means BCP Innovation PTE. Ltd.;

“BCBCA” means the Business Corporations Act (British Columbia);

“BLM” means the U.S. Department of the Interior Bureau of Land Management;

“Board” means the board of directors of the Company;

“Caucharí-Olaroz Project” means the Company’s Caucharí-Olaroz brine lithium project located in the Province of Jujuy in Northwest Argentina;

“Cauchari TR” means the technical report titled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina” with an effective date of September 30, 2020;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“Chevron” means Chevron Resources Company;

“CIM” means Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Definition Standards” means the CIM Definition Standards on Mineral Resources and Reserves;

“claims” when used in reference to claims in the United States, means unpatented mining claims granted pursuant to the U.S. Mining Act;

“Common Shares” means the common shares of the Company;

“Company” means Lithium Americas Corp., formerly Western Lithium USA Corporation and, as the context requires, its subsidiaries;

“Convertible Notes” means convertible senior notes of the Company which are unsecured, bear interest at a rate of 1.75% per annum, payable semi-annually in arrears, and mature on January 15, 2027;

“Convertible Notes Offering” means the private placement offering of an aggregate of US$258,750,000 principal amount of Convertible Notes in connection with the issuance of US$225,000,000 aggregate principal amount of Convertible Notes on December 6, 2021, and the issuance of an additional US$33,750,000 aggregate principal amount of Convertible Notes pursuant to an exercise by the initial purchasers of an over-allotment option on December 9, 2021;

“COVID-19” means the COVID-19 coronavirus;

“EDG” means EDG, Inc;

“EIS” means the Environmental Impact Statement prepared for the Thacker Pass Project;

“Exar Capital” means Exar Capital, B.V., the Company’s 49%-owned investee incorporated under the laws of the Netherlands through which the Company and Ganfeng provide financing to Minera Exar for the purpose of advancing the construction of the Caucharí-Olaroz Project;

“EXP” means EXP US Services Inc;

“Former LAC” means Lithium Americas Corp. which company became a wholly owned subsidiary of the Company pursuant to the statutory plan of arrangement between the Company and Former LAC, which resulted in shareholders of Former LAC receiving Common Shares on the basis of 0.159 of a Common Share for each common share of Former LAC, which closed in September 2015;

“Ganfeng” means Ganfeng Lithium Co., Ltd., and as applicable, its wholly-owned subsidiaries GFL International Co., Ltd. and Ganfeng Lithium Netherlands Co., B.V.;

“HSU” means hydrostratigraphic unit;

“ICFR” means Internal Control Over Financial Reporting;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, a set of international accounting standards stating how particular types of transactions and other events should be reported in financial statements;

“Initial Feasibility Study” means an initial Mineral Reserve estimate and mine plan Former LAC completed on the Caucharí-Olaroz in 2012;

“IRR” means internal rate of return;

“ITAC” means ITAC Engineers, P.C.;

“JEMSE” means Jujuy Energia y Mineria Sociedad del Estado, the government of Jujuy’s mining investment company, involved in the development and regulations of mining projects in the Argentinean province of Jujuy;

“JEMSE Option Agreement” means the Share Acquisition Option Execution Agreement entered into by JEMSE, the Company and Ganfeng dated August 26, 2020, pursuant to which JEMSE acquired an 8.5% equity interest in the Caucharí-Olaroz Project in April 2021 in exchange for providing management services to develop the Caucharí-Olaroz Project;

“km” means kilometre;

“km2” means square kilometre;

“kV” means kilovolt;

“LCE” means lithium carbonate equivalent. Lithium is converted to lithium carbonate (Li2CO3) by multiplying lithium by 5.323;

“Leasing Act” means the Mineral Lands Leasing Act of 1920, U.S., as amended;

“Li” means lithium;

“Limited Recourse Loan Facility” means the limited recourse loan facility dated October 30, 2018, between the Company (as borrower) and Ganfeng (as lender).

“Lithium Nevada” means Lithium Nevada Corporation, formerly Western Lithium Corporation, a wholly-owned subsidiary of the Company;

“Los Boros” means Grupo Minero Los Boros S.A.;

“Los Boros Option Agreement” means the option agreement between Minera Exar and Los Boros entered into on March 28, 2016;

“m” means metre;

“m3” means cubic metre;

“M3” means M3 Engineering & Technology Corp.;

“MD&A” means management discussion and analysis;

“mg/L” means milligrams per litre;

“Millennial Lithium” means Millennial Lithium Corp.;

“Millennial Shares” means common shares in the capital of Millennial Lithium.;

“Millennial Transaction” means the acquisition of 100% of the issued and outstanding Millennial Shares pursuant to the Arrangement on January 25, 2022 and the completion of the final step of the Arrangement on January 26, 2022;

“Minera Exar” means Minera Exar S.A., the Company’s 44.8%-owned investee, which is incorporated under the laws of Argentina, through which the Company holds its interest in the Caucharí-Olaroz Project;

“Minera Exar Shareholders Committee” means the shareholders committee of Minera Exar, which is responsible for the oversight of Minera Exar;

“Mineral Resource Update 2019” means the technical report entitled “Updated Mineral Resource Estimate for the Caucharí-Olaroz Project, Jujuy Province, Argentina” with an effective date of March 1, 2019;

“mm” means millimetre;

“MPO” means Mine Plan of Operations;

“Mt” means million tonnes;

“MW/h” means Megawatts per hour;

“NEPA” means the United States National Environmental Policy Act of 1969, as amended;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NI 52-110” means National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators;

“NOI” means Notice of Intent for the Thacker Pass Project;

“North American Coal” means North American Coal Corporation;

“NPV” means net present value;

“NYSE” means the New York Stock Exchange;

“Orion” means Orion Mine Finance Fund I, formerly RK Mine Finance (Master) Fund II L.P.;

“pH” means the measure of acidity/alkalinity of an aqueous solution;

“ppm” means parts per million;

“PFS” means a pre-feasibility study;

“Pastos Grandes Project” means the Company’s Pastos Grandes lithium brine mineral project located in the Province of Salta in Northwest Argentina, which was recently acquired in connection with the Millennial Transaction;

“Pastos Grandes TR” means the technical report titled “Feasibility Study of the Pastos Grandes Project, Salta Province, Argentina” with an effective date of July 29, 2021, as amended and refiled on the SEDAR profile of Millennial Lithium on September 5, 2019;

“Phase 1” means, in relation to the Thacker Pass Project, the initial 30,000 tpa of lithium carbonate covered in the Thacker Pass TR;

“Phase 2” means, in relation to the Thacker Pass Project, the ramp up to 60,000 tpa of lithium carbonate covered in the Thacker Pass TR;

“Project Investment” means the transactions between the Company and its subsidiaries and Ganfeng pursuant to which Ganfeng increased its interest in Minera Exar to 50% and the Company decreased its interest to 50%;

“Protocol” means the operating protocol for Minera Exar in respect of COVID-19;

“PwC” means PricewaterhouseCoopers LLP;

“QA/QC” means quality assurance and quality control;

“QP” means a qualified person as defined under NI 43-101;

“RBRC” means relative brine release capacity;

“RC” means reverse circulation;

“RheoMinerals” means RheoMinerals Inc., a subsidiary of the Company;

“ROD” means the BLM’s Record of Decision with respect to the Thacker Pass Project;

“ROM” means run of mine;

“Sawtooth Mining” means Sawtooth Mining LLC;

“SEC” means the U.S. Securities and Exchange Commission;

“Shareholders Agreement” means the shareholders agreement between the Company, 2265866 Ontario Inc., Ganfeng, Minera Exar and Exar Capital dated October 25, 2018;

“Social Responsibility Plan” means the social responsibility plan developed to incorporate best practices on these matters and prepared in accordance with the Argentina Principles, at the Caucharí-Olaroz Project;

“SQM” means Sociedad Química y Minera de Chile S.A.;

“Stage 1” means, in relation to the Caucharí-Olaroz Project, the initial 25,000 tpa of lithium carbonate capacity covered in the Mineral Resource Update 2019;

“t” means tonne;

“TEM” means Time Domain Electromagnetic Survey;

“Thacker Pass Project” means the Company’s lithium project property located in Humboldt County, Nevada;

“Thacker Pass TR” means the technical report dated August 1, 2018 entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA”;

“tpa” means tonnes per annum;

“tpd” means tonnes per day;

“TSX” means the Toronto Stock Exchange;

“U.S.” means the United States of America.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time;

“U.S. Mining Act” means the U.S. General Mining Act of 1872, also known as the Mining Law of 1872, as amended;

“VES” means a Vertical Electrical Sounding Survey; and

“WEDC” means Western Energy Development Corporation, a subsidiary of Western Uranium Corporation.

Schedule “B”
AUDIT COMMITTEE AND RISK CHARTER

[follows]

AUDIT COMMITTEE AND RISK CHARTER

June 10, 2021

I.	PURPOSE

The Audit Committee and Risk (the “Committee”) is a committee of the board of directors (the “Board”) of Lithium Americas Corp. (“LAC”) to which the Board delegates its responsibilities for the oversight of the accounting and financial reporting processes, financial statement audits and risk management functions. The role of the Committee will include:

A.	overseeing the integrity of LAC’s internal audit processes and reviewing LAC’s financial disclosure and reporting;
B.	monitoring the independence and performance of LAC’s external auditor (the “Auditor”);
C.	reviewing the integrity and effectiveness of LAC’s systems of internal controls for reporting on LAC’s financial condition;
D.	monitoring LAC management’s (“Management”) compliance with legal and regulatory requirements as it relates to financial and reporting matters; and
E.	overseeing certain risk management systems and practices adopted by LAC.
II.	COMPOSITION
A.	The Committee will be composed of at least three directors from the Board, all of whom are independent directors of LAC.
B.

All members of the Committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the Committee is not financially literate as required, the person will be provided a three-month period in which to achieve the required level of literacy.

C.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, will appoint a Chair and the other members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

D.	The Secretary of the Committee shall be elected by its members.
E.	A member shall cease to be a member of the Committee upon ceasing to be a director of LAC.
III.	COMMITTEE RESPONSIBILITIES

To fulfill the mandate and responsibilities of the Committee, the Committee shall:

A.	Financial Statement and Financial Disclosure
(i)	Review (with the Auditor and Management), prior to recommending to the Board for its approval, the following:
(a)	the audited annual and unaudited quarterly financial statements, including the notes thereto;
(b)	Management’s Discussion and Analysis (“MD&A”) of operations accompanying or contained in the annual or quarterly reports and the consistency of the MD&A with the financial statements;
(c)	any report of the Auditor, letter from the Auditor to Management or any other expert report or opinion obtained by LAC in connection with the financial statements;
(d)	the accounting treatment for any transactions that are material or not in the normal course of LAC’s business;
(e)	the nature and substance of significant accruals, accounting reserves and other estimates having a material effect on the financial statements;
(f)	carrying values of financial assets and liabilities, including key assumptions and practices used to determine fair value accounting and related mark-to-market adjustments;
(g)	any off-balance sheet financing arrangement;
(h)	any use of derivatives and hedging transactions, if conducted by LAC;
(i)	asset retirement and reclamation obligations;
(j)	any pension obligations, if a pension plan has been adopted by LAC;
(k)	LAC’s accounting and auditing principles, policies and practices including any changes thereto;
(l)	all significant adjustments made or proposed to be made in LAC’s financial statements by Management or by the Auditor;
(m)	details regarding any unrecorded audit adjustments;
(n)	any impairment provisions based on ceiling tests or other calculation including the carrying value of goodwill;
(o)	use by LAC of any non-GAAP financial measures or forward-looking financial information contained in any disclosure document; and
(p)	such other matters as the Committee considers necessary in connection with the preparation of LAC’s financial reports.
(ii)

Review and discuss with the Auditor any audit related problems or difficulties and Management’s response thereto, including any restrictions imposed on the scope of the Auditor’s activities, access to required information, disagreement with Management or the adequacy of internal controls.

(iii)	Review, discuss with Management (and with the Auditor, where required or appropriate) and approve or recommend that the Board approve the following, prior to disclosure to the public:
(a)	consolidated annual audited financial statements and related MD&A;
(b)	consolidated unaudited quarterly financial statements and related MD&A;
(c)

press releases announcing or containing financial information including those based on the annual or quarterly financial statements, and non-GAAP financial measures, revenue or earnings guidance or other forward-looking information; and

(d)

financial information contained within any prospectus, annual information form, information circular, take-over bid circular, issuer bid circular, rights offering circular or other form of prescribed disclosure document.

(iv)

Monitor, evaluate and report to the Board on the procedures that are in place for the review of LAC’s public disclosure of financial information extracted or derived from LAC’s financial statements and periodically assess the adequacy of those procedures.

B.	Auditor
(i)	Recommend to the Board:
(a)	the Auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for LAC, and
(b)	the compensation of the external auditor.
(ii)	Require the Auditor to report to the Committee.
(iii)

Oversee the work of the Auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for LAC, including the mandate of the Auditor, the annual engagement letter, audit plan and audit scope.

(iv)	Determine whether the Auditor is satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.
(v)

Review and discuss material written communications between the Auditor and Management; and any other matters required to be communicated by the Auditor to the Committee by applicable rules and regulations.

(vi)	Assist in the resolution of disagreements between Management and the Auditor regarding financial reporting.
(vii)	Gain an understanding of whether internal control recommendations made by the Auditor have been implemented by Management.

(viii)	Establish guidelines for the retention of the Auditor for any non-audit services including a consideration of whether the provision of such services would impact the independence of the Auditor.
(ix)

Authorize the Committee Chair to pre-approve all non-audit services to be provided to LAC or its subsidiary entities by LAC’s external auditor, subject to the Committee Chair reporting the pre-approval(s) to the Committee at the Committee meeting subsequent to said approval(s).

(x)	Review and approve the fees and expenses of the Auditor.
(xi)	At least annually, evaluate the Auditor’s qualifications, performance and independence, including that of the Auditor’s lead partner, and report the results of such review to the Board.
(xii)	Where the Committee considers it appropriate, recommend a replacement for the Auditor and oversee any procedures required for the replacement thereof.
(xiii)	Review and approve LAC’s hiring policies regarding partners, employees and former partners and employees of the present and former Auditor of LAC.
(xiv)	Review the effectiveness of any internal auditor and internal audit process, and the working relationship between any internal auditor (and other financial personnel of LAC) and the Auditor.
C.	Internal Controls and Systems
(i)

Monitor, evaluate and report to the Board on the integrity of the financial reporting process and the system of internal controls (including any significant deficiencies or material weaknesses in internal control over financial reporting) that Management and the Board have established and the processes followed by Management and the Board for assessing such internal controls, including the responsibilities of LAC’s internal audit function with respect to internal controls, including without limitation, to get reasonable assurance that LAC has:

(a)	the appropriate books, records and accounts in reasonable detail to accurately and fairly reflect LAC’s transactions;
(b)	effective internal control systems; and
(c)	adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.
(ii)

Review with Management and advise the Board with respect to LAC’s policies and procedures regarding compliance with new developments in accounting principles, laws and regulations and their impact on the financial statements of LAC.

(iii)	Review Management’s report on and the Auditor’s assessment of LAC’s internal controls over financial reporting and report all deficiencies and remedial actions to the Board.
(iv)	Review and monitor LAC’s compliance with applicable legal and regulatory requirements related to financial reporting and disclosure.

(v)

With respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and Chief Financial Officer to comply with National Instrument 52-109, and review disclosures made to the Committee by LAC’s Chief Executive Officer and Chief Financial Officer during their certification process required under applicable Canadian and United States securities laws.

(vi)	Review any significant deficiencies in the design and operation of internal controls over financial reporting or disclosure controls and procedures and any fraud.
(vii)	Review with Management the policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets.
D.	Risk Management
(i)	Review, monitor, evaluate and report to the Board on:
(a)	LAC’s major business, operational, political, financial, compliance and control risks and exposures, including risk of frauds within operations or financial reporting;
(b)	the steps management has taken to monitor and control such risks and exposures, including, without limitation, insurance coverage;
(c)	LAC’s policies with respect to risk assessment and risk management; and
(d)	reporting trends on emerging risks and recommending disclosure and risk management measures to Management as needed.
(ii)

Ensure that the Board is aware of matters which may significantly impact LAC’s financial condition, business, assets or stakeholders, their likelihood and magnitude, and the interrelationships and potential compounding effects of such risks, and that the Board discusses such risks with Management and assess the steps Management has taken to minimize such risks considering LAC’s risk tolerance level.

(iii)	Assess the level of risk tolerance for LAC, its process for identifying principal business and operational risks, and to implement measures for managing and disclosing such risks.
(iv)	Review and assess the adequacy of insurance coverage for LAC, including directors’ and officers’ liability coverage.
(v)	Review with the Auditor and Management the treatment and disclosure of significant related party transactions and potential conflicts of interest.
(vi)	Review the appointment of LAC’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.
(vii)	Establish procedures for:
(a)	the receipt, retention and treatment of complaints received by LAC regarding accounting, internal accounting controls, or auditing matters, and

(b)	the confidential, anonymous submission by employees of LAC of concerns regarding questionable accounting or auditing matters.
(viii)

Review any material complaints and concerns or reported violations received regarding accounting, internal controls or auditing matters, and the investigation and resolution thereof, including, without limitation, any matter brought to the attention of the Committee relating to the existence of any actual or potential conflict of interest disclosure provided pursuant to LAC’s Code of Business Conduct and Ethics (the “Code”) and determine appropriate action to be recommended to the Board.

(ix)	Review privacy and data security risks applicable to LAC and measures taken to mitigate such risks, including the protection of LAC’s management information systems and data.
(x)	Conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities.
(xi)	Receive and review Management’s report and, if applicable, the report of the Auditor, with respect to:
(a)	any material correspondence with, or other material action by, regulators or governmental agencies;
(b)	any material legal proceeding involving LAC; or
(c)	any allegations concerning LAC’s non-compliance with applicable laws or listing standards.
E.	Other Matters
(i)	Perform any other activities consistent with this charter, LAC’s articles and by-laws and governing law as the Committee or the Board deems necessary or appropriate.
(ii)

Annually conduct a self-assessment of the performance of the Committee and the members thereof and report its findings to the Board. This review shall seek to identify specific areas, if any, in need of improvement or strengthening.

(iii)	Report at regularly scheduled Board meetings on matters coming before the Committee.
IV.	AUTHORITY AND RESOURCES
A.

The Committee has the authority to engage independent counsel, consultants and other advisors as it deems necessary or advisable to carry out its duties and responsibilities and the Committee will set the compensation for such advisors.

B.

The Committee has the authority to communicate directly with and to meet with the Auditor and the internal auditor, and Management, exclusive of each other for purposes of performing its duties. This extends to requiring the Auditor to report directly to the Committee. The Committee will meet with the Auditor independent of Management after each review of the unaudited and audited financial statements and at such other times as the Committee may require.

C.

In connection with their service on the Committee, the members shall be entitled to such remuneration, payment or reimbursement of such incidental expenses and indemnification, on such terms as the Board may so determine from time to time.

D.	LAC shall provide the Committee with such resources, personnel and authority as the Committee may require in order to properly carry out and discharge its roles and responsibilities hereunder.
E.

The Committee and its members shall have access to such documents or records of LAC and to such officers, employees or advisors of LAC or require their attendance at any meeting of the Committee, all as the Committee or the members thereof may consider necessary in order to fulfill and discharge their responsibilities hereunder.

F.

The Committee shall review and assess the adequacy of this charter on a regular basis and consider whether this charter appropriately addresses the matters that are or should be within its scope and, where appropriate, make recommendations to the Board for the alteration, modification or amendment hereof.

G.	This charter may, at any time, and from time to time, be altered, modified or amended in such manner as may be approved by the Board.
V.	MEETINGS
A.

The Committee shall meet as often as it considers necessary, but at least once per quarter and, subject to the terms hereof and applicable law, otherwise establish its procedures and govern itself as the members of the Committee may see fit in order to carry out and fulfill its duties and responsibilities hereunder.

B.	The times and places where meetings of the Committee shall be held and the procedures at such meetings shall be as determined, from time to time, by the Committee.
C.

Meetings of the Committee may be called by the Chair of the Committee, any other member of the Committee or the Auditor. Not less than 48 hours advance notice of any meeting shall be given orally or in writing personally delivered or by facsimile or electronic mail together with an agenda to each member of the Committee unless all members of the Committee are present at any meeting and agree to waive notice and any absent member of the Committee has waived notice or otherwise consented to the holding of such meetings in writing.

D.	The Auditor shall receive notice of and have the right to attend all meetings of the Audit Committee.
E.

A majority of members of the Committee will constitute a quorum (provided that a quorum shall not be less than 2 members). Decisions of the Committee will be by an affirmative vote of the majority of those members of the Committee voting at a meeting. In the event of an equality of votes, the Chair will not have a casting or deciding vote. The Committee may also act by resolution in writing signed by all the members of the Committee.

F.

The Committee shall keep or cause to be kept minutes or other records of its meetings and proceedings and provide such records to LAC as the Committee may so determine. The approved minutes of the Committee shall be circulated to the Board as soon as practicable.

G.

Any member of the Committee may participate in a meeting by conference telephone or other communications equipment by means of which all persons participating in the meeting can adequately communicate with each other, and a member participating in a meeting pursuant to this section shall be deemed for purposes of the Business Corporations Act (British Columbia) to be present in person at the meeting.

H.

The Committee may invite the Auditor, Management, directors, employees or other persons as it sees fit from time to time to attend its meetings and assist thereat provided, however, that only members of the Committee may participate in the deliberation, and vote on any matter to be decided by the Committee.

I.	All meetings shall include an in-camera session of independent directors without management present.
VI.	RESPONSIBILITIES AND DUTIES OF THE CHAIR

The Chair of the Committee shall have the following responsibilities and duties.

(i)	Chair meetings of the Committee.
(ii)	In consultation with the Board Chair and the Corporate Secretary, determine the frequency, dates, guests and locations of meetings of the Committee.
(iii)

In consultation with LAC’s Chief Executive Officer, Chief Financial Officer, Corporate Secretary and others as required, review the annual work plan and the meeting agendas to ensure all required business is brought before the Committee.

(iv)	In consultation with the Board Chair, ensure that all items requiring the Committee’s approval are appropriately tabled.
(v)	Report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next meeting of the Board following any meeting of the Committee.
(vi)	Carry out any other or special assignments or any functions as may be requested by the Board.
VII.	APPROVAL

Approved by the Board on June 10, 2021.